As filed with the Securities and Exchange Commission on April 29, 2011

Registration No. 333-173115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GigOptix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	26-2439072
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Geng Road, Suite 250

Palo Alto, CA 94303

(650) 424-1937

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Avi S. Katz

GigOptix, Inc.

2300 Geng Road, Suite 250

Palo Alto, CA 94303

(650) 424-1937

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mavis L. Yee, Esq.

Gregory P. O’ Hara, Esq.

Jeffrey C. Selman, Esq.

Nixon Peabody LLP

2 Palo Alto Square

3000 El Camino Real, Suite 500

Palo Alto, CA 94306-2016

(650) 320-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    Yes  ☒    No  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    Yes  ☐    No  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    Yes  ☐    No  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting Company	☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, $0.001 par value (3)	1,000,000	$3.04	$3,040,000	$352.94

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee based on the average of the high and low sales prices of the common stock on March 23, 2011, as reported on the Over-the-Counter Bulletin Board.
(3)	Previously paid the amount of $605.36 in connection with the initial filing of this registration statement on March 28, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2011

Preliminary Prospectus

2,715,161 Shares

GIGOPTIX, INC.

Common Stock

This prospectus relates to the resale of up to 2,715,161 shares of common stock, par value $0.001 per share, of GigOptix, Inc. that may be sold from time to time by the selling stockholder named in this prospectus on page 59. We will not receive any proceeds from the sale of the common stock by the selling stockholder.

The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its shares of common stock or interests in shares of common stock on any market or trading facility on which our shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares covered by this prospectus as well as various related expenses. The selling stockholder is responsible for all discounts, selling commission and other costs related to the offer and sale of its shares.

Our common stock is currently traded on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “GGOX.OB.” On April 28, 2011 the last reported sale price of our common stock on the OTCBB was $2.55 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 5 of this prospectus for risks and uncertainties you should consider before buying shares of our common stock.

None of the Securities and Exchange Commission, any state securities commission, nor any other governmental agency has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein or any amendment or supplement hereto or any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. We are not making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus, the documents incorporated by reference or any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any free writing prospectus or of any sale of the common stock.

Neither we nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless the context indicates otherwise, all references in this prospectus to “GigOptix,” “we,” “us,” “our company” and “our” refer to GigOptix, Inc. and its consolidated subsidiaries.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in our common stock is appropriate for you.

GigOptix, Inc.

GigOptix is a leading supplier of electronic and electro-optic semiconductor products that enable high speed telecommunications, or telecom, and data-communications, or data-com, networks. Its products amplify, process, convert and modulate signals between electrical and optical formats for transmission and reception of voice, data and video, enabling global network providers to offer “triple play” and other enhanced services. GigOptix designs and supplies solutions for the 10Gbps, 40Gbps and the emerging 100Gbps standards, both in parallel and serial applications, spanning from short reach datacenter applications up through ultra long-haul submarine networks. Its digital and analog integrated circuit, or IC, products include broadband amplifiers, low noise receivers, mixed-signal integrated circuits, and monolithic microwave integrated circuits, or MMICs, and GigOptix recently introduced electro-optical thin film polymer on silicon, or TFPS, modulators for ultra-broadband applications. These products offer its customers numerous benefits including the ability to operate at higher speeds and over wider temperature ranges, consume less power at peak loads, and offer a small footprint solution. GigOptix has a global customer base including leading telecommunications and data-communications network equipment systems vendors such as Alcatel-Lucent and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

GigOptix operates as a fabless company, which means that it outsources the manufacturing of silicon wafers and believe it has positioned itself uniquely given its ability to offer the three key components in a transponder, namely, TFPS-modulators, matching drivers, and receiver amplifiers, thereby solving the challenging issue of component interoperability and allowing a more highly integrated and durable product at a smaller footprint and lower cost.

GigOptix also develops and markets custom application specific integrated circuits, or ASICs, based on GigOptix’ Structured ASIC and Hybrid ASIC platforms. GigOptix has over 60 different designs encompassing analog-to-digital converter, digital-to-analog converters, regulators and various power management functions. These products enable GigOptix to enhance its product offerings to its telecom and data-com network customers, as well as cross-sell its optical components to its defense and aerospace customers. In 2010, GigOptix sold its products to over 100 customers globally.

For the years ended December 31, 2010 and 2009, GigOptix incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, GigOptix had an accumulated deficit of $73.4 million and $69.0 million, respectively. GigOptix’ then independent registered public accounting firm included a going concern paragraph in its report for GigOptix’ consolidated financial statements as of December 31, 2009. GigOptix’ independent registered public accounting firm did not include a going concern paragraph in its report for GigOptix’ consolidated financial statements as of December 31, 2010.

Industry Background

Over the last 30 years, optical networks using light waves to carry digital packets have systematically replaced electrical networks in data-com and telecom due to their inherent technical advantages that enable higher speeds, denser packing of data, lower cost and reduced energy consumption. Cisco recently estimated in its Visual Networking Index that internet video now accounts for more than one-third of all consumer internet traffic and will account for more than 91% of global consumer Internet traffic by 2013; moreover, Cisco forecasts that global internet protocol, or IP, traffic will continue to grow with a 34% compound annual growth rate, or CAGR, from 2009 to 2014 and that mobile IP traffic will grow at a CAGR of 92% from 2010 to 2015 driven to a large degree by increased use of cloud services and viewing of internet video both over fixed and over mobile networks.

Optical technologies such as Dense Wavelength Division Multiplexing, or DWDM, enable multiple independent data streams to travel over the same length of fiber simultaneously without interfering with each other, greatly expanding the potential throughput of the network. These advantages have driven optical networks from ultra-long haul distances greater than 1000 kilometers (trans-oceanic undersea cables) into short distance applications (metropolitan and enterprise networks) and recently even into distances as small as 30 meters (data centers). Additionally, optical interfaces are in early development for very short-range applications, including chip-to-chip interfaces such as those required by PCs and other consumer electronics that will be designed to take advantage of optical standards, which will surpass the abilities of traditional copper circuitry.

Telecommunications and data-communications network systems vendors are producing optical systems increasingly based on 10Gbps, and are moving to 40Gbps and recently introduced 100Gbps standards. Faced with technological and cost challenges, original equipment manufacturers, or OEMs, are focusing on core competencies of software and systems integration, and are relying on component suppliers, such as GigOptix, to design, develop and supply the critical electronic and electro-optic components to perform the key transmit and receive functions. Moreover, the growing complexity of the components and the need to increase the pace of innovation while reducing costs and energy consumption are driving customers to reduce their number of suppliers and favor vendors with comprehensive product portfolios and deeper product and system expertise. GigOptix expects to meet this challenge to become a strategic part of customers’ early product planning, allowing access to technology development and trends, and increasing the likelihood of garnering meaningful market share.

Our Key Advantages

We believe that the key advantages of our business include:

•

Technology Leadership: Our products are built on a foundation of semiconductor and electro-optic polymer technologies supported by over 20 years of innovation and research and development experience that has resulted in more than 100 patents awarded and patent applications pending worldwide. Our technology innovation extends from the design of ultra-high speed semiconductor integrated circuits, monolithic microwave integrated circuit design, multi-chip modules, electro-optic thin-film polymer materials, and optical modulator design. Our many years of experience allow us to design high performance solutions.

•

Broad Product Line: We have a comprehensive portfolio of products for telecommunications, data-communications, defense and industrial applications designed for speeds of 10Gbps and beyond. Our products support a wide range of data rates, protocols, transmission distances and industry standards. This wide product offering allows us to serve as a “one-stop shop” to our customers in offering them a comprehensive product arsenal, as well as allowing us to reduce costs as we utilize pre-existing design building-blocks.

•

Superior Performance: Our performance advantage is derived from industry leading drivers, receivers, modulators and superior integration and module design capabilities. Our core III-V and silicon semiconductor, as well TFPS technology knowledge allows us to design products that exceed the current performance, power, size, temperature and reliability requirements of our customers.

•

Continuous Innovation: Our customers involve us early in their planning process for new products, resulting in our increased strategic importance to these customers. Our strategic alliances with our customers and contractor manufacturers allowed us to introduce approximately 46 new products to the market over the last two years.

•

Fabless Manufacturing Strategy: Our fabless model enables us to leverage outside expertise and infrastructure without significant capital outlays, allowing us to choose the right technology for any given technical problem. We create products using silicon, silicon-germanium, III-V compound semiconductors and electro-optic polymer technologies.

Our Strategy

Our objective is to be a leading supplier of semiconductor electronic and electro-optic products for high speed optical communications and other applications to systems developers, and to leverage our core competency into other segments such as the wired and wireless communications markets.

Principal elements of our strategy include:

•	Focus on high growth product and market opportunities in our current markets and expand into new markets utilizing our core technologies and continuous innovation;

•	Broaden our strategic relationship with key customers to enable early stage engagement in their product planning, resulting in faster time to market for their next generation products;

•	Leverage our broad portfolio of products to enable cost synergies for our customers, but also provide superior performing products through the integration of different technologies;

•	Pursue strategic acquisitions that allow us to strengthen our market position, enhance our technology or product base, and/or acquire strategic customer channels and expand our geographic presence;

•

Utilize external funding sources, such as state and federal government grants, to continue to improve our products, such as our thin film electro-optical polymer technologies to enable next generation optical components; and

•	Partner with electronics contract manufacturers, or ECMs, to accelerate introduction of advanced integrated components to our customers.

Our business is subject to numerous risks that are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks, among others, represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we depend on a limited number of customers for a substantial portion of our revenue;

•	we rely on third parties for our manufacturing operations, including wafer fabrication, assembly and test;

•	we are a market leader and face intense competition and expect competition to increase in the future;

•	we need to develop and introduce new or enhanced products on a timely basis;

•	we need to penetrate new and existing markets in order to continue to grow our business; and

•	we are a rapidly growing company, with almost 4 years of operational history.

Corporate History

GigOptix, Inc., the successor to GigOptix LLC, was formed as a Delaware corporation in March 2008 in order to facilitate a combination between GigOptix LLC and Lumera Corporation (Lumera). Before the combination, GigOptix LLC acquired the assets of iTerra Communications LLC in July 2007 (iTerra) and Helix Semiconductors AG (Helix) in January 2008. On November 9, 2009, GigOptix acquired ChipX, Incorporated (ChipX). As a result of the acquisitions, Helix, Lumera and ChipX all became wholly owned subsidiaries of GigOptix. On February 4, 2011, GigOptix, Endwave Corporation, a Delaware corporation (Endwave) and Aerie Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of GigOptix (Merger Subsidiary), entered into an Agreement and Plan of Merger (the Merger Agreement) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the separate corporate existence of Merger Subsidiary shall cease and Endwave will be the successor or surviving corporation of the merger and a wholly-owned subsidiary of GigOptix. We have included audited financial statements of Endwave for the years ended December 31, 2008, December 31, 2009 and December 31, 2010. We have also included unaudited pro forma financial information reflecting the merger in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Data.”

Corporate Information

Our principal executive offices are located at 2300 Geng Rd, Suite 250, Palo Alto, CA 94303 and our telephone number is (650) 424-1937. Our Internet address is www.gigoptix.com. Information contained on our website does not constitute part of this prospectus.

The names “GigOptix” and “Lumera” and “ChipX” are our registered trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

Summary of the Offering

Common stock offered	2,715,161 shares of common stock, $0.001 par value per share, offered by the selling stockholder.

Common stock outstanding after the offering(1)	15,090,108 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the common stock by the selling stockholder.

Over-the-Counter Bulletin Board Symbol	GGOX.OB

Risk factors	Investing in our common stock involves a number of risks. Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 5 of this prospectus, for a discussion of the risks related to an investment in our common stock.

(1)	The number of shares of common stock outstanding after this offering includes 12,374,947 shares outstanding as of April 28, 2011, but does not include:

•	7,384,549 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $2.66 per share, which have been granted and remained outstanding;

•	2,257,159 shares underlying currently outstanding warrants;

•	2,845,748 shares issuable under our stock option plan; and

•	Such number of shares to be issued upon consummation of the merger with Endwave, which as of April 28, 2011 was estimated to be 9,189,580 shares.

RISK FACTORS

Investing in our common stock involves risk. In deciding whether to invest in our common stock, you should carefully consider the following risks, which should be read together with our other disclosures in this prospectus and in the documents we incorporate by reference. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We and our predecessors have incurred substantial operating losses in the past and we may not be able to achieve profitability in the future.

We have incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, we incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, we had an accumulated deficit of $73.4 million and $69.0 million, respectively. We expect development, sales and other operating expenses to increase in the future as we expand our business. If our revenue does not grow to offset these expected increased expenses, we may not be profitable. In fact, in future quarters we may not have any revenue growth and our revenues could decline. Furthermore, if our operating expenses exceed expectations, financial performance will be adversely affected and we may continue to incur significant losses in the future.

In addition, we acquired ChipX in November 2009. ChipX incurred net losses of $5.7 million for the year ended December 31, 2008 and an additional net loss of $3.3 million for the period from January 1, 2009 through the date of acquisition of November 9, 2009.

We may require additional capital to continue to fund our operations. If we need but do not obtain additional capital, we may be required to substantially limit operations.

We may not generate sufficient cash needed to finance our anticipated operations for the foreseeable future from such operations. Accordingly, we may seek funding through public or private financings, including equity financings, and through other arrangements including collaborations. We could require additional financing sooner than expected if we have poor financial results, including unanticipated expenses, or an unanticipated drop in projected revenues. Such financing may be unavailable when needed or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to limit our operations substantially. These limitations of operations may include a possible sale or shutdown of portions of our business, reductions in capital expenditures and reductions in staff and discretionary costs.

We have incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, we incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, we had an accumulated deficit of $73.4 million and $69.0 million, respectively. We have incurred significant losses since inception, attributable to our efforts to design and commercialize our products. We have managed our liquidity during this time through a series of cost reduction initiatives and through increasing our line of credit with our bank. Our ability to continue as a going concern is dependent on many events outside of our direct control, including, among other things, obtaining additional financing either privately or through public markets and consumers’ purchasing our products in substantially higher volumes. During 2010, we raised approximately $3.9 million in additional equity capital from institutional investors which stabilized our cash position. We have used that cash to substantially reduce our outstanding accounts payable and accrued expenses balances. In addition, we have access to a line of credit with Silicon Valley Bank which enables us to borrow up to $3 million based on 80% of eligible invoiced amounts to customers. We also were close to breakeven, incurring a loss of $97,000, on an operating income basis in the fourth quarter of 2010. Additionally, our pending merger with Endwave upon closing will provide us with additional cash and equivalents which should mitigate near-term liquidity issues. Based on these events and factors we believe that our cash, cash from operations and our line of credit will be sufficient for at least the next 12 months.

We may fail to realize the anticipated benefits of our mergers with ChipX and Lumera, and our pending merger with Endwave.

Our future success will depend in significant part on our ability to utilize Endwave’s cash and cash equivalents and to realize the cost savings, operating efficiencies and new revenue opportunities that are expected to result from the integration of the GigOptix, Lumera, ChipX and Endwave businesses. Our operating results and financial condition will be adversely affected if we are unable to integrate successfully the operations of GigOptix, Lumera, ChipX and Endwave, fail to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of GigOptix, Lumera, ChipX and Endwave may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

Any estimates of cost savings are based upon our assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and are often beyond our control.

Endwave will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Endwave and consequently on us following the merger. These uncertainties may impair each company’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Endwave to seek to change existing business relationships with Endwave. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with Endwave. If, despite Endwave’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Endwave, Endwave’s business and consequently the our business following the merger could be seriously harmed.

Failure to complete the merger could negatively affect us and Endwave.

If the merger is not completed for any reason, we and Endwave may be subject to a number of material risks, including the following:

•	the companies will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the trading price of each company’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid even if the merger is not completed.

Our strategy of growth through acquisition could harm our business.

It is our intent to continue to grow through strategic acquisitions. Successful integration of newly acquired target companies may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration processes could harm our business, financial condition and operating results. In addition, we may be unable to execute our acquisition strategy, resulting in under-utilized resources and a failure to achieve anticipated growth.

We face intense competition and expect competition to increase in the future, which could have an adverse effect on our revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general is highly competitive. We compete in different target markets to various degrees on the basis of a number of principal competitive factors, including our products’ performance, features and functionality, energy efficiency, size, ease of system design, customer support, products, reputation, reliability and price, as well as on the basis of our customer support, the quality of our product roadmap and our reputation. We expect competition to increase and intensify as more and larger semiconductor companies as well as the internal resources of large, integrated original equipment manufacturers or OEMs, enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue, revenue growth rates and operating results.

Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets and internal engineering groups within device manufacturers, some of which may be our customers. Our primary competitors include Triquint, Vitesse, Oki, Inphi and Gennum. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings. In addition, we believe that a number of other public and private companies are in the process of developing competing products for digital television and other broadband communication applications. Because our products often are “building block” semiconductors that provide functions that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, some of which may be existing customers that develop their own integrated circuit products.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future. Moreover, the competitive landscape is changing as a result of consolidation within our industry as some of our competitors have merged with or been acquired by other competitors, and other competitors have begun to collaborate with each other. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products.

We do not have our own manufacturing facilities. We operate an outsourced manufacturing business model that utilizes third-party foundry and assembly and test capabilities. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing, for many components or products. Currently, our semiconductor devices are manufactured by foundries operated by IBM, Win, Triquint, UMC and SEI. We also use third-party contractors for all of our assembly and test operations, including Bourns, Spel, IMT and Sanmina SCI.

Relying on third party manufacturing, assembly and testing presents significant risks to us, including the following:

•	failure by us, or our customers or their end customers to qualify a selected supplier;

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules and quality;

•	shortages of materials and potential lack of adequate capacity during periods of excess demand;

•	misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	potential increases in prices;

•	inadequate manufacturing yields and excessive costs;

•	difficulties selecting and integrating new subcontractors; and

•	potential instability in countries where third-party manufacturers are located.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to the recent worldwide decline in the semiconductor industry, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our net revenue could decline and our business, financial condition and results of operations would be adversely affected.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products or materials could have a material adverse effect on our business, revenue and operating results.

We currently do not have long-term supply contracts with any of our third-party vendors. We make substantially all of our purchases on a purchase order basis, and our contract manufacturers are not required to supply us products for any specific period or in any specific quantity. We expect that it would take approximately nine to twelve months to transition performance of our foundry or assembly services to new providers. Such a transition would likely require a qualification process by our customers or their end customers. We generally place orders for products with some of our suppliers approximately four to five months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party contractors to meet our customers’ delivery requirements, or we may accumulate excess inventories. Our third-party contractors have not provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

Average selling prices of our products could decrease rapidly, which could have a material adverse effect on our revenue and gross margins.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. From time to time, we have reduced the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. We expect that we will have to do so again in the future. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher operating margins, our revenue and gross margins will suffer. To maintain our gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our and our customers’ costs. Failure to do so would cause our revenue and gross margins to decline.

Due to our limited operating history, we may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses.

We were incorporated in 2008 and have only a limited operating history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our products, substantial uncertainty concerning how these markets may develop and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. We are currently expanding our staffing and increasing our expense levels in anticipation of future revenue growth. If our revenue does not increase as anticipated, we could incur significant losses due to our higher expense levels if we are not able to decrease our expenses in a timely manner to offset any shortfall in future revenue.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which may delay and does not assure product sales.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of the products in the customer’s system and rigorous reliability testing. This qualification process may continue for six months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the product, changes in our customer’s manufacturing process or our selection of a new supplier may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of this product to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured using a silicon foundry according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimate. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

The recent earthquake and related tsunami in Japan has accelerated the rate of orders from certain of our customers and negatively affected certain of our suppliers. If we are unable to properly manage the supply of products to its customers, there could be a negative impact on our financial position, statement of operations and cash flows.

We have certain customers and suppliers in Japan. To date, the recent earthquake and related tsunami in Japan has not caused a negative impact on our customers, and in some cases, we have experienced an acceleration in orders from current customers and new customers that cannot obtain supply from other vendors. To the extent that we are able to plan our inventory and obtain the necessary materials in a timely manner, we believe that we can support the acceleration in orders from our current customers as well as potential orders from new customers. If we cannot procure, process, assemble and test the required materials to support these customers, there could be a negative impact on our financial condition, results of operations and cash flows. We also have certain suppliers that have been negatively impacted by power shortages and other operational problems as a result of the earthquake and tsunami. While in certain cases we have inventory of products from these suppliers to support sales in the near-term, to the extent we cannot obtain materials and products in the correct mix from these suppliers to support purchase orders and sales forecasts from its customers, it could have a negative impact on our financial position, statement of operations and cash flows. In order to support future sales requiring materials from these suppliers, we may have to place larger orders or orders far in advance than is customary in order to secure adequate supply. To the extent we carry this additional inventory, we expose ourselves to risks that sales forecasts may not materialize as planned and we will have to record write-downs of inventory, which would negatively impact our results of operations.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expenditures. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenue from a product and adversely affect our results of operations.

The selection process for obtaining new business typically is lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of our customers’ products likely will have short life cycles. Failure to obtain business in a new product design could prevent us from offering an entire generation of a product, even though this has not occurred to date. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes.

After securing new business, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. The typical time from early engagement by our sales force to actual product introduction could run from 12 to 24 months. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales. In addition, any delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

Many of our products will have long sales cycles, which may cause us to expend resources without an acceptable financial return and which makes it difficult to plan our expenses and forecast our revenue.

Many of our products will have long sales cycles that involve numerous steps, including initial customer contacts, specification writing, engineering design, prototype fabrication, pilot testing, regulatory approvals (if needed), sales and marketing and commercial manufacture. During this time, we may expend substantial financial resources and management time and effort without any assurance that product sales will result. The anticipated long sales cycle for some of our products makes it difficult to predict the quarter in which sales may occur. Delays in sales may cause us to expend resources without an acceptable financial return and make it difficult to plan expenses and forecast revenues.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry is experiencing a significant downturn during the current global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The current downturn and any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products, and our third-party manufacturers have not provided assurances that adequate capacity will be available to us in the future.

A large proportion of our products are directed at the telecommunications and data communications markets that continue to be subject to overcapacity.

The technology equipment industry is cyclical and has experienced significant and extended downturns in the past, often in connection with, or in anticipation of, maturing product cycles, and capital spending cycles and declines in general economic conditions. The cyclical nature of these markets has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We may experience periodic fluctuations in our financial results because of these or other industry-wide conditions. Developments that adversely affect the telecommunications or data communications markets, including delays in traffic growth and changes in U.S. government regulation, could halt our efforts to generate revenue or cause revenue growth to be slower than anticipated from sales of electro-optic modulators, semiconductors and related products. Reduced spending and technology investment by telecommunications companies may make it more difficult for our products to gain market acceptance. Our potential customers may be less willing to purchase new technology such as our technology or invest in new technology development when they have reduced capital expenditure budgets.

We derive a significant portion of our revenue from a small number of customers and the loss of one or more of these key customers, the diminished demand for our products from a key customer, or the failure to obtain certifications from a key customer or its distribution channel could significantly reduce our revenue and profits.

A relatively small number of customers account for a significant portion of our revenue in any particular period. For instance, Alcatel-Lucent and contracts with the U.S. government accounted for 11% and 14%, respectively, of our revenue for fiscal year 2010. One or more of our key customers may discontinue operations as a result of consolidation, liquidation or otherwise, or reduce significantly its business with us due to the current economic conditions. Reductions, delays and cancellation of orders from our key customers or the loss of one or more key customers could significantly further reduce our revenue and profits. There is no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

We rely on a small number of development contracts with the U.S. Department of Defense and government contractors for a large portion of our revenue. The termination or non-renewal of one or more of these contracts could reduce our future revenue.

Fourteen percent of our revenue for the year ended December 31, 2010 was derived from performance on a limited number of development contracts with various agencies within the U.S. government. Any failure by us to continue these relationships or significant disruption or deterioration of our relationship with the U.S. Department of Defense may reduce revenues. Government programs must compete with programs managed by other contractors for limited and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors frequently engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. In addition, our development contracts with government agencies are subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at any time at its convenience. Termination of these development contracts, a shift in government spending to other programs in which we are not involved, or a reduction in government spending generally or defense spending specifically could severely harm our business. We intend to continue to compete for government contracts and expect such contracts will be a large percentage of our revenue for the foreseeable future. The development contracts in place with various agencies within the U.S. Department of Defense require ongoing compliance with applicable federal procurement regulations. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures, as well as suspensions or prohibitions from entering into such development contracts. Also, the reporting and appropriateness of costs and expenses under these development contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency (DCAA), an agency of the U.S. Department of Defense. In addition, we obtain provisional billing rates from the DCAA to bill under government contracts. Any differences between provisional billing rates and actual billed rates may result in an adjustment to revenue Any failure to comply with applicable government regulations could jeopardize our development contracts and otherwise harm our business.

Our future success depends in part on the continued service of our key senior management, design engineering, sales, marketing, and technical personnel and our ability to identify, hire and retain additional, qualified personnel.

Our future success depends to a significant extent upon the continued service of our senior management personnel, including our Chief Executive Officer, Dr. Avi Katz and our Chief Technical Officer, Andrea Betti-Berutto. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. The loss of key senior executives could have a material adverse effect on our business. There is intense competition for qualified personnel in the semiconductor and polymer industries, and we may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business, or to replace engineers or other qualified personnel who may leave our employment in the future. There may be significant costs associated with recruiting, hiring and retaining personnel. Periods of contraction in our business may inhibit our ability to attract and retain our personnel. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product development or other aspects of our business.

We are subject to the risks frequently experienced by early stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include our potential inability to:

•	establish product sales and marketing capabilities;

•	establish and maintain markets for our potential products;

•	identify, attract, retain and motivate qualified personnel;

•	continue to develop and upgrade our technologies to keep pace with changes in technology and the growth of markets using semiconductors and polymer materials;

•	develop expanded product production facilities and outside contractor relationships;

•	maintain our reputation and build trust with customers;

•	improve existing and implement new transaction processing, operational and financial systems;

•	scale up from small pilot or prototype quantities to large quantities of product on a consistent basis;

•	contract for or develop the internal skills needed to master large volume production of our products; and

•	fund the capital expenditures required to develop volume production due to the limits of available financial resources.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products.

Our success depends, in part, upon our ability to maintain and gain market acceptance of our products. To be accepted, these products must meet the quality, technical performance and price requirements of our customers and potential customers. The optical communications industry is currently fragmented with many competitors developing different technologies. Some of these technologies may not gain market acceptance. Our products, including products based on polymer materials, may not be accepted by OEMs and systems integrators of optical communications networks and consumer electronics. In addition, even if we achieve some degree of market acceptance for our potential products in one industry, we may not achieve market acceptance in other industries for which we are developing products, which market acceptance is critical to meeting our financial targets.

Many of our current products, particularly those based on polymer technology, are either in the development stage or are being tested by potential customers. We cannot be assured that our development efforts or customer tests will be successful or that they will result in actual material sales, or that such products will be commercially viable.

Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by customers. It will also require the ability to provide excellent customer service. We may be unable to offer products that compete effectively due to our limited resources and operating history. Also, certain large corporations may be predisposed against doing business with a company of our limited size and operating history. Failure to achieve broad acceptance of our products by customers and to compete effectively would harm our operating results.

Successful commercialization of current and future products will require us to maintain a high level of technical expertise.

Technology in our target markets is undergoing rapid change. To succeed in these target markets, we will have to establish and maintain a leadership position in the technology supporting those markets. Accordingly, our success will depend on our ability to:

•	accurately predict the needs of target customers and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated but are also available at a price acceptable to customers and competitive with comparable products;

•	establish and effectively defend our intellectual property; and

•	enter into relationships with other companies that have developed complementary technology into which our products may be integrated.

We cannot assure you that we will be able to achieve any of these objectives.

The failure to compete successfully could harm our business.

We face competitive pressures from a variety of companies in our target markets. The telecom, data-com and consumer opto-electronics markets are highly competitive and we expect that domestic and international competition will increase in these markets, due in part to deregulation, rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Increased competition could result in significant price competition, reduced revenues or lower profit margins. Many of our competitors and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, and manufacturing and human resources, name recognition and experience than we do. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to our products or that will achieve greater market acceptance than our products;

•	devote greater resources to developing, marketing or selling their products;

•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our technologies or potential products obsolete;

•	introduce products that make the continued development of our potential products uneconomical;

•	obtain patents that block or otherwise inhibit our ability to develop and commercialize potential products;

•	withstand price competition more successfully than us;

•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of prospective customers better than us; and

•	take advantage of acquisitions or other opportunities more readily than us.

Competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements that are available to customers on a more timely basis than comparable products from our company or that have the potential to replace or provide lower cost alternatives to our products. The introduction of enhancements or new products by competitors could render our existing and future products obsolete or unmarketable. Each of these factors could have a material adverse effect on our company’s business, financial condition and results of operations.

We may be unable to obtain effective intellectual property protection for our potential products and technology.

Any intellectual property that we have or may acquire, license or develop in the future may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, there are patents held by third parties that relate to polymer materials and electro-optic devices. These patents could be used as a basis to challenge the validity or limit the scope of our patents or patent applications. A successful challenge to the validity or limitation of the scope of our patents or patent applications could limit our ability to commercialize the technology and, consequently, reduce revenues.

Moreover, competitors may infringe our patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding, a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to competitors, or such competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing potential products.

Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of management and key personnel from other business concerns and, if successfully asserted, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on acceptable terms, if at all. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some business operations as a result of patent infringement claims, which could severely harm our business.

If our potential products infringe the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.

The technology that we license from various third parties may be subject to government rights and retained rights of the originating research institution.

We license technology from various companies or research institutions, such as the University of Washington. Many of these partners and licensors have obligations to government agencies or universities. Under their agreements, a government agency or university may obtain certain rights over the technology that we have developed and licensed, including the right to require that a compulsory license be granted to one or more third parties selected by the government agency.

In addition, our partners often retain certain rights under their licensing agreements, including the right to use the technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether such partners limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to this licensed technology in the event of misuse.

If we fail to develop and maintain the quality of our manufacturing processes, our operating results would be harmed.

The manufacture of our products is a multi-stage process that requires the use of high-quality materials and advanced manufacturing technologies. With respect to our polymer-based products, polymer-related device development and manufacturing must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of a product in a lot to be defective. If we are unable to develop and continue to improve on our manufacturing processes or to maintain stringent quality controls, or if contamination problems arise, our operating results would be harmed.

The complexity of our products may lead to errors, defects and bugs, which could result in the necessity to redesign products and could negatively impact our reputation with customers.

Products as complex as ours may contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of our products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing customers and to attract new customers. In particular, certain products are customized or designed for integration into specific network systems. If our products experience defects, we may need to undertake a redesign of the product, a process that may result in significant additional expenses.

We may also be required to make significant expenditures of capital and resources to resolve such problems. There is no assurance that problems will not be found in new products after commencement of commercial production, despite testing by us, our suppliers and our customers.

We could be exposed to significant product liability claims that could be time-consuming and costly and impair our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our products are alleged to be defective or harmful. Product liability claims or other claims related to our potential products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management’s time and attention from other business concerns, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair our ability to commercialize our products. In addition, certain of our products are sold under warranties. The failure of our products to meet the standards set forth in such warranties could result in significant expenses to us.

If we fail to effectively manage our growth, and effectively transition from our focus on research and development activities to commercially successful products, our business could suffer.

Failure to manage growth of operations could harm our business. To date, a large number of our activities and resources have been directed at the research and development of our technologies and development of potential related products. The transition from a focus on research and development to being a vendor of products requires effective planning and management. Additionally, growth arising from the expected synergies from future acquisitions will require effective planning and management. Future expansion will be expensive and will likely strain management and other resources.

In order to effectively manage growth, we must:

•	continue to develop an effective planning and management process to implement our business strategy;

•	hire, train and integrate new personnel in all areas of our business; and

•	expand our facilities and increase capital investments.

There is no assurance that we will be able to accomplish these tasks effectively or otherwise effectively manage our growth.

Our business, financial condition and operating results would be harmed if we do not achieve anticipated revenue.

From time to time, in response to anticipated long lead times to obtain inventory and materials from outside contract manufacturers, suppliers and foundries, we may need to order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render our products less marketable. If we are forced to hold excess inventory or incur unanticipated inventory write-downs, our financial condition and operating results could be materially harmed.

Our expense levels are relatively fixed and are based on our expectations of future revenue. We will have limited ability to reduce expenses quickly in response to any revenue shortfalls. Changes to production volumes and impact of overhead absorption may result in a decline in our financial condition or liquidity.

We could suffer unrecoverable losses on our customers’ accounts receivable which would adversely affect our financial results.

Our operating cash flows are dependent on the continued collection of receivables. Our accounts receivable as of December 31, 2010 increased by $1.6 million or 43% compared to the balance at December 31, 2009. We could suffer additional accounting losses as well as a reduction in liquidity if a customer is unable to pay. A significant increase in uncollectible accounts would have an adverse impact on our business, liquidity and financial results.

The industry and markets in which we compete are subject to consolidation, which may result in stronger competitors, fewer customers and reduced demand.

There has been industry consolidation among communications IC companies, network equipment companies and telecommunications companies in the past. This consolidation is expected to continue as companies attempt to strengthen or hold their positions in evolving markets. Consolidation may result in stronger competitors, fewer customers and reduced demand, which in turn could have a material adverse effect on our business, operating results, and financial condition.

Our operating results are subject to fluctuations because we have international sales.

International sales account for a large portion of our revenue and may account for an increasing portion of future revenue. The revenue derived from international sales may be subject to certain risks, including:

•	foreign currency exchange fluctuations;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	political and economic instability;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign operations;

•	difficulties in managing distributors;

•	difficulties in obtaining governmental approvals for communications and other products;

•	reduced or uncertain protection for intellectual property rights in some countries;

•	longer payment cycles to collect accounts receivable in some countries;

•	the burden of complying with a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

We are subject to regulatory compliance related to our operations.

We are subject to various U.S. governmental regulations related to occupational safety and health, labor and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions, which could harm our business.

We may incur liability arising from our use of hazardous materials.

Our business and facilities are subject to a number of federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that are used or generated in our operations. Many of these environmental laws and regulations subject current or previous owners or occupiers of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or occupier knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to their presence were taken in compliance with the law. Our domestic facilities use various chemicals in manufacturing processes that may be toxic and covered by various environmental controls. These hazardous materials may be stored on site. The waste created by use of these materials is transported off-site by an unaffiliated waste hauler. Many environmental laws and regulations require generators of waste to take remedial actions at an off-site disposal location even if the disposal was conducted lawfully. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental laws and regulations could result in the imposition of substantial fines, suspension of production, alteration of production processes, cessation of operations or other actions, which could severely harm our business.

We may be unable to export some of our potential products or technology to other countries, convey information about our technology to citizens of other countries or sell certain products commercially, if the products or technology are subject to U.S. export or other regulations.

We are developing certain products that we believe the U.S. government and other governments may be interested in using for military and information gathering or antiterrorism activities. U.S. government export regulations may restrict us from selling or exporting these potential products into other countries, exporting our technology to those countries, conveying information about our technology to citizens of other countries or selling these potential products to commercial customers. We may be unable to obtain export licenses for products or technology if necessary. We currently cannot assess whether national security concerns would affect our potential products and, if so, what procedures and policies we would have to adopt to comply with applicable existing or future regulations.

We are subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries.

Various laws and regulations potentially affect the import and export of our products, including export control, tax and customs laws. Furthermore, some customer purchase orders and agreements are governed by foreign laws, which may differ significantly from laws in the United States. As a result, our ability to enforce our rights under such agreements may be limited compared with our ability to enforce our rights under agreements governed by laws in the United States.

Our business is subject to foreign currency risk.

Sales to customers located outside of the North America comprised 49% and 51% of our revenue for 2010 and 2009, respectively. In addition, we have a subsidiary overseas (Switzerland) that records its operating expenses in a foreign currency. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. We currently do not have hedging or other programs in place to protect against adverse changes in the value of the U.S. dollar as compared to other currencies to minimize potential adverse effects.

Restrictive covenants under our credit facility with Silicon Valley Bank may adversely affect our operations.

Our loan and security agreement with Silicon Valley Bank contains a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, without prior written approval from Silicon Valley Bank:

•

Merge or consolidate, or permit any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of our subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, or assume any indebtedness, other than certain indebtedness permitted under the loan and security agreement with Silicon Valley Bank; and

•	Pay any dividends or make any distributions or payment on, or redeem, retire or repurchase any capital stock.

A failure to comply with the covenants contained in our loan and security agreement could result in an event of default under the agreement that, if not cured or waived, could result in the acceleration of the indebtedness and have a material adverse effect on our business, financial condition and results of operations.

We have previously identified material weaknesses in our internal control over financial reporting. If we fail to remedy our material weaknesses or otherwise fail to maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2010 and 2009, material weaknesses in our internal controls over financial reporting, as defined in rules established by the Public Company Accounting Oversight Board, were identified. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. The material weaknesses were attributed to us not maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. We have adopted a remediation plan that we are in the process of implementing, in conjunction with our proposed acquisition of Endwave. A key component of the remediation plan will be the addition of accounting personnel with the appropriate level of accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements of a public company. We will continue to update and upgrade our internal processes and systems related to financial reporting. We expect to remediate the material weaknesses during 2011.

In addition, other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. If we fail to remediate the material weakness or fail to implement required new or improved controls, or encounter difficulties in their implementation, it could harm our operating results, cause failure to meet our SEC reporting obligations on a timely basis or result in material misstatements in our annual or interim financial statements.

Risks Related to this Offering

and Ownership of Our Common Stock

There may be a limited public market for our common shares, and the ability of our stockholders to dispose of their common shares may be limited.

Our common shares have been traded on the OTC Bulletin Board since December 2008. We cannot foresee the degree of liquidity that will be associated with our common shares. A holder of our common shares may not be able to liquidate his, her or its investment in a short time period or at the market prices that currently exist at the time the holder decides to sell. The market price for our common stock may fluctuate in the future, and such volatility may bear no relation to our performance.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

The sale of our outstanding common stock or shares issuable upon exercise of options or warrants, or the perception that such sales could occur, could cause the market price of our common stock to decline. As of April 28, 2011, we had approximately 12,374,947 shares of common stock, options to purchase 7,384,549 shares of our common stock and warrants to purchase approximately 2,257,159 shares of our common stock outstanding. These shares of common stock, including shares of common stock issued upon exercise of options and warrants, have either been registered under the Securities Act, and as such are freely tradable without further restriction, or are otherwise freely tradable without restriction (subject to the requirements of Rule 144 under the Securities Act), unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In addition to the shares being registered on this registration statement, we have also filed a registration statement on Form S-4 to register shares which we will issue in the merger with Endwave.

The exercise of options and warrants and other issuances of shares of common stock or securities convertible into common stock will dilute your interest.

As of April 28, 2011, there were outstanding options to purchase an aggregate of 7,384,549 shares of our common stock at a weighted-average exercise price of $2.66 per share, of which options to purchase 2,480,935 shares at a weighted-average exercise price of $3.58 per share were exercisable as of such date. As of April 28, 2011, there were warrants outstanding to purchase 2,257,159 shares of our common stock at a weighted average exercise price of $5.86 per share. The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with acquisitions or in connection with financing efforts.

Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares. Moreover, if we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised, or if we issue restricted stock, stockholders may experience further dilution.

In addition, certain warrants to purchase shares of our common stock currently contain an exercise price above the current market price for the common stock (these warrants are known as “above-market” warrants). As a result, these warrants may not be exercised prior to their expiration and we may not realize any proceeds from their exercise.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

The revenues for our product lines and our quarterly operating results may vary significantly based on many factors, including:

•	reductions or delays in funding of development programs involving new polymer materials technologies by the U.S. government;

•	additions of new customers;

•	fluctuating demand for our products and technologies;

•	announcements or implementation by competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	timing and amounts relating to the expansion of operations;

•	costs related to possible future acquisitions of technologies or businesses;

•	communications, information technology and semiconductor industry conditions;

•	fluctuations in the timing and amount of customer requests for product shipments;

•	the reduction, rescheduling or cancellation of orders by customers, including as a result of slowing demand for our products or our customers’ products;

•	changes in the mix of products that our customers buy;

•	competitive pressures on selling prices;

•	the ability of our customers to obtain components from their other suppliers;

•	fluctuations in manufacturing output, yields or other problems or delays in the fabrication, assembly, testing or delivery of our products or our customers’ products; and

•	increases in the costs of products or discontinuance of products by suppliers.

We base our current and future expense estimates, in large part, on estimates of future revenue, which is difficult to predict. We expect to continue to make significant operating and capital expenditures in the area of research and development and to invest in and expand production, sales, marketing and administrative systems and processes. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses are not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

In future quarters, our results of operations may fall below the expectations of investors and the trading price of our common stock may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation could result in substantial costs and divert our attention from other business concerns, which could seriously harm our business.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may prevent takeover attempts that could be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws could discourage a takeover of our company even if a change of control would be beneficial to the interests of our stockholders. These charter provisions include the following:

•	a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year; and

•

supermajority voting requirements (two-thirds of outstanding shares) applicable to the approval of any merger or other change of control transaction that is not approved by our continuing directors. The continuing directors are all of the directors as of the effective time of a merger or who are elected to the board upon the recommendation of a majority of the continuing directors.

We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock for the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of potential gain for the foreseeable future.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	we are an early stage company and have a history of incurring losses;

•	our ability to remain competitive in the markets we serve;

•	the effects of future economic, business and market conditions;

•	our ability to successfully integrate our business with Endwave’s business;

•	our ability to achieve cost savings, operating efficiencies and new revenue opportunities as a result of the merger with Endwave;

•	the effects of the uncertainty of the merger with Endwave on relationships with customers, employees and suppliers;

•	consolidation in the industry we serve;

•	the failure of the Endwave stockholders to approve the merger;

•	general economic and capital market conditions, and our ability to obtain additional funding;

•	our ability to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability;

•	our ability to establish effective internal controls over our financial reporting;

•	costs associated with the merger with Endwave;

•	risks relating to the transaction of business internationally;

•	our failure to realize anticipated benefits from acquisitions or the possibility that such acquisitions could adversely affect us, and risks relating to the prospects for future acquisitions;

•	the loss of key employees and the ability to retain and attract key personnel, including technical and managerial personnel;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	protection and enforcement or our intellectual property rights and proprietary technologies;

•	costs associated with potential intellectual property infringement claims asserted by a third party;

•	our exposure to product liability claims resulting from the use of our products;

•	the loss of one or more of our significant customers, or the diminished demand for our products;

•	our dependence on contract manufacturing and outsourced supply chain, as well as the costs of materials;

•	our reliance on third parties to provide services for the operation of our business;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	our success at managing the risks involved in the foregoing items; and

•	other risks and uncertainties, including those listed under the heading “Risk Factors” in this prospectus.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Any investor should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading “Where You Can Find More Information,” all of which is accessible on the SEC’s website at www.sec.gov.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholder.

PRICE RANGE OF COMMON STOCK

Our common stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “GGOX.OB.” Our common stock first traded on the OTC Bulletin Board on December 10, 2008. Prior to that time, there was no public market for our common stock. The table below sets forth the high and low sale prices per share of our common stock on the OTC Bulletin Board for the periods specified. As of April 28, 2011 we had approximately 12,374,947 shares of common stock issued and outstanding, held by approximately 31 record holders.

	Sale Price Per Share of Common Stock
	High	Low
2009
First Quarter	$1.75	$0.50
Second Quarter	$2.20	$1.40
Third Quarter	$5.50	$1.90
Fourth Quarter	$3.98	$1.90
2010
First Quarter	$4.90	$1.90
Second Quarter	$4.45	$1.75
Third Quarter	$2.65	$1.60
Fourth Quarter	$2.75	$1.95
2011
First Quarter	$3.90	$2.39
Second Quarter (through April 28, 2011)	$3.20	$2.50

The Merger Agreement requires us to use commercially reasonable efforts to cause our common stock to be issued in the merger to be authorized for listing on the NYSE Amex, subject to official notice of issuance, prior to the closing of the merger, and if that is not reasonably possible, then as soon thereafter as is reasonably possible. If within 60 days following the effective time of the merger, such shares of our common stock have not been so authorized, then our board of directors will use its best efforts to take further actions as appropriate to achieve such listing on NYSE Amex, subject to official notice of issuance. We have submitted an application to list our common stock on the NYSE Amex.

Approval by the NYSE Amex of an application for listing is subject to certain conditions, some of which are within our control and others that are outside our control. One of the conditions of the NYSE Amex requires that the trading price of common stock be maintained at or above the minimum price requirements of the NYSE Amex. We intend to satisfy those conditions that are within our control. However, there are no assurances that any conditions outside our control will be satisfied. If any of the conditions are not satisfied, the NYSE Amex will not approve our listing application, and our common stock will not be listed for trading on the NYSE Amex.

Our common stock will continue to trade on the OTC Bulletin Board unless and until all of the conditions to trading on the NYSE Amex have been satisfied and the shares begin officially trading on the NYSE Amex, after which time our common stock will no longer be traded on the OTC Bulletin Board.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and to expand our business.

Our loan and security agreement with Silicon Valley Bank contains restrictive covenants that restrict our ability to pay any dividends or make any distributions or payment on, or redeem, retire or repurchase, any capital stock. Except as limited by this agreement, our board of directors has discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. We cannot assure you that we will ever pay dividends.

BUSINESS

Overview

We are a leading supplier of electronic and electro-optical semiconductor products that enable high-speed telecommunications and data-communications networks globally. Our products convert signals between electrical and optical formats for transmitting and receiving data over fiber optic networks, a critical function in optical communications equipment. We are creating innovations in both telecommunications and data-communications applications for fast growing markets in 10Gbps, 40Gbps and 100Gbps drivers, receiver ICs, electro–optic modulator components and multi-chip-modules, or MCM. We believe that our expertise in semiconductor electro-optical and optical technologies has helped us create a broad portfolio of products that addresses customer demand for performance at higher speeds, over wider temperature ranges, in smaller sizes, and at lower power consumption compared to other products currently available in the market. We view ourselves as a strategic vendor to a number of our customers given our early engagement in their product design plans. We have well-established relationships with many of the leading telecommunications and data-communications network systems vendors such as Alcatel-Lucent, and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

Telecommunications and data-communications networks are becoming increasingly congested due to the growing demand for high bandwidth applications by consumers and enterprises. This bandwidth constraint has caused network service providers to turn to component vendors like us to provide solutions that maximize bandwidth and reliability while minimizing cost. Increasing the communications data rate in networks has been an important element of easing network congestion, and, as a result, network service providers are in process of upgrading their 10Gbps systems to 40Gbps and 100Gbps equipment deployments throughout their networks. We focus on the 10Gbps and above markets which we believe present the fastest growing and primary market opportunity in the communications industry.

Since inception, we have expanded our customer base, acquired and integrated four businesses with complementary products and customers, and in so doing expanded our product line from a few 10Gbps ultra-long reach electronic modulator drivers to a line of over 100 products that includes drivers, receivers and modulators for 10 to 100Gbps applications and custom ASICs. Our direct sales force is based in 5 countries and is supported by more than 50 channel representatives and distributors that are selling our products throughout North America, Europe, Japan and Asia. In 2010, we shipped over 90 products to over 100 customers.

On February 4, 2011, we entered into a Merger Agreement with Endwave Corporation pursuant to which a wholly-owned subsidiary of ours will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the result of which the separate corporate existence of the wholly-owned subsidiary shall cease and Endwave will be the successor or surviving corporation of the merger and our wholly-owned subsidiary. Under the terms of the Merger Agreement, all outstanding shares of Endwave common stock, including those issuable upon settlement of outstanding restricted stock units, and outstanding in-the-money Endwave stock options, will be converted into shares of our common stock such that immediately after the merger, such shares represent approximately 42.5% of all outstanding our common stock. Based on the number of shares of Endwave and GigOptix common stock outstanding as of April 28, 2011, approximately 9,189,580 shares of GigOptix common stock will be issued to holders of Endwave common stock, restricted stock units and stock options. On February 3, 2011, our board of directors approved the establishment of a $500,000 retention bonus pool to be payable to our employees who are still so employed 15 days after the closing of the merger. Our board of directors has delegated to the Compensation Committee to approve the amounts that each officer and employee of ours is eligible to receive as part of such retention bonus pool, and such determination, including who will be an eligible participant in such retention bonus pool, has not yet been made, although it is anticipated that the named executive officers will be eligible participants. As of April 28, 2011, we have incurred accounting and banking fees of approximately $650,000 related to the Endwave transaction.

Industry Background

Over the past several years, communications networks have undergone significant challenges as network operators pursue more profitable service offerings while reducing operating costs. The growing demand for bandwidth due to the explosion of data and video across networks by enterprises and consumers has driven service providers to continuously add high speed access such as Wi-Fi, WiMax, 3G, DSL, cable and FTTx, as well as converging their separate voice and data networks into a single IP-based high capacity integrated network to easily manage and provision these services. Other high bandwidth applications such as e-mail, music, video downloads and streaming, on-line social networks, on-line gaming, and VOD or IPTV are also challenging network service providers to supply increasing bandwidth to their customers and results in increased network utilization across the entire core and edge of wireline, wireless and cable networks. Additionally, enterprises and institutions are managing their rapidly escalating demand for data and bandwidth and are upgrading and deploying high speed local, storage and wide area networks (LANs, SANs and WANs, respectively). U.S. Defense and Homeland Security efforts also add to the demand for bandwidth, as vast amounts of data are generated though sophisticated surveillance and defense network applications. The U.S. government and its contractors are incorporating optical technologies into its systems and infrastructure to address these challenges.

Optical networking technologies support higher speeds, added features and offer greater interoperability to accommodate higher bandwidth requirements at a lowest cost. Leading network systems vendors such as Alcatel-Lucent and Cisco are producing optical systems for carriers increasingly based on 10Gbps and 40Gbps speeds including multi-service switches, DWDM transport terminals, access multiplexers, routers, Ethernet switches and other networking systems. Mirroring the convergence of telecommunications and data-communications networks, these systems vendors are increasingly addressing both telecommunications and data-communications applications and are also looking to converge their network equipment offerings to a single product. Faced with technological and cost challenges of building fully integrated systems that can handle voice, data and video, OEMs are re-focusing on core competencies of software and systems integration, and relying on outside module and component suppliers for the design, development and supply of critical electro–optic products that perform the critical transmit and receive functions.

Challenges Faced by Network Equipment Providers

The performance requirements of communications applications and the technical challenges associated with the data-communications and telecommunications markets present difficult obstacles to service providers and equipment designers that serve those markets. The core challenges of processing and transmitting high quality broadband streams include:

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Performance: Optical components and systems have to be well integrated and inter–operate with the other components that perform the transmit and receive functions while running at low temperatures in a wide variety of operating environments.

•

Power consumption: The increase in optical transmission speeds inherently leads to higher power consumption by the electronic components being used. This in turn leads to thermal management challenges due to the high port densities being demanded by customers. For instance in data centers, there is a significant investment required to cool the facility, for every $1 invested in computer/network infrastructure there is typically another $1 investment required to cool the facility.

•

Size: Customers need to maximize the utilization of their central office space and rack size and therefore demand small solution footprints to maximize port density. The industry has responded by migrating from line-cards to 300pin transponders to pluggable transceivers with more than a 60x reduction in size for 10Gbps communication components since 1999. This is turn puts severe size constraints on electronic and optical component suppliers to maintain the pace of size reduction roadmaps.

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Cost: There are significant price pressures within the optical communications markets to reduce component and system costs. End users continually demand more bandwidth and features while the operators generally do not keep pace with the bandwidth usage increases. Moreover, the average sales price, or ASP increase per new generation component does not scale proportionally with the speed increase. For example, a 4x increase in speed can only generate only a 2.5x increase in ASP to the vendor.

•

Complexity: The increasing technological complexity of optical systems and components, the need to increase the pace of innovation while also reducing costs have led customers to reduce their number of module and component suppliers and rely on vendors that have more comprehensive product portfolios, deeper product expertise and the ability to support future roadmaps.

•

Manufacturing: The optical industry still predominantly utilizes discrete components to implement their systems. Many of these components are manufactured by different vendors and these discrete solutions lead to manufacturing inefficiencies and yield reductions. Integration has been a key enabler in the historical success of the silicon IC technology, enabling the improvement of system performance, reducing system size and cost by increasing the functionality that can be implemented on one device and thereby decreasing the components count required to implement a system.

Our Solutions

We offer a comprehensive 10Gbps and 40Gbps transceiver product portfolio and are one of the first companies in the developing market for 100Gbps products. We combine high performance analog and mixed signal design skills, with experience in integrated systems, interoperability, power management and size optimization. We believe customers choose to work with us for several reasons including:

Superior Performance: We believe our performance advantage is derived from industry leading drivers, receivers, modulators and superior integration and module design capabilities. Our core III-V and silicon semiconductor, as well as TFPS technology knowledge allows us to design products that exceed the current performance, power, size, temperature and reliability requirements of our customers. We recently introduced a 100 Gbps quad-driver built from indium phosphide that is the market’s first 100Gbps driver. Our single, 4 and 12 channel VCSEL drivers and receivers have ultra-low-power consumption and use less than 10mW to stream 1Gbps. We have also developed 10Gbps drivers and receivers for outdoor, non-temperature controlled environments that enable higher capacity in our customers’ next generation data center systems.

Broad Product Line: We have a comprehensive portfolio of products for telecommunications, data-communications, defense and industrial applications designed for speeds of 10Gbps and beyond. Our products support a wide range of data rates, protocols, transmission distances and industry standards. This wide product offering allows us to serve as a “one-stop shop” to our customers in offering them a comprehensive product arsenal, as well as allowing us to reduce costs as we utilize pre-existing design building-blocks. Our portfolio consists of the following product ranges:

•	laser and modulator drivers for 10Gbps, 40Gbps and 100Gbps applications

•	receiver amplifiers or Trans-impedance Amplifiers, or TIAs for 10Gbps, 40Gbps and 100Gbps applications

•	driver & receiver chipsets for 4 and 12 channel parallel optics applications from 3Gbps to 10Gbps

•	electro-optic modulators based on proprietary TFPS suitable for various 40Gbps and 100Gbps modulation schemes, such as DPSK, DQPSK and DP-QPSK

•	ultra–broadband amplifiers with flat gain response

•	Standard Cell, and Structured ASIC and Hybrid ASIC designs and manufacturing service for multiple markets offering ITAR compliance for defense applications

Power Consumption: Our designs and enabling technologies utilize efficient circuit techniques and material technology to reduce energy usage. For example, we have demonstrated a 10Gbps short-reach optical link that consumes less than 100mW across 100 meter of fiber, representing a 75% reduction over the previous generation of products.

Size Reduction: Our designs have small footprints. Our recently announced LX8401 40Gbps DPSK TFPS modulator is nearly half the size of competing products enabling an overall smaller transponder design. Similarly, comparable solutions competing with our GX6261 40G DQPSK driver require 40% more board space. Moreover, our GX62455 100Gbps driver integrates four 32Gbps drivers into a single package thereby reducing the total system size while also improving electrical performance.

Cost Reduction: We are skilled in designing and utilizing a number of semiconductor process technologies such as indium phosphide, gallium arsenide, silicon germanium and silicon CMOS. This portfolio of technology solutions provides the flexibility to optimize the cost/performance of our products to the challenge at hand. For instance, our new portfolio of 10Gbps, 40Gbps, and 100Gbps, TIAs were designed using silicon germanium and this enables lower production costs compared with competing TIA solutions using indium phosphide. This coupled with the ability to integrate more complex logic functions into the TIA designs offer compelling value to our customers. We provide a broad portfolio of solutions that customers are now beginning to leverage to extract further volume discounts by consolidating their purchasing power on one vendor.

Integration: Our vision is to leverage our broad portfolio of products to integrate optical modulators monolithically onto our semiconductor chips. The close coupling of optical and electronic components will realize the maximum performance at high speeds while ensuring the smallest size, potentially lower costs, and improved interoperability performance. We believe that our step-wise approach to this goal is aligned to deliver continuously more integrated products along the innovation path starting with bundling in the system level going to package level on to chip level. For instance, we are currently funded by the Air Force Research Labs to develop an integrated modulator-driver capable of 200Gbps optical transmission which is seen as critical to enable lightweight, ultra-high bandwidth optical transceivers to on the road to supporting tera-scale data processing. Integrating optical modulators monolithically onto semiconductor chips coupled with innovative driver design topologies can enable implementation of a monolithic optical modulator/driver component.

Partnership: Through a deep understanding both of the system level challenges faced by our customers developing optical transponders and transceivers and of the capabilities and limitations of our technology, we are able to suggest and implement new system partitioning concepts to ease manufacturing, increase yields and reduce power and cost. For example through the addition of certain design recommendations, we are able to guide our customers to simplify system manufacturing using our designs.

Technology Leadership: Our products are built on a foundation of semiconductor and electro-optic polymer technologies supported by over 20 years of innovation and research and development experience that has resulted in more than 100 patents awarded and patent applications pending worldwide. Our technology innovation extends from the design of ultra-high speed semiconductor integrated circuits, monolithic microwave integrated circuit design, multi-chip modules, electro-optic thin-film polymer materials, and optical modulator design. These areas of competence include signal integrity, thermal models, power consumption, integration of multiple ICs into sub-system multi-chip module components, and molecular science of electro-optic polymers. Our many years of experience allow us to design high performance solutions that few companies can offer. For this reason we were selected as a partner to a Tier 1 equipment supplier to develop 100Gbps modulator drivers for the first commercially available 100Gbps systems that was launched in 2010. Additionally, our ASIC portfolio and team has the competency in low cost silicon CMOS design and high volume manufacturing. We believe this will be an important asset in the future transition of optics to consumer applications that call for low cost, high volume designs. We conduct our research both independently, through contractual relationships with U.S. government agencies and in cooperation with customers. We are committed to conduct fundamental research into the integration of electronic and electro-optic, or EO, components using semiconductor and EO polymers as a source of differentiation.

Horizontal Business Model: We deploy a horizontal business model as opposed to a vertical integration model since it is our mission to serve the broad customer base in the optical communications and defense markets with best in class components. We believe this will be driven by the system vendor end customers’ desire for continuous price reduction as volumes increase and will be enabled by the growth of capable component suppliers such as ourself as well as the availability of high quality ECMs. We cultivate the “Virtual Vertical” model, which is based on strong relationships with ECMs and other component vendors in the supply chain with aligned objectives.

Growth Strategy

Our objective is to be the leading provider of high performance electronic and electro-optic components for the optically and wireless connected digital world, growing through both organic and strategic means. Elements of our strategy include the following:

Focus on High Growth Market Opportunities. We will continue to focus our product development resources on high growth market segments both within the markets we currently serve as well as in new markets that utilize our core technologies. We will continue to invest substantially in products for 40Gbps and 100Gbps applications and selectively target new products for the 10Gbps markets where we can sustain a differentiation. We believe high growth opportunities exist even within more established communications segments by virtue of introducing innovative device and system architectures as well as business models to disrupt the established players and value chain relationships. Outside of telecom and data communications, we are able to reuse the same designs re-characterized for radio frequency, or RF, systems used in defense applications such as phased array radar, super-computers and in wireless applications, such as point-to-point back-haul systems.

Grow Customer Base. We intend to continue to broaden our strategic relationship with key customers by maximizing design wins across their product lines. We intend to continue to leverage the approved vendor status we have with these key customers to qualify our products into additional optical and wireless systems, a process that is accelerated when we have already been qualified in a customer’s systems. We are adding sales and technical support staff to better serve key customers, markets and regions. We also intend to add to our number of strategic relationships by selectively targeting certain existing customers with whom we are not yet a strategic vendor. We will expand our development efforts with these customers through initiatives including providing specialized sales and support resources, holding technology forums to align our product development effort and implementing custom manufacturing linkages.

Engage Customers Early in their Product Planning Cycle. By engaging our customers early in their system design process, we gain critical information regarding their system requirements and objectives that influences our component design. Our sales force, product marketing teams and developmental engineers engage regularly with our customers to understand their product development plans. Additionally, for certain key customers, which are referred to as our “Lighthouse” customers, we hold periodic technology forums and technology audits so that the product development teams of these customers can interact directly with our research and development teams. Likewise, our early involvement in their system development processes also enables us to influence standards and introduce differentiated products early to market. Moreover, we believe this interaction between ourselves and our customers provides us a competitive advantage, valuable insight and a close customer relationship that grows over each generation of products introduced by our customers.

Partner for Innovation. Over the past few years, we have successfully partnered with “Lighthouse” customers, contract manufacturers and U.S. government agencies on research and development in both our electronic components and electro-optics polymer materials. We see this as a core element of our strategy both to support the investment required to maintain our innovation as well as aligning our R&D with the future needs of industry and defense markets. In order to maintain our position at the forefront of next generation optical modules and components, we intend to continue our longstanding relationship with the U.S. government agencies such as the Defense Advanced Research Projects Agency and the Air Force Research Laboratory as well as their network of contractors. We have aligned with our partners on the long term objectives of research and development related to the integration of semiconductor and thin-film polymer modulators to address tera scale computing and communications for defense and commercial markets and we have defined multiyear projects to develop and bring these technologies to reality. Similarly we partner with leading commercial customers on developments of product required in the one to two years horizon, often sharing the investment. We believe that this again gives us the assurance of alignment to the market needs when considering the sometimes significant investment in a new development. This model has been used for our 100Gbps modulator drivers for telecom networks, which was launched in 2010. Other cooperative projects include a 100Gbps short reach multi-channel driver and receiver pair with a leading Japanese networking solutions provider, and an innovative ultra low power 10Gbps single channel chipset for a leading enterprise networking solutions provider in China.

Strategic Acquisitions. To augment our organic growth strategy, we actively pursue acquisitions that provide an efficient alternative to in-house development of technology, products or revenue. The synergies we search for include efficient extension of our product offering to strengthen our market position, enhancing of our technology base, enhancing of our revenue base, and expanding our customer base in selected markets to provide cross selling opportunities or to enhance our geographic or market segment presence. We continuously evaluate potential acquisitions against the above criteria. Our process aims to conduct a swift integration to quickly eliminate duplicate and redundant costs to ensure early accretive performance within one to two quarters. Our acquisition of ChipX in 2009 accomplished physical and systems integration, and reduced headcount, closed a facility in Haifa, Israel and consolidated its Santa Clara, California personnel into our Palo Alto offices.

Technology and Research and Development

We utilize proprietary technology at many levels within our product development, ranging from the basic materials research that created the innovative materials we use in our TFPS modulators to sophisticated integration and optimization techniques we use to design our components. We are committed to conducting fundamental research in thin-film polymer materials and manufacturing technologies. Our technology is protected by our patent portfolio and trade secrets developed in deployments with our extensive customer base. Our leading technologies include our fundamental and unique TFPS technology for optical modulation and extend through ultra broadband MMIC design, MCM design, innovative ultra-low power laser driver and receiver IC design in silicon germanium, high speed analog and RF IC design, mixed signal IC design, and Structured and Hybrid ASIC infrastructure. In particular, the following technologies are central to our business:

High Speed Analog Semiconductor Design & Development. One of our key core competences is circuit design for optimal signal integrity performance in high power applications. We use a variety of semiconductor processes to implement our designs including III-V processes such as indium phosphide and gallium arsenide for higher power applications such as long reach telecom transponder. We also have expertise in low power designs in silicon germanium and CMOS silicon for use in short reach data-com and optical interconnects application and circuit design to reduce cross-talking in dense multi-channel designs.

Electro-Optic TFPS Material. Our unique, patent-protected technology is used to lithographically form a Mach-Zehnder modulator using standard silicon production technology processes and our proprietary thin-film polymeric materials. Optical modulators are commonly used as high performance shutters to switch optical signals to apply the digital data to light stream. Our technology can support bandwidths of up to 200GHz, while the current generation of material optimized for production is used in 40GHz and 100GHz optical modulators, which are as competitive with leading 40Gbps modulators in the market. The technology has several ground-breaking characteristics as follows: it provides the fastest switching of any available technology and is effectively limited by the bandwidth of the digital control circuit up to 200Gbps bit/second rate; it is suitable for lithographic implementation of an existing semiconductor production line which facilitates both lower cost manufacturing of on-chip modulators and arrays and close proximity to the digital circuits for optimal performance; and the material operates effectively at very low temperatures, which enables increased frequencies due to the absence of thermally induced noise. All of these unique advantages make the material attractive for telecom, defense and super-computing applications.

Our research and development plans are driven by customer and partner input obtained by our sales and marketing teams, through our participation in various standards bodies, and by our long-term technology and product strategies. We review research and development priorities on a regular basis and advise key customers of our progress to achieve better alignment in our product and technology planning. For new components research and development is conducted in close collaboration with our contract manufacturer partners to shorten the time to market and optimize the manufacturability of the products.

Products

We design and market products that amplify electrical signals during both the transmission (drivers) and reception (TIAs) of optical signals as well as modulate optical signals in the transmission of data. We have a comprehensive product portfolio for these markets, particularly at data rates that exceed 10Gbps. The primary target market and application for our products are optical interface modules such as line-cards, transponders and transceivers within telecom and data-communications switches and routers. These are critical blocks used in both telecom or data-communications optical communication networks from the long haul to the short reaches where the conversion of data from the electrical domain to the optical domain occurs. Our drivers amplify the input digital data stream that is used to modulate laser light either by direct modulation of the laser or by use of an external modulator that acts as a precise shutter to switch on and off light to create the optical data stream. At the other end of the optical fiber, our sensitive receiver TIAs detect and amplify the small currents generated by photo-diodes converting the faint received light into an electrical current. The TIAs amplify the small current signals into a larger voltage signal that can be read by the electronics and processors in the network servers. We supply an optimized component for each type of laser, modulator and photo-diode depending upon the speed, reach and required cost. Generally, the shorter the reach is, the higher the volume, the less demanding the product specifications and the greater the pressure to reduce costs. We implement our products on a number of process technologies and have been at the forefront of extracting optimal performance from each technology to be able to address each market segment’s individual requirements in a cost effective manner. Our product portfolio is designed to cover the broad range of solutions needed in these different modules and includes the product lines described below.

Our product portfolio comprises components from 5 product lines:

1.	GX Series: Serial drivers and TIA ICs devices for telecom and data-com markets

2.	HX Series: Multi-channel driver and TIA ICs for short reach data-com and optical interconnect applications

3.	LX Series: TFPS modulators for high speed telecom and defense applications

4.	iT Series: High performance amplifiers for microwave applications in defense and instrumentation

5.	CX Series: Family of ASIC solutions for custom integrated circuit design

GX Series

The GigOptix GX Series services both the telecom and data-com markets with a broad portfolio of drivers and transimpedence amplifiers that address 10Gbps, 40Gbps and 100Gbps speeds over distances that range from 100 meters to more than 4000 kilometers. The GX Series devices are used in FiberChannel, Ethernet, SONET/SDH components and those based upon the OIF standardization.

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Within the 10Gbps, market, we have enabled solutions such as the GX3110 linear TIA for use in systems using Electronic Dispersion Compensation and requiring excellent linearity and low total harmonic distortion to address the demanding SONET TIA receiver requirements. Moreover, we also supply the GX6155 Mach-Zehnder driver that is implemented in a ceramic package which enables both high performance electrical signals and robust packaging and improved manufacturability.

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Within the 40Gbps, market, we have enabled significantly lower power transponder designs with our GX6261 40Gbps, DQPSK driver. This compares with competitor solutions that consume 50% more power and require 40% more real estate on the board. Both savings are significant since each 40Gbps, transponder typically requires two drivers. Furthermore, in 2010 we introduced two surface mounted single ended low power driver solutions, the GX6255 single channel driver and GX62255 dual channel driver, each consuming less than 1.6W per channel and available with integrated high frequency chokes to simplify board manufacture. We also supply the GX3220, a low power 40Gbps, DQPSK TIA to amplify the received optical signals. This solution coupled with GigOptix drivers transponder enables customers to implement low power transponder solutions. Furthermore, we also supply the GX3440 differential amplifier that has broad bandwidth and high gain and enables single chip amplification of 40Gbps DPSK signals as small 50mVpp to 800mVpp and is used extensively in Tier 1 DPSK receivers.

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Within the 100Gbps, market, we supply a high performance monolithic driver solution for both the 4x28Gbps and 4x32Gbps DP-QPSK formats. The GX62450 was developed in close collaboration with a Tier-1 telecom OEM and is designed to plug seamlessly between the transmission multiplexer and the Mach-Zehnder modulator to provide excellent electrical connectivity quality. Furthermore, in 2010 we introduced two surface mounted single ended low power driver solutions, the GX6255 single channel driver and GX62255 dual channel driver, each consuming less than 1.6W per channel and available with integrated high frequency chokes to simplify board manufacture. We also introduced the highly integrated GX62455 quad driver device that consumes less than 7W and is available in the same form factor as the GX62450. We also supply a 32Gbps TIA that is compliant with the 100Gbps, DP-QPSK standard in a dual channel configuration to enable easier manufacturing within the receiver.

HX Series

The GigOptix HX Series services the high performance computing, or HPC, data-com and consumer markets with a portfolio of parallel VCSEL drivers and TIAs that address 3Gbps, 5Gbps and 10Gbps channel speeds over 100-300 meters distances in 4 and 12 channel configurations. The HX Series devices are used in proprietary HPC formats, Infiniband, Ethernet and optical HDMI components.

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Within the 3Gbps market, we supply the HXT3404 VCSEL driver and HXR3404 TIA 4 channel arrays die that enable both proprietary HPC communication and 30 to 100 meter HDMI active optical cables, or AOC, in the consumer space. These HDMI AOCs are becoming more prevalent with the move to displays situated further from the signal source such as those found in in-flight entertainment systems, displays in airport and bus terminals as well as advertisement displays in shopping malls.

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Within the higher speed markets, we supply the ultralow power HXT4104/HXR4104 four channel array dies used in 40GBASE-SR4 Ethernet and 40G-IB QDR Infiniband specifications as well as the HXT4112/HXR4112 twelve channel array dies used in both 100GBASE-SR10 Ethernet and 120G-IB QDR Infiniband specification. The HXT4012/HXR4112 solution set has been demonstrated to be able to deliver 120Gbps over 100m with less than 1W of power dissipation signifying an industry leading 8mW/Gbps power link budget. Both arrays also provide the VCSEL monitoring capabilities that is becoming more important in large datacenter deployments where there can be 1000’s to 10,000’s of cables that require remote and accurate optical link health monitoring capabilities.

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Within the single channel SFP+ markets, we developed the HXT4101 VCSEL driver and HXR4101 TIA chip set for a new Smart Transmit Optical SubAssembly, or TOSA, and Receive Optical SubAssembly, or ROSA, solution to address the 10Gbps short reach market. The solution leverages our extensive mixed signal experience in high volume parallel optics devices to combine advanced RF analog circuit techniques that reduce power consumption with integrated on-chip Analog-to-Digital Converters and Digital-to-Analog Converters to enable a fully digitally controlled TOSA and ROSA. This architecture significantly simplifies the design of an optical transceiver such as an SFP+ by eliminating all analog and RF circuits from the PCB. The elimination of RF analog interfaces improves performance and reduces both power consumption and EMI within the transceiver. The new architecture also reduces costs while significantly reducing the engineering effort associated with developing a solution.

LX Series

The GigOptix LX Series services the 40Gbps and above telecom market for high performance Mach-Zehnder modulators. The LX Series devices are based on our proprietary TFPS EO material technology. The technology provides what we believe are significant advantages over competing technologies such as indium phosphide (InP) and lithium niobate (LN) in areas such as bandwidth, size and power consumption.

We currently offer two LX products:

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The LX8900 is the industry’s only serial 100Gbps Mach-Zehnder modulator with a bandwidth of 65GHz. It is primarily being used in emerging applications such as “Beyond 100G,” optical links trials and ultra-broadband RF photonic military products.

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The LX8401 is the industry’s smallest 40Gbps, DPSK modulator device and is almost half the size of competing technology solutions while providing the same level of performance. The small size enables customers to reduce their transponder size considerably which in turn allows more transponders to be placed on a line-card and increases chassis port density for end customers.

We are now in the process of leveraging our new TFPS technology to enable 40Gbps, DQPSK and 100Gbps, DP-QPSK devices in market leading small form factors and at the same time leveraging our GX Series of drivers to enable a complete integrated solution set for the customer.

iT Series

The GigOptix iT Series of products leverages the high performance die and design techniques developed for the GX Series telecom and data-com drivers for related defense and instrumentation applications. We differentiate ourself in the defense and instrumentation markets by providing high gain, broadband devices that exhibit minimal ripple across the gain spectrum of the device: this ensures optimum performance. Moreover, most of our devices have only a single rail supply which both simplifies the board design and improves reliability of the system. For instance, we provide the single rail supply iT2008 high power 26GHz amplifier with a saturated output power of 1W and 1dB of ripple. This device’s performance and ease of use power up sequence has led to extensive use in military radar and satellite communication systems.

CX Series

The GigOptix CX Series of products offers a broad portfolio of distinct paths to digital and analog mixed signal ASICs with the capability of supporting designs of up to 10M gates in technologies ranging from 0.6µ through 0.13µ. The CX Series uses our proprietary technology in Structured and Hybrid ASICs to enable a generic ASIC solution that can be customized for a customer using only a few metal mask layers. This ensures fast turnaround times with significant cost advantages for customers over both FPGA and dedicated ASIC implementations. The CX Series also offers value-added ASIC services including integrating proven Analog and Mixed Signal IP into designs and taking customers designs from RTL or gate-level netlist to volume production with major third party foundries. The CX Series has a significant customer base in the consumer, instrumentation, networking, medical, military and aerospace markets.

The following is a compilation of our product portfolio for optical communications:

Customers

We have a global customer base in the telecommunications, data-communications, defense and industrial electronics markets. Our customers include many of the leading network systems vendors supplying worldwide. During 2010 we sold to major customers including Alcatel-Lucent, and other “Tier-One” equipment vendors in the United States, Europe and Asia, as well as leading industrial, aerospace and defense customers.

Of our total revenues in 2010, 25%, 51% and 24% were generated by customers located in Asia, North America and Europe, respectively, compared with 24%, 49% and 27%, respectively, for the year ended December 31, 2009. In 2010, 14% of our revenue was contributed by our government contracts and 86% was contributed by product revenue, compared with 24% and 76%, respectively, for the year ended December 31, 2009.

Our customers in the industrial and commercial markets consist of a broad range of companies that design and manufacture electro-optics and high speed information management products. These include medical, industrial, test and measurement, scientific systems, printing engines for high-speed laser printers and defense and aerospace applications. The number of leading network systems vendors which supply the global telecommunications and data communications market is concentrated, and so, in turn, is our customer base. Additionally, Alcatel-Lucent is our largest telecommunications customer, representing 11% and 23% of our total revenues for the years ended December 31, 2010 and December 31, 2009, respectively. Other than Alcatel-Lucent, no other telecommunications customer accounted for more than 10% of total revenues for the years ended December 31, 2010 and December 31, 2009, respectively; however, contracts with the U.S. Government accounted for 14% and 24%, respectively. of our total revenues for the years ended December 31, 2010 and December 31, 2009, respectively.

Manufacturing

Our foundry and contract manufacturing partners are located in China, Japan, the Philippines, Taiwan, and the United States. Certain of our contract manufacturing partners that assemble or produce modules are strategically located close to our customers’ contract manufacturing facilities to shorten lead times and enhance flexibility.

We follow established new product introduction processes that ensure product reliability and manufacturability by controlling when new products move from sampling stage to mass production. We have stringent quality control processes in place for both internal and contract manufacturing. We utilize manufacturing planning systems to coordinate procurement and manufacturing to our customers’ forecasts. These processes and systems help us closely coordinate with our customers, support their purchasing needs and product release plans, and streamline our supply chain.

Electronic components: Integrated circuits and multi-chip modules: For our ICs and MCMs we use an outsourced contract manufacturing model. We have a prototype manufacturing and testing facility in our Palo Alto location which is used to optimize manufacturing and test procedures to achieve internal yield and quality requirements before transferring production to our contract manufacturing partners. We develop long-term relationships with strategic contract manufacturing partners to reduce assembly costs and provide greater manufacturing flexibility. The manufacture of some products such as certain low volume, high complexity or customized multi-chip modules may remain in-house even in mass production to speed time to market and bypass manufacturing transfer costs.

For our less complex packaged chips and bare die products, we typically move new product designs directly to contract manufacturing partners. These products fit easily in a standard fabless semiconductor production flow and ramp up to much greater volumes in mass production.

TFPS EO components: Four chemical synthesis labs within our Bothell facility are equipped with chemical hoods capable of delivering EO polymer and claddings in volumes up to kilogram batch volumes. Polymer manufacturing and development are supported by a characterization and test lab equipped with state-of-the-art equipment for measuring molecular and material properties.

Wafer fabrication is supported within the 1,400 square feet class 100 clean-room equipped with standard semiconductor processing. Wafer dicing, cleaning, and facet polishing is supported in the “back end” processing lab outside of the clean-room. Our Bothell facility is capable of supporting manufacturing and development of up to five 150mm diameter substrates/week. As volumes increase, GigOptix has identified IMT in Santa Barbara, California as an outsourcing partner with a 30,000 square feet class 100 clean-room dedicated to support contract manufacturing, and IMT is able to support high volume wafer manufacturing. Chip level screening and testing is performed in Bothell using a semi-automated fiber alignment station capable of low frequency testing of insertion loss, Vpi and extinction ratio. EO testing at the chip and package level utilizes RF equipment capable of testing modulators up to 40 GHz. Optical pig-tailing, wire bonding, and sealing are also performed in-house. Samina SCI located in Shenzhen, China has been identified as a source to support volume packaging of up to thousands of units per month.

Sales, Marketing and Technical Support

In the communications market, we primarily sell our products through our direct sales force supported by a network of manufacturer representatives and distributors. Our sales force works closely with our field application engineers, product marketing and sales operations teams in an integrated approach to address a customer’s current and future needs. We assign account managers for each strategic customer account to provide a clear interface to our customers, with some account managers responsible for multiple customers. The support provided by our field application engineers is critical in the product qualification stage. Transceiver modules, especially at 10Gbps and above, are complex products that are subject to rigorous qualification procedures of both the product and the supplier and these procedures differ from customer to customer. Also, many customers have custom requirements in addition to those defined by MSAs in order to differentiate their products and meet design constraints. Our product marketing teams interface with our customers’ product development staffs to address customization requests, collect market intelligence to define future product development, and represent us in MSAs.

For our “Lighthouse” customers, we hold periodic technology forums for their product development teams to interact directly with our research and development teams. These forums provide us insight into our customers’ longer term needs while helping our customers adjust their plans to the product advances we can deliver. Also, our customers are increasingly utilizing contract manufacturers while retaining design and key component qualification activities. As this trend matures, we continually upgrade our sales operations and manufacturing support to maximize our efficiency and flexibility and coordination with our customers.

In the industrial and commercial market, we primarily sell through a network of manufacturing representatives and distributors to address the broad range of applications and industries in which our products are used. The sales effort is managed by an internal sales team and supported by dedicated field application engineering and product marketing staff. We also sell direct to certain strategic customers. Through our customer interactions, we believe that we continually increase our knowledge of each application’s requirements and utilize this information to improve our sales effectiveness and guide product development.

Since inception, we have actively communicated the GigOptix brand worldwide through participation at trade shows and industry conferences, publication of research papers, bylined articles in trade media, and advertisements in trade publications and interactive media, interactions with industry press and analysts, press releases and our company website, as well as through print and electronic sales material.

Competition

The market for electronic and electro-optic devices is characterized by price competition, rapid technological change, short product life cycles, and global competition. While no one company competes against us in all of our product areas, our competitors range from the large, international companies offering a wide range of products to smaller companies specializing in narrow markets. Due to the increasing demands for high-speed, high-frequency components, we expect competition to increase from existing semiconductor and electro-optical modulator suppliers, in addition to the entry of new competitors to our target markets and from the internal operations of some companies producing products similar to ours for their own internal requirements.

Because some of our competitors are large public companies with longer operating histories and greater financial, technical, marketing and other resources, these companies have the ability to devote greater resources to the development, promotion, sale and support of their products. For example, in the telecommunications and data-communications markets, some of our competitors have deeper relationships with prospective customers, related to wider portfolio of products they are selling to them across the board. Other competitors may also have preferential access to certain network systems vendors, or offer directly competitive products that may have better performance measures than our products. Moreover, competitors that have large market capitalizations or cash reserves may be better positioned than we are to acquire other companies in order to gain new technologies or products that may compete with our product lines. Any of these factors could give our competitors a strategic advantage. Therefore, although we believe we currently compete favorably with our competitors, we cannot assure you that we will be able to compete successfully against either current or future competitors in the future.

We believe the principal competitive factors impacting all of our products are:

•	product performance including size, speed, operating temperature range, power consumption and reliability;

•	price to performance characteristics;

•	delivery performance and lead times;

•	time to market;

•	breadth of product solutions;

•	sales, technical and post-sales service and support;

•	technical partnership in early stage of product development;

•	sales channels; and

•	ability to drive standards and comply with new industry MSAs.

GX Products

In the telecom and data-communications segments, we compete with Triquint, Rohm, InPhi, Gennum and Vitesse. We compete with Triquint predominantly in the 10Gbps, 40Gbps and 100Gbps Mach Zehnder driver space; Rohm predominantly in the 10Gbps EML driver space; InPhi predominately in the TIA spaces and the 40Gbps driver space; Gennum predominately in the data-communications space and Vitesse in the 10Gbps TIA receiver space.

HX Products

In the market for PMD ICs we compete with Avago, Emcore, Tyco Electronics (formerly Zarlink) and Iptronics. Avago, Emcore and Tyco Electronics are vertically integrated transceiver module manufacturers with in-house PMD ICs designs. These companies have comparable products to our products but have been later to market in offering a 10Gbps solutions. In addition to these companies, Iptronics also competes in this space and is a venture-funded startup specializing in parallel optical interconnect with a family of devices at 10Gbps and is a direct competitor.

LX Products

We compete with JDSU, Oclaro, Sumitomo and Fujitsu that supply lithium niobate modulators for the long haul/Metro market and more recently JDSU, Sumitomo, Emcore and Oclaro that supply indium phosphide modulators for the Metro market. We expect that our TFPS modulators will be competitive with lithium niobate and indium phosphide products in terms of pricing and operating performance and will provide significant performance advantages in areas such as size, bandwidth and optical extinction ratio.

iT Products

Our ultra-broadband amplifiers and limiters offer performance with gain flatness and low noise figures. We compete with Triquint, Hittite, Northrop Grumman (for internal use) and Mimix in this product area.

CX Products

Our ASICs compete in the custom integrated circuit industry, an industry that is intensely competitive. In the low to medium volume market, the primary competitors include Lattice Semiconductor and Actel Corporation. In the medium to high volume market, there are over 30 companies competing in this market. Companies that we compete with most often include On Semiconductor, eSilicon, Open Silicon, Faraday, Toshiba and eASIC.

We believe that important competitive factors specific to the custom integrated circuit industry include: Product pricing, time-to-market, product performance, reliability and quality, power consumption, availability and functionality of predefined IP cores, inventory management, access to leading-edge process technology, track record of successful product execution and achieving first time working silicon, ability to provide excellent applications support and customer service, ability to offer a broad range of ASIC solutions to retain existing customers, and compliance with ITAR.

Patents and Other Intellectual Property Rights

We rely on patent, trademark, copyright and trade secret laws and internal controls and procedures to protect our technology. We believe that a robust technology portfolio that is assessed and refreshed periodically is an essential element of our business strategy. We believe that our success will depend in part on our ability to:

•	Obtain patent and other proprietary protection for the materials, processes and device designs that we develop;

•	Enforce and defend patents and other rights in technology, once obtained;

•	Operate without infringing the patents and proprietary rights of third parties; and

•	Preserve our company’s trade secrets.

As of December 31, 2010, we have been issued 67 patents and have 9 patent applications pending. Patents have been issued in various countries with the main concentrations in the United States. Our patent portfolio covers a broad range of intellectual property including semiconductor design and manufacturing, device packaging, module design and manufacturing, electrical circuit design, thin film polymer technology, modulator design and manufacturing. We follow well-established procedures for patenting intellectual property and have internal incentive plans to encourage the protection of new inventions. The portfolio also represents a balanced compilation of intellectual property that has been filed by the various companies we have acquired, and hence protects all of our product lines. We also license patented technology from the University of Washington. Many of the pending and issued U.S. patents have one or more corresponding internal or foreign patents or applications. Our existing significant U.S. patents will expire between August 2021 and November 2028.

We take extensive measures to protect our intellectual property rights and information. For example, every employee enters into a confidential information, non-competition and invention assignment agreement with us when they join and are reminded of their responsibilities when they leave. We also enter into and enforce a confidential information and invention assignment agreement with contractors.

We have patents and patents pending covering technologies relating to:

Polymers

•	Optical polymers and synthesis;

•	Production of polymers in commercial quantities;

•	Materials characterization and testing methods; and

•	Devices, designs and processes relating to polymers.

High-Speed Integrated Circuits

•	Circuit topology to achieve ultra-large frequency bandwidth;

•	Efficient voltage control circuit for broadband high voltage drivers; and

•	Control circuit to stabilize over temperature gain control functionality.

ASICs

•	Customizable integrated circuit devices;

•	Single metal programmability in a customizable integrated circuit device;

•	Configurable cell for customizable logic array device;

•	In-Circuit device, system and method to parallelize design and verification; and

•	Method of developing application specific integrated circuit devices.

Although we believe our patent portfolio is a valuable asset, the discoveries or technologies covered by the patents, patent applications or licenses may not have commercial value. Issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop technology having effects similar or identical to our patented technology. The scope of our patents and patent applications is subject to uncertainty and competitors or other parties may obtain similar patents of uncertain scope. Other parties may discover uses for polymers or technology different from the uses covered in our patents or patent applications and these other uses may be separately patentable. Other parties may have patents covering the composition of polymers for which we have patents or patent applications covering only methods of use of these polymers.

Third parties may infringe the patents that we own or license, or claim that our potential products or related technologies infringe their patents. Any patent infringement claims that might be brought by or against our company may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, a patent infringement suit against our company could force us to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property.

We periodically evaluate our patent portfolio based on our assessment of the value of the patents and the cost of maintaining such patents, and may choose from time to time to let various patents lapse, terminate or be sold.

Employees

As of December 31, 2010, we had 83 full-time employees, including 37 in research and development, 27 in operations, 9 in sales and marketing, and 10 in general and administrative.

Facilities

We have offices in three locations: Our headquarters in Palo Alto, California and design centers in Bothell, Washington, and Zurich, Switzerland.

Palo Alto: This location houses the corporate functions and the research and development activities for the GX and CX product lines. It also houses the prototype MCM assembly and test facilities.

Bothell, WA: This is the location of our LX product line. Our Bothell, WA site is equipped with facilities to manufacture and develop EO polymer modulators starting at the material level, through wafer fabrication, chip testing, packaging, and final test.

Zurich: This location houses our wholly-owned subsidiary, GigOptix-Helix AG. It is primarily a research and development location with some operations activities to support the HX product line.

The table below lists and describes the terms of our leased properties:

Location	Approximate Square Feet	Function	Lease Expiration Date
Palo Alto, California	17,109	Administration, Sales, Marketing, Research and Development, Operations	December 31, 2013
Zurich, Switzerland	2,724	Research and Development, Operations	Month by month
Bothell, Washington	11,666	Research and Development, Operations	March 31, 2014

Environmental

Our operations involve the use, generation and disposal of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We believe that our products and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Legal Proceedings

From time to time, we may become involved in legal proceedings, claims and litigation arising in the ordinary course of business. When we believe a loss is probable and can be reasonably estimated, we accrue the estimated loss in our consolidated financial statements. Where the outcome of these matters is not determinable, we do not make a provision in our financial statements until the loss, if any, is probable and can be reasonable estimated or the outcome becomes known. We believe that there are currently no claims or legal actions that would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations, financial condition or cash flows.

In or about November 2008, an entity named DBSI Inc., which at the time was the beneficial owner of membership units in a predecessor of ours, filed for bankruptcy in the United States Bankruptcy Court for the District of Delaware (Case No. 08-12687 (PJW)). In December 2008, in connection with the merger of such predecessor, Lumera Corporation and us, the membership units converted into 1,715,161 shares of our common stock and we issued warrants to purchase 660,473 shares of common stock at a weighted average exercise price of $32.35 per share with a range of exercise periods that expire between December 31, 2011 and April 23, 2017. The DBSI Liquidating Trust subsequently became the holder of the 1,715,161 shares of common stock and the warrants to purchase 660,473 shares of common stock. We understand that an affiliate of the DBSI Liquidating Trust, the DBSI Estate Litigation Trust, has been evaluating various potential claims which it might assert against a number of entities, including us and certain affiliated parties. Our management engaged in discussions with the trustee regarding whether the DBSI Estate Litigation Trust has any claims against us. We disputed the existence of any such claims, and intended to vigorously defend any claims made.

On April 8, 2011, we and the trustees for the DBSI Estate Litigation Trust and the DBSI Liquidating Trust reached the following agreement. As full settlement of all potential claims, the DBSI Liquidating Trust surrendered to us for cancellation all of the existing warrants to purchase 660,473 shares of our common stock and we in exchange issued to the DBSI Liquidating Trust two warrants which will not be exercisable for a period of six months from the date of issuance; one warrant for 500,000 shares of common stock, which will have a term of three years and an exercise price of $2.60 per share, and the other warrant, also for 500,000 shares of common stock, which will have a term of four years and an exercise price of $3.00 per share. To the extent that we are permitted to do so, we will file an amendment to the registration statement filed on Form S-1 on March 28, 2011 for the purpose of including the registration of the shares of common stock underlying the warrants in such registration statement. To the extent that we are unable to file such an amendment, then the shares of common stock underlying the warrants shall have “piggy-back” registration rights for a period of one year, after which the DBSI Liquidating Trust shall have demand registration rights with regard to the shares of common stock underlying the warrants. As further consideration for the issuance of the warrants, the DBSI Estate Litigation Trust and the DBSI Liquidating Trust have given us a full release of all known and unknown claims which each of them may have, and acknowledge that we disclaim all liability.

Government Regulations

We are subject to federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that we use or generate in our operations. We regularly assess our compliance with environmental laws and management of environmental matters. We believe that our products and operations at our facilities comply in all material respects with applicable environmental laws.

We are also subject to federal procurement regulations associated with its U.S. government contracts. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures as well as suspensions or prohibitions from entering into government contracts. The reporting and appropriateness of costs and expenses under our government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. The contracts and subcontracts to which we are a party are also subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at its convenience. We are entitled to reimbursement of our allowable costs and to an allowance for earned profit if the contracts are terminated by the U.S. government for convenience.

Sales of our products and services internationally may be subject to the policies and approval of the U.S. Department of State and Department of Defense. Any international sales may also be subject to United States and foreign government regulations and procurement policies, including regulations relating to import-export control such as ITAR, investments, exchange controls and repatriation of earnings.

The Merger with Endwave

Endwave designs, manufactures and market radio frequency, or RF, products that enable the transmission, reception and processing of high frequency RF signals. Endwave’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

•

Endwave’s semiconductor product line consists of a wide variety of MMICs including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While Endwave has developed, produced and sold such devices for several years as components of Endwave’s module products, Endwave first offered them for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for Endwave.

•

Endwave’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, Endwave’s main customers for these products have been telecommunication network OEMs, and system integrators that utilize them in digital microwave radios. More recently Endwave has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for Endwave.

At the effective time of the merger, Merger Subsidiary will be merged with and into Endwave. As a result of the merger, the separate corporate existence of Merger Subsidiary will cease and Endwave will survive as a wholly-owned subsidiary of ours. Upon effectiveness of the merger, each Endwave stockholder will have the right to receive the merger consideration described below.

The closing of the merger will take place at 8:00 a.m., Pacific time, on a date to be agreed by the us and Endwave, but not before May 1, 2011, which if not so agreed will be the third business day after satisfaction or waiver of the conditions to closing set forth in the Merger Agreement, other than those conditions that by their terms are to be satisfied at the closing. The closing will be held at the offices of our counsel in Palo Alto, California, unless the parties agree to another place.

If the merger is completed, we will issue shares of our common stock to holders of Endwave common stock, restricted stock units and options with an exercise price equal to or greater than the closing price of Endwave’s common stock as reported on the trading day immediately prior to the effective time of the merger. At the effective time of the merger, each share of Endwave common stock issued and outstanding immediately prior to the effective time of the merger (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Subsidiary, us or any subsidiary of ours, including shares issued upon settlement of all outstanding restricted stock units to acquire Endwave common stock, will be automatically converted into the right to receive the number of shares of our common stock based on a conversion ratio, which will be calculated as follows:

(i)	that number of shares of our common stock equal to (A) the number of shares of our common stock outstanding immediately prior to the effective time of the merger, multiplied by (0.425/0.575) rounded up to the nearest whole share, so that immediately following the effective time of the merger, such number of shares represents 42.5% of the outstanding shares of our common stock, less (B) 42.5% of the shares of our common stock to be issued to holders of Endwave stock options in the merger as described below.

Divided by

(ii)	the sum of (x) the aggregate number of shares of Endwave common stock issued and outstanding immediately prior to the effective time of the merger (other than shares subject to perfected appraisal rights and other than shares held by Endwave, Merger Subsidiary, us or any subsidiary of ours) and (y) the aggregate number of shares of Endwave common stock issuable upon settlement of each restricted stock unit of Endwave common stock that is outstanding immediately prior to the effective time of the merger, whether or not vested.

At the effective time of the merger, each outstanding option to purchase Endwave common stock shall terminate and cease to represent a right to acquire Endwave common stock, and each holder of an Endwave stock option will be entitled to receive a number of shares of our common stock equal to (a) the product of (i) the difference between the closing price of Endwave’s common stock as reported on the Nasdaq Global Market on the trading day immediately prior to the effective time of the merger and the per-share exercise price of the applicable Endwave stock option and (ii) the number of whole shares of Endwave common stock (with any fractional shares being settled in cash) that were issuable upon exercise of the applicable Endwave stock option, whether or not vested, divided by (b) the closing price per share of our common stock as reported on the OTC Bulletin Board on the trading day immediately preceding the effective time of the merger. Holders of Endwave stock options with an exercise price equal to or greater than the closing price of Endwave’s common stock as reported on the Nasdaq Global Market on the trading day immediately prior to the effective time of the merger, will not be entitled to receive any shares of our common stock for those stock options.

At the effective time of the merger, each restricted stock unit of Endwave common stock that is outstanding as of immediately prior to the effective time of the merger will terminate and cease to represent a right to acquire Endwave common stock, and each holder of an Endwave restricted stock unit will be entitled to receive a number of shares of our common stock equal to (a) the product of (i) the number of shares of Endwave common stock issuable upon settlement of the applicable Endwave restricted stock unit, whether or not vested, and (ii) the conversion ratio described above.

Except as expressly permitted by the Merger Agreement or as expressly consented to in writing by the other party, which consent shall not be unreasonably withheld, conditioned or delayed, until the earlier of the termination of the Merger Agreement or the effective time of the merger, each party and its subsidiaries must:

•	conduct its operations according to its ordinary and usual course of business consistent with past practice;

•

use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

•	not take any action that would reasonably be expected to adversely affect its ability to consummate the merger.

The merger will be accounted for using the purchase method of accounting. We will be the acquiring entity for purposes of applying the purchase method of accounting. As we will be the accounting acquirer, the historical statements of ours will become the historical financial statements of the combined entity. The net assets, including identified intangible assets and liabilities of Endwave at the effective time of the merger, will be recorded at their respective fair values. The fair value of the consideration at the time of the merger will be the fair value of the shares issued to Endwave based on the closing market price per share of our shares on the date of the merger. The purchase price will be allocated to the identified tangible and intangible assets acquired and liabilities assumed in the merger; to the extent that the purchase price exceeds the net assets acquired, goodwill will be recorded. Our management will determine the fair value of the identified tangible and intangible assets acquired and liabilities assumed using established valuation techniques. The audited financial statements of Endwave for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 have been included in this prospectus. We have also included unaudited pro forma financial information reflecting the merger. See “Unaudited Pro Forma Condensed Combined Financial Data.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial statements of GigOptix and Endwave as if the merger had occurred on the dates specified below.

Pro Forma Combined Information

The following unaudited pro forma condensed combined balance sheet as of December 31, 2010 is based on (i) the historical consolidated balance sheet of GigOptix as of December 31, 2010 and (ii) the historical consolidated balance sheet of Endwave as of December 31, 2010. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 is based on (i) the historical consolidated statement of operations of GigOptix for the year ended December 31, 2010 and (ii) the historical consolidated statement of operations of Endwave for the year ended December 31, 2010.

The unaudited pro forma condensed combined financial information also reflects the effects of acquiring Endwave for an aggregate estimated consideration of approximately 9.2 million shares of GigOptix common stock based on the closing GigOptix share price of $2.55 on April 28, 2011. If the merger is completed, GigOptix will issue shares of its common stock to holders of Endwave common stock, restricted stock units and in-the-money options. The total number of shares GigOptix will issue to holders of outstanding Endwave in-the-money options is determined by a formula that is based on the closing price of Endwave and GigOptix common stock on the trading day immediately preceding the date the merger is completed. The number of GigOptix shares to be issued to holders of Endwave common stock and Endwave restricted stock units is determined according to a separate formula set forth in the merger agreement. The intent of this formula is for GigOptix to issue a total number of shares in exchange for Endwave common stock and Endwave restricted stock units equal to 42.5% of the outstanding stock of the combined company, minus 42.5% of the number derived from the formula used in calculating the number of the shares of GigOptix common stock to be issued to holders of outstanding Endwave in-the-money options. The specific number of shares of GigOptix common stock to be issued in the merger, as well as the conversion ratio for Endwave shares and the value of the shares GigOptix will issue, cannot be determined until the time the merger is completed because the number of shares of GigOptix common stock and Endwave common stock, restricted stock units and in-the-money options outstanding at the time the merger is completed, and the closing prices of both Endwave’s and GigOptix’ common stock on the trading day immediately prior to the date the merger is completed, cannot be determined until such time.

Pro forma combined adjustments and the assumptions related to the Endwave acquisition were prepared using the purchase method of accounting and are based on the assumption that the acquisition of Endwave took place as of December 31, 2010 for purposes of the pro forma condensed combined balance sheet and January 1, 2010 for purposes of the pro forma condensed combined statement of operations.

In accordance with the purchase method of accounting, the actual consolidated financial statements of GigOptix will reflect the Endwave acquisition only from and after the date of acquisition. GigOptix has not yet undertaken any detailed analysis of the fair value of Endwave’s assets and liabilities and will not finalize the purchase price allocation related to the Endwave acquisition until after the merger is consummated. As such, the following pro forma condensed combined balance sheet includes balances for Endwave as of December 31, 2010 without any adjustments to reflect the fair value of the balances as would be required with the purchase method of accounting.

For purposes of the pro forma condensed combined financial information, adjustments for estimated transaction and integration costs for the Endwave acquisition have been excluded. These aggregate estimated transaction costs are expected to be approximately $2.4 million and include estimated costs associated with investment banker advisory fees and legal fees of both companies. In addition, the combined company will incur integration costs related to system conversions and certain employee-related severance costs. The specific details of these integration plans will continue to be refined over the next couple of quarters.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the Endwave acquisition, including but not limited to those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company.

The pro forma condensed combined financial information has been prepared in accordance with the rules and regulations of the SEC. The pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future operating results or financial position.

You are urged to read the pro forma condensed combined financial information below together with GigOptix’s and Endwave’s historical consolidated financial statements and accompanying notes, included elsewhere in this prospectus.

GIGOPTIX, INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2010

	GigOptix	Endwave	Pro Forma Combined Adjustments		Pro Forma Combined
	(in thousands)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,502	$7,147	$—		$11,649
Short-term investments	—	16,380			16,380
Accounts receivable, net	5,366	2,600			7,966
Inventory	1,609	3,719			5,328
Other current assets	405	554			959

Total current assets	11,882	30,400			42,282
Property and equipment, net	3,717	2,048			5,765
Goodwill, intangible assets, net and in-process research and development	11,268	—			11,768
Restricted cash	356	—			356
Other assets	653	26			679

Total assets	$27,876	$32,474	$—		$60,350

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,960	$1,837	$—		$4,797
Accrued and other current liabilities	4,761	1,560			6,321
Line of credit	2,999	—			2,999
Restructuring liabilities, short-term	62	431			493
Long-term debt, current portion	227	—			227

Total current liabilities	11,009	3,828			14,837
Pension liabilities	211	—			211
Restructuring liabilities, long-term	—	234			234
Other long-term liabilities	1,266	124			1,390

Total liabilities	12,486	4,186	—		16,672
Stockholders’ equity:
Common stock	12	10	(1	)(A)	21
Additional paid-in capital	88,553	317,291	(293,867	)(A)	111,977
Other comprehensive income (loss)	178	(1)	1	(A)	178
Accumulated deficit	(73,353)	(289,012)	293,867	(A)	(68,498)

Total stockholders’ equity	15,390	28,288	1,078		43,678

Total liabilities and stockholders’ equity	$27,876	$32,474	$1,078		$60,350

See accompanying notes to unaudited pro forma condensed combined financial information.

GIGOPTIX, INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	GigOptix	Endwave	Pro Forma Combined Adjustments		Pro Forma Combined
	(in thousands, except per share data)
	(unaudited)
Revenue	$26,876	$16,716	$—		$43,592
Cost of revenue	12,551	14,002	—		26,553

Gross profit	14,325	2,714	—		17,039
Operating expenses:
Research and development	8,659	4,607	—		13,266
Selling, general and administrative	8,889	6,105	—		14,994
Negative Goodwill	—	—	(4,855)		(4,855)
Restructuring expense	388	49	—		437

Total operating expenses	17,936	10,761	(4,855)		23,842

Loss from operations	(3,611)	(8,047)	4,855		(6,083)
Interest and other expense, net	(698)	(45)	—		(743)

Net loss before provision for income taxes	(4,309)	(8,092)	4,855		(7,546)
Provision for income taxes	(51)	—	—		(51)

Net loss	$(4,360)	$(8,092)	$4,855		$(7,597)

Net loss per common share:
Basic and diluted	$(0.41)	$(0.83)			$0.39

Weighted-average number of shares used to compute net loss per share:
Basic and diluted	10,689	9,774	(749	)(C)	19,714

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1) Basis of Preliminary Purchase Price Allocation

The following preliminary allocation of the Endwave purchase price is based on GigOptix’s preliminary estimates of the fair value of the tangible and intangible assets and liabilities of Endwave as of December 31, 2010. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the acquisition and will be completed after the acquisition is consummated. Such final determination of the purchase price allocation may be different than the preliminary estimates used in these pro forma condensed combined financial statements.

The estimated purchase price of Endwave (as calculated in the manner described above) is allocated to the assets to be acquired and liabilities to be assumed based on the following preliminary basis as of December 31, 2010 (amounts in thousands):

Cash, investments, accounts receivable, inventory and other current assets	$30,400
Net property, plant and equipment	2,048
Other non-current assets	26
Current liabilities	(3,828)
Non-current liabilities	(358)
Negative Goodwill	(4,855)

Total estimated purchase price	$23,433

(2) Pro Forma Combined Adjustments

The following pro forma combined adjustments have been reflected in the unaudited pro forma condensed combined financial information. These adjustments give effect to pro forma events that are (i) directly attributable to the Endwave merger, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have continuing impact on the combined company.

All adjustments are based on current assumptions and are subject to change upon completion of the final purchase price allocation based on the intangible assets and liabilities of Endwave at the merger closing date.

Balance Sheet Adjustments

(A) To reflect the elimination of Endwave’s stockholders’ equity balances as of December 31, 2010 and to reflect the issuance of 9.2 million shares of GigOptix common stock (valued at $23.4 million for purposes of this pro forma combined information based on the GigOptix stock price on April 28, 2011) as consideration delivered to acquire Endwave.

Income Statement Adjustments

(B) To reflect the expense associated with the estimated negative goodwill. For purposes of the pro forma financial statements, it was assumed that the amount of estimated identifiable intangible assets was zero and that the full $4.9 million related to negative goodwill. Therefore, there were no adjustments to the pro forma condensed combined balance sheet related to intangible assets and no adjustments to the pro forma condensed combined statement of operations related to the amortization of intangible assets.

(C) To reflect (i) the elimination of Endwave’s basic common shares outstanding, net of (ii) the assumed issuance of basic common shares as a result of the transaction, assuming this transaction occurred at the beginning of the period.

For purposes of preparing these pro forma condensed combined financial statements, the fair value of Endwave’s inventory, accounts receivable and property, plant and equipment were estimated to approximate their carrying value on the date of acquisition. To the extent that the final purchase price allocation causes GigOptix’s cost of revenue, depreciation and amortization expense to differ from the amount presented in the accompanying pro forma condensed combined statement of income information, earnings per common share will be affected.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors,” “Special Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. We assume no obligation to update the forward-looking statements or such risk factors.

We are a leading supplier of electronic and electro-optical components that enable high-speed telecommunications and data-communications networks globally. Our strategy is to apply our core technical expertise in optical, electro-optical and high speed analog technology to develop products that address high growth product and market opportunities.

The following sets forth our significant corporate and product milestones:

•	In 2007, GigOptix LLC was formed and received initial funding.

•	GigOptix LLC acquired the assets of iTerra Communications LLC in July 2007 and Helix Semiconductors AG in January 2008.

•	In March 2008, GigOptix, Inc. was formed to facilitate a combination with Lumera Corporation. The combined company began trading on the OTCBB under the symbol GGOX in December 2008.

•	In November 2009, we acquired ChipX, a leading high speed analog semiconductor manufacturer specializing in Analog and Mixed Signal custom ASICs.

•	In January 2010, we announced that we had shipped our one millionth production chip for multichannel optical interconnects.

•	In March 2010, we announced that we intend to commercialize our proprietary polymer based modulator for all 40Gbps and 100Gbps modulation formats during 2010.

•

In July 2010, we completed a follow on public offering of our common stock resulting in gross proceeds to us of approximately $4.8 million, before deducting underwriting discounts and commissions and offering expenses.

•	In February 2011, we entered into a Merger Agreement with Endwave.

We focus on the specification, design, development and sale of analog semiconductor ICs, MCMs, polymer modulators, and analog and mixed signal custom ASICs. We believe we are an industry leader in the fast growing market for electronic solutions that enable high-bandwidth optical connections found in telecom systems, data-com and storage systems, and, increasingly, in CE and computing systems.

Our products fall into the following main categories:

•	Laser and modulator Driver ICs and MCMs;

•	Transimpedance and Limiting Amplifier ICs;

•	Optical Modulators;

•	Broadband Radio Frequency Amplifiers; and

•	Custom analog and mixed signal ASICs.

These products are capable of performing in various applications, demanding a wide range of data processing speeds, from consumer electronics, which perform at data processing speeds of 3Gbps to 10Gbps, to sophisticated ultra-long haul submarine telecommunications systems which require performance at data processing speeds from 10Gbps and 40Gbps to 100Gbps.

We have incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, we incurred net losses of $4.4 million and $10.0 million respectively, and cash outflows from operations of $3.8 million and $4.1 million, respectively. As of December 31, 2010 and 2009, we had an accumulated deficit of $73.4 million and $69.0 million, respectively.

Our fiscal year ends on December 31. The consolidated financial statements include our accounts and our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

We market and sell our products in North America, Asia and Europe and other locations through our direct sales force, distributors and sales representatives. The percentage of our revenue generated from shipments outside North America was approximately 49% and 51% in fiscal 2010 and fiscal 2009, respectively. We measure sales location by the shipping destination, even if the customer is headquartered in the U.S. We anticipate that sales to international customers will continue to represent a significant percentage of our revenue. The percentages of our revenue by region are set forth in the following table:

	2010	2009
North America	51%	49%
Asia	25	24
Europe	24	27

Total	100%	100%

Customer purchase orders are generally used to establish terms of sales. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog may not be a good indicator of our future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

Since a significant portion of our revenue is from the digital consumer electronics market, our business may be subject to seasonality, with increased revenues in the third and fourth calendar quarters of each year, when customers place orders to meet year-end holiday demand. However, due to the complex nature of the markets we serve and the broad fluctuations in economic conditions in the U.S. and other countries, it is difficult for us to assess the impact of seasonal factors on our business.

We are subject to the risks of conducting business internationally, including economic conditions in Asia, particularly Taiwan and China, changes in trade policy and regulatory requirements, duties, tariffs and other trade barriers and restrictions, the burdens of complying with foreign laws and, possibly, political instability. Most of our foundries and all of our assembly and test subcontractors are located in Asia. Although our international sales are largely denominated in U.S. dollars, we also enter into sales transactions in New Taiwan dollars, in Hong Kong dollars and in Chinese renminbi. In addition, we have foreign operations where expenses are generally denominated in the local currency. Such transactions expose us to the risk of exchange rate fluctuations. We monitor our exposure to foreign currency fluctuations, but have not adopted any hedging strategies to date. There can be no assurance that exchange rate fluctuations will not harm our business and operating results in the future.

Due to the continued uncertain economic conditions, our current or potential customers may delay or reduce purchases of our products, which would adversely affect our revenues and harm our business and financial results. We expect our business to be adversely impacted by any future downturn in the U.S. or global economies. In the past, industry downturns have resulted in reduced demand and declining average selling prices for our products which adversely affected our business. We expect to continue to experience these adverse business conditions in the event of further downturns.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventories, asset impairments, deferred tax assets, accrued warranty reserves, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. We also have other key accounting policies that are less subjective, and, therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our critical accounting policies, as well as the estimates and judgments involved.

Revenue Recognition

Revenue from sales of optical modulator drivers and receivers, MCMs, and other products is recognized when persuasive evidence of a sales arrangement exists, transfer of title occurs, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. Revenue for product shipments is recognized upon shipment of the product to the customer. Provisions are made for warranties at the time revenue is recorded.

Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of our standard product warranty. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction. Collectability is assessed based primarily on the credit worthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

Revenue generated from engineering product development projects and research and development cost reimbursement contracts, cost plus fixed fee type contracts, for the United States government is recorded in accordance with accounting guidance for contract accounting, using the percentage of completion method measured on a cost-incurred basis. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. In the quarter ended December 31, 2009, we recorded a reserve of $1.3 million associated with a change in estimated rates under which we could bill for the work we performed under various government contracts during fiscal 2009. Profit incentives are included in revenue when realization is assured. Losses, if any, are recognized in full as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed the unrecognized revenue on the contract. We evaluate the reserve for contract losses on a contract-by-contract basis. No losses have been incurred on any contracts to date.

Contract Estimates

We estimate contract costs based on the experience of our professional researchers, the experience we have obtained in internal research efforts, and our performance on previous contracts. We believe this allows us to reasonably estimate the tasks required and the contract costs; however, there are uncertainties in estimating these costs, such as the ability to identify precisely the underlying technical issues hindering development of the technology; the ability to predict all the technical factors that may affect successful completion of the proposed tasks; and the ability to retain researchers having enough experience to complete the proposed tasks in a timely manner. Should actual costs differ materially from our estimates, we may have to adjust the timing and amount of revenue it recognizes. To date, we have mitigated the risk of failing to perform under these contracts by negotiating best efforts provisions, which do not obligate us to complete contract deliverables.

Inventories

Inventories are stated at the lower of cost or market value, with cost computed on an average-cost basis. Cost includes labor, material and overhead costs, including product and process technology costs. Determining fair market value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. As a result of this analysis, when fair market values are below our costs, we record a charge to cost of revenue in advance of when the inventory is scrapped or sold.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales quantities by product. Inventories on hand in excess of forecasted demand are written down. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the provision for excess and obsolete inventory are charged to cost of revenue. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, the related provision is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Long-Lived Assets and Intangible Assets

Long-lived assets include equipment, furniture and fixtures, leasehold improvements and intangible assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we test for recoverability based on an estimate of undiscounted cash flows as compared to the asset’s carrying amount. If the carrying value exceeds the estimated future cash flows, the asset is considered to be impaired. The amount of impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. Factors we consider important that could trigger an impairment review include continued operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in the way we plan to use the assets.

The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is not subject to amortization. We evaluate goodwill for impairment on an annual basis or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. We operate in one reporting unit.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure and assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we establish a valuation allowance or increase this allowance in a period, we will include an additional tax provision in our consolidated statement of operations.

In June 2006, the Financial Accounting Standards Board, or FASB, issued accounting guidance which provides for a two-step approach to recognize and measure uncertain tax positions. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence.

Stock-based Compensation

Stock-based compensation is measured at the date of grant, based on the fair value of the award. We amortize the compensation costs on a straight-line basis over the requisite service period of the option, which is generally the option vesting term of four years. The benefits of tax deductions in excess of recognized compensation expense must be reported as a financing cash flow, rather than as an operating cash flow. This may reduce future net cash flows from operations and increase future net financing cash flows.

We estimate the fair value of stock options granted using a Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, along with certain policy elections, including the options’ expected life and the price volatility of our underlying stock options. Actual volatility, expected lives, interest rates and forfeitures may be different from our assumptions, which would result in an actual value of the options being different from estimated. This fair value of stock option grants is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

From time to time we also issue stock option grants to directors and employees which have a market condition. In such cases stock options will vest only if the average price of the company’s stock is at or exceeds a certain price threshold during a specific, previously defined period of time. To the extent that the market condition is not met, the options do not vest and are cancelled. In these cases, we cannot use the Black-Scholes model; we must use a binomial model. We engage a third party valuation firm to support management’s valuation of these options using Monte Carlo simulation techniques that incorporate assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the market condition is either met or not met. Certain stock options granted on March 17, 2010 were classified as option grants having a market condition.

We also issue stock options which have company specific financial performance criteria. In this case, we make a determination regarding the probability of the performance criteria being achieved and use a Black-Scholes model to value the options incorporating assumptions as provided by management for the expected holding period, risk-free interest rate, stock price volatility and dividend yield. Compensation expense is recognized until such time as the performance criteria is met or not met. Certain stock options granted on October 27, 2010 were classified as option grants having a performance condition.

Expected Term—Our expected term used in the Black-Scholes valuation method represents the period that our stock options are expected to be outstanding and is derived from the historical expected terms of “guideline” companies selected based on similar industry and product focus.

Expected Volatility—Our expected volatility used in the Black-Scholes valuation method is derived from a combination of historical and implied volatility of “guideline” companies selected based on similar industry and product focus.

Expected Dividend—We have never paid dividends and currently do not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—We base the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

We make an estimate of expected forfeitures and recognize compensation costs only for those equity awards expected to vest. When estimating forfeitures, we consider voluntary termination behavior as well as an analysis of actual option forfeitures.

Recent Accounting Pronouncements

In April 2010, the FASB updated its guidance related to the milestone method of revenue recognition. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance became effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In July 2010, the FASB issued new standards which amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of these standards will not have a material impact on our consolidated financial statements.

In December 2010, the FASB updated its guidance related to when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The updated guidance requires that for any reporting unit with a zero or negative carrying amount, and entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not expect adoption to have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB updated its guidance related to disclosure of supplementary pro forma information for business combinations. The updated guidance requires that if comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period only. The updated guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. We will adopt the updated guidance and we do not expect adoption to have an impact on our consolidated results of operations or financial condition as the updated guidance only affects disclosures related to future business combinations.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth our consolidated results of operations for the fiscal years ended December 31, 2010 and December 31, 2009, and the year-over-year increase (decrease) in our results, expressed both in dollar amounts (thousands) and as a percentage of total revenues, except where indicated:

	Years ended December 31,
	2010		2009		Change
	(Thousands)%		(Thousands)%		(Thousands)%
Revenue
Product	$23,070	86	$11,290	76	$11,780	104
Government contract	3,806	14	4,811	32	(1,005)	(21)
Effect of change in estimated billing rates under government contracts	—	—	(1,275)	(8)	1,275	100

Total revenue	26,876	100	14,826	100	12,050	81
Cost of revenue
Product	11,629	43	5,996	40	5,633	94
Government contract	922	4	2,137	15	(1,215)	(57)

Total cost of revenue	12,551	47	8,133	55	4,418	54

Gross profit	14,325	53	6,693	45	7,632	114

Research and development expense	8,659	32	6,264	42	2,395	38
Selling, general and administrative expense	8,889	33	9,922	67	(1,033)	(10)
Restructuring expense	388	1	884	6	(496)	(56)

Total operating expenses	17,936	66	17,070	115	866	5

Loss from operations	(3,611)	(13)	(10,377)	(70)	6,766	65
Interest expense, net	(450)	(2)	(68)	0	(382)	(562)
Other income (expense), net	(248)	(1)	335	2	(583)	(174)

Loss before benefit from income taxes	(4,309)	(16)	(10,110)	(68)	5,801	57
Benefit from (provision against) income taxes	(51)	0	69	0	(120)	(174)

Net loss	$(4,360)	(16)	$(10,041)	(68)	$5,681	57

Revenue

Revenue for the periods reported was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Product	$23,070	$11,290
Government contract	3,806	4,811
Effect of change in estimated billing rates under government contracts	—	(1,275)

Total revenue	$26,876	$14,826
Increase in total revenue, period over period	$12,050
Percentage increase in total revenue, period over period	81%

Revenue for the year ended December 31, 2010 was $26.9 million, an increase of $12.1 million or 81% compared with $14.8 million for the year ended December 31, 2009. Revenue increased in 2010 primarily due to sales of products related to our acquisition of ChipX in November 2009, as well as an 8% increase in revenue related to contracts with the U.S. Government. Government contract revenue was reduced in 2009 due to a change in estimated billing rates.

Gross Profit

Gross profit consists of revenue, less cost of revenue, which includes amortization of certain identified intangible assets. Cost of revenue consists primarily of the costs to manufacture saleable chips, including outsourced wafer fabrication and testing. Amortization expense of identified intangible assets, namely existing technology, is also presented within cost of revenue, as the intangible assets were determined to be directly attributable to revenue generating activities.

Cost of revenue and gross profit for the periods presented were as follows (in thousands, except percentages):

Cost of Revenue

	Years ended December 31,
	2010	2009
Product	$11,629	$5,996
Government contract	922	2,137

Total cost of revenue	$12,551	$8,133
Percentage of revenue	47%	55%
Increase in total cost of revenue period over period	$4,418
Percentage increase in total cost of revenue, period over period	54%

Gross Profit

	Years ended December 31,
	2010	% of Revenue	2009	% of Revenue
Product	$11,441	50%	$5,294	47%
Government contract	2,884	76%	1,399	40%

Total gross profit	$14,325	53%	$6,693	45%
Increase in gross profit, period over period	$7,632
Percentage increase in gross profit, period over period	114%

Gross profit for the year ended December 31, 2010 was $14.3 million, or 53% of revenue, an increase of $7.6 million or 114% as compared to a gross profit of $6.7 million, or 45% of revenue, for the year ended December 31, 2009. The increase in gross profit in 2010 from 2009 resulted primarily from a full year of revenue resulting from products acquired from ChipX in November 2009, increased gross profit related to billings on contracts to the U.S. government and a reduction in intangible amortization classified as cost of revenue. Gross profit in 2009 was reduced due to a change in estimated billing rates on government contracts. Gross profit on contracts with the U.S. Government increased in 2010 compared to 2009 as we began to charge only those direct costs related to government contracts to cost of revenue.

Research and Development Expense

Research and development expenses are expensed as incurred. Research and development costs consist primarily of employee compensation, consulting and engineering design, non-capitalized tools and equipment and equipment depreciation.

Research and development expense for the periods presented was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Research and development expense	$8,659	$6,264
Percentage of revenue	32%	42%
Increase in research and development expense, period over period	$2,395
Percentage increase in research and development expense, period over period	38%

Research and development expense for the year ended December 31, 2010 was $8.7 million compared to $6.3 million for the year ended December 31, 2009, an increase of $2.4 million or 38%. The increase in research and development expense primarily resulted from an increase in payroll of $1.9 million, an increase in stock-based compensation of $0.3 million, and increased expense related to outside services of $0.2 million.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of salaries and benefits for management, marketing and administration personnel, as well as fees for consultants supporting the sales, marketing and administrative functions.

Selling, general and administrative expense for the periods presented was as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Selling, general and administrative expense	$8,889	$9,922
Percentage of revenue	33%	67%
Decrease in selling, general and administrative expense, period over period	$(1,033)
Percentage decrease in selling, general and administrative expense, period over period	(10)%

Selling, general and administrative expense for the year ended December 31, 2010 was $8.9 million compared to $9.9 million for the year ended December 31, 2009, a decrease of $1.0 million or (10)%. This decrease is primarily due to reduced professional fees, including legal, accounting and auditing services of $1.4 million, a decrease in facility costs of $0.2 million, a decrease in the amortization of employment escrow of $0.1 million, and a decrease in investor relations costs of $0.1 million, offset by increases in payroll expense, including stock based compensation, of $0.8 million.

Restructuring Expense

Restructuring expense for the periods presented was as follows (in thousands):

	Years ended December 31,
	2010	2009
Restructuring Expense	$388	$884

In Q1 2010, we decided to close our R&D design center in Haifa, Israel which was acquired as part of the merger with ChipX in 2009. We took a restructuring charge of $388,000 to account for employee severance of $156,000, future facility rent expense of $61,000 for the remainder of the lease term through the end of fiscal 2010, a write-down of fixed assets of $121,000, and accounting and legal expenses of $50,000. At December 31, 2010, our remaining accrued restructuring liability relating to closing the design center in Israel was $34,000.

In December 2009, we adopted a plan to reduce the size of our facilities in Bothell, Washington, from approximately 32,000 square feet to approximately 12,000 square feet and took a restructuring charge of $424,000 to reflect the proportionate share of remaining lease expense we will incur for the unoccupied space of the facility and costs associated with improvements needed to segregate the facility. Of this amount, $396,000 was paid out in 2010 and the remaining $28,000 balance will be paid in 2011. The existing lease on the facility expires in 2014. Although we made available for sublease approximately 20,000 square feet, we did not receive any sublease income associated with this space prior to expiration of the reduction in space, which occurred in February 2011.

In October 2009, in anticipation of its acquisition by us, ChipX incurred severance costs of $0.4 million in connection with a reduction in its work force. We recognized this expense in our consolidated statement of operations after the acquisition date as a restructuring expense. All amounts were paid in 2009.

Other (Expense) Income

Other expense, net and interest expense, net for the periods presented were as follows (in thousands, except percentages):

	Years ended December 31,
	2010	2009
Interest expense, net	$(450)	$(68)
Other income (expense), net	(248)	335

Total other (expense) income	$(698)	$267

Interest expense, net for the year ended December 31, 2010 increased by $0.4 million primarily due to interest expense associated with our line of credit and term loan with Silicon Valley Bank, interest incurred on loans with Bridge Bank and Agility Capital during the first two quarters of fiscal 2010, and interest incurred on a capital lease for engineering design software. Other income of $0.3 million in 2009 changed by $0.6 million in 2010 to a recognized expense of $0.3 million. The expense recognized during 2010 was due primarily to the change in fair value related to warrants accounted for under liability accounting. The $0.3 million of income recognized in 2009 was primarily related to the sale of the assets of our Plexera Bioscience LLC subsidiary, including all patents and trademarks related to the Plexera business, on February 17, 2009. The assets were sold “as is” to Plexera, LLC, a newly formed company, for $0.3 million and we recorded a gain of $0.3 million. We do not expect to receive any further consideration from the sale of the Plexera assets.

Income Taxes

Provision for income taxes was approximately $51,000 in the year ended December 31, 2010, and the benefit from income taxes was $69,000 in the year ended December 31, 2009. The effective tax rate was (1.18)% and 0.68% for the years ended December 31, 2010 and 2009, respectively. Income taxes during 2010 primarily relate to ASC 740 reserves and state tax true ups. Income taxes during 2009 relate primarily to the amortization of a deferred tax liability, established upon the acquisition of our Swiss subsidiary in 2008, partially offset by current taxes payable related to a foreign subsidiary.

Liquidity and Capital Resources

Cash and cash equivalents and cash flow data for the periods presented were as follows (in thousands):

	December 31,
	2010	2009
Cash and cash equivalents	$4,502	$3,583

	Years ended December 31,
	2010	2009
Net cash used in operating activities	$(3,785)	$(4,099)
Net cash (used in) provided by investing activities	(907)	1,294
Net cash provided by (used in) financing activities	5,583	(482)

In April 2010, we entered into a loan and security agreement with Silicon Valley Bank. Pursuant to the loan and security agreement, we are entitled to borrow from Silicon Valley Bank up to $3.0 million, based on net eligible accounts receivable after an 80% advance rate and subject to limits based on our eligible accounts as determined by Silicon Valley Bank (the “Revolving Loan”). Interest on extensions of credit under the Revolving Loan is equal to the prime rate of Silicon Valley Bank, which at December 31, 2010 was 4.0% per annum, plus 1.5% per annum (the “Applicable Rate”). In addition, a monthly collateral handling fee of 0.30% per each gross financed account receivable shall apply (“Collateral Handling Fee”). If we achieve certain quarterly financial performance targets as stated in the loan and security agreement, the Applicable Rate and the Collateral Handling Fee shall be reduced to the prime rate of Silicon Valley Bank plus 1.0% per annum and 0.20%, respectively. The Revolving Loan was used by us to replace our revolving accounts receivable credit line with Bridge Bank. With the initial funding by Silicon Valley Bank of the Revolving Loan, we terminated our loan and security agreement with Bridge Bank, which is discussed below, as having been fully performed by us. The loan and security agreement also contains events of default customary for credit facilities of this type, including, among other things, nonpayment of principal or interest when due. The loan and security agreement will expire on April 23, 2012. The amount outstanding on our line of credit on December 31, 2010 was $3.0 million.

Pursuant to the loan and security agreement, Silicon Valley Bank is making available a term loan in an amount up to $400,000, subject to the satisfaction of terms and conditions of the loan and security agreement, which can be drawn down one time for the purpose of refinancing our outstanding obligations to Agility Capital. The term loan is repayable in eighteen equal monthly installments and interest is fixed at a rate per annum of 9.0%. We used the proceeds of the term loan to pay off our loan and terminate our loan agreement with Agility Capital. The amount outstanding on the term loan on December 31, 2010 was $0.2 million. The weighted average interest rate on our loans outstanding on December 31, 2010 is 5.7%. The weighted average interest rate on our loans outstanding at December 31, 2009 was 6.5%. The average monthly balance on our short-term loans during 2010 was $2.1 million and the average interest rate on these loans was 6.1%.

The loan and security agreement with Silicon Valley Bank is secured by all of our assets, including all accounts, equipment, inventory, receivables and intangibles. The loan and security agreement contains certain restrictive covenants that will impose significant operating and financial restrictions on our operations, including, but not limited to:

•

Merge or consolidate, or permit any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of our subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, assume or be liable for any indebtedness, other than certain indebtedness permitted under the loan and security agreement; or

•	Pay any dividends or make any distribution or payment on, or redeem, retire, or repurchase, any capital stock.

The receipt of Silicon Valley Bank’s prior written approval of the proposed merger with Endwave is a condition to Endwave’s obligation to effect the closing of the merger.

In connection with the loan and security agreement, we granted Silicon Valley Bank (i) a warrant to purchase 125,000 shares of our common stock at an exercise price equal to $4.00 per share (the “Warrant”), and (ii) a warrant to purchase a second tranche of up to 100,000 shares of our common stock which shall vest 15,000 shares per month incrementally beginning September 1, 2010 (although the last monthly incremental vesting amount shall be 10,000 shares) at an exercise price equal to the closing market price on each date of vesting (the “Second Tranche Warrant”). In the event that either we close an equity investment of at least $4.0 million or we have been EBITDA positive for the preceding three months, then vesting shall cease, and all unvested shares under the Second Tranche Warrant shall lapse. In July 2010, we satisfied the requirements of closing an equity investment of at least $4.0 million and the Second Tranche Warrant expired. The Warrant includes anti-dilution provisions and “piggy-back” registration rights permitting registration in a future public offering by us. The shares underlying the Warrant were registered on a Registration Statement on Form S-1 that was declared effective by the Securities and Exchange Commission on July 2, 2010. The Warrant may either be (i) converted, on a cashless, net settlement basis, based on the fair market value as determined pursuant to the terms of the Warrant, or (ii) exercised by delivering a duly executed notice of exercise. The Warrant has a term of seven years; the fair value of the Warrant has been determined using a Black-Scholes option pricing model. The full fair value of the warrant has been classified as a non-current asset and as equity on the balance sheet and is being amortized over two years. We have recorded interest expense of $0.1 million during fiscal 2010 related to these warrants. The balance of the asset is $0.2 million as of December 31, 2010.

In November 2009, we entered into a loan and security agreement with Bridge Bank under which we could borrow up to $4.0 million, based on net eligible accounts receivable. Borrowings under the line of credit bore interest at the bank’s prime rate plus 2.50% (6.50% as of December 31, 2009), provided that in no event would the prime rate be less than 4.0%. Borrowings under the line were collateralized by a security interest in all of our assets. On April 28, 2010, we paid Bridge Bank approximately $1.6 million to fully repay our liabilities covering principal, accrued interest and various fees related to our line of credit. At this time the loan and security agreement with Bridge Bank was cancelled. At December 31, 2009 we had an outstanding balance on our line of credit of approximately $1.5 million which was offset by a loan discount of $152,000.

On January 29, 2010, we entered into a loan agreement for a secured line of credit facility (“Secured Credit Facility”) with Agility Capital, LLC (“Agility Capital”) to pay for transaction expenses incurred by us in our acquisition of ChipX. The Secured Credit Facility provided that we may borrow one advance of up to $500,000 and had a maturity date of December 1, 2010. Borrowings accrued interest at 14.0% per annum. Beginning March 1, 2010, and on the first day of each month thereafter, $50,000 plus accrued but unpaid interest was to be paid to Agility Capital, and all amounts outstanding on December 1, 2010 were due and payable at that time. In the event of a default, the interest rate will be increased to 5.0% above the rate that would otherwise apply, and in addition, Agility would receive a fee of $5,000, with an additional fee of $5,000 on each thirtieth day thereafter for so long as the event of default continues. Under the terms of the Secured Credit Facility, we paid Agility Capital a $20,000 fee. On April 28, 2010, we paid Agility Capital $0.4 million to fully repay our liabilities covering principal and accrued interest related to our short-term loan. At this time the Secured Credit Facility was cancelled.

Operating Activities

Operating activities used cash of $3.8 million in the year ended December 31, 2010. This resulted primarily from a net loss of $4.4 million, an increase in accounts receivable of $1.6 million, an increase in inventories of $0.2 million, a decrease in accounts payable and accrued expenses of $2.6 million, and a decrease in other non-current liabilities of $0.5 million. These uses were partially offset by the following non-cash expenses: depreciation and amortization of $2.4 million, stock-based compensation of $1.5 million, the change in fair value of warrants recorded as a liability of $0.1 million, amortization of a discount on a loan of $0.4 million, warrant expense recorded in equity of $0.1 million, amortization of an acquisition related payment of $0.6 million, and the write-down of certain fixed assets and inventories of $0.2 million. The net loss decreased in 2010 from 2009 as a result of an 81% increase in revenues in 2010 compared to 2009. We were also able to reduce our accounts payable and current liabilities as a result of our equity raise in the third quarter of 2010.

Operating activities used cash in the year ended December 31, 2009 of $4.1 million, a result of a net loss of $10.0 million, decreases in inventories, prepaid expenses and other current assets totaling $0.7 million, partially offset by non-cash expenses for depreciation and amortization, stock-based compensation and intangible asset impairment of $1.1 million, $0.9 million and $0.4 million, respectively, an increase of $1.4 million in accrued and other current liabilities and an increase in accounts payable of $0.8 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 was $0.9 million and consisted of purchases of fixed assets of $1.2 million offset by refunds of restricted cash of $0.3 million related to our leased facilities in Bothell, WA. We reduced our square footage in Bothell by approximately 63% resulting in lower facility rent expense which led to a reduction in required restricted cash.

Net cash provided by investing activities for the year ended December 31, 2009 was $1.3 million and primarily consisted of net cash acquired in the acquisition of ChipX of $1.7 million, the sale of assets of Plexera for $0.3 million, and refunds of restricted cash of $0.1 million, offset by purchases of property and equipment of $0.8 million.

Financing Activities

Net cash provided by financing activities was $5.6 million during the year ended December 31, 2010 and consisted of $4.1 million in proceeds from the issuance of common stock and the exercise of stock options, proceeds of $3.4 million from a line of credit and term loan from Silicon Valley Bank and Agility Capital, offset by repayments of loans to Bridge Bank, Agility Capital, and Silicon Valley Bank and the repayment of a capital lease obligation for engineering design software.

Net cash used in financing activities during the year ended December 31, 2009 was $0.5 million and consisted of $1.0 million in proceeds from the issuance of common stock and warrants, net proceeds from the line of credit of $2.1 million, offset by repayments under the line of credit and capital lease obligations of $3.5 million and $0.1 million, respectively.

We have incurred negative cash flows from operations since inception. For the years ended December 31, 2010 and 2009, we incurred net losses of $4.4 million and $10.0 million, respectively, and cash outflows from operations of $3.8 million and $4.1 million respectively. As of December 31, 2010 and 2009, we had an accumulated deficit of $73.4 million and $69.0 million, respectively. We have incurred significant losses since inception, attributable to our efforts to design and commercialize our products. We have managed our liquidity during this time through a series of cost reduction initiatives and through increasing our line of credit with Silicon Valley Bank. Our ability to continue as a going concern is dependent on many events outside of our direct control, including, among other things; obtaining additional financing either privately or through public markets and consumers’ purchasing our products in substantially higher volumes. During 2010, we raised approximately $3.9 million in additional equity capital from institutional investors which stabilized our cash position. We have used that cash to substantially reduce our outstanding accounts payable and accrued expenses balances. In addition, we have access to a line of credit with Silicon Valley Bank which enables us to borrow up to $3 million based on 80% of eligible invoiced amounts to customers. We also were close to breakeven, incurring a loss of $97,000, on an operating income basis in the fourth quarter of 2010. Additionally, our pending merger with Endwave upon closing will provide us with additional cash and equivalents which should mitigate near-term liquidity issues. Based on these events and factors we believe we can continue as a going concern for at least the next 12 months.

Off-Balance Sheet Arrangements

We do not use off-balance-sheet arrangements with unconsolidated entities or related parties, nor do we use other forms of off-balance-sheet arrangements such as special purpose entities and research and development arrangements. Accordingly, we are not exposed to any financing or other risks that could arise if we had such relationships.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF GIGOPTIX

The following table sets forth information regarding the beneficial ownership of GigOptix’ common stock as of April 28, 2011 by:

•	each person known by GigOptix to be the beneficial owner of more than 5% of GigOptix’ outstanding shares of common stock;

•	each of GigOptix’ named executive officers and directors; and

•	all of GigOptix’ executive officers and current directors, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentages are based on 12,374,947 shares of GigOptix common stock outstanding as of April 28, 2011, adjusted as required by such rules. As provided by such rules, shares of GigOptix common stock issuable pursuant to options to purchase or other rights to acquire shares of common stock that are exercisable within 60 days of April 28, 2011 are deemed to be both beneficially owned by the person holding such options and outstanding for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. Except as indicated by footnote, to GigOptix’ knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

	Beneficial Ownership of GigOptix’ Common Stock as of April 28, 2011 Common Stock (1)
	Shares	Percent of Class
5% Stockholders
DBSI Liquidating Trust (2)	1,715,161	—%
National Instruments Corporation (3)	1,066,270	—%
Named Executive Officers and Directors
Dr. Avi Katz (4)	902,108	6.82%
Andrea Betti-Berutto (4)	379,362	2.24%
Ron Shelton (4)	—	—
C. James Judson (4)	153,645	—%
Kimberly D.C. Trapp (4)	62,375	—
Frank Schneider (4)	41,667	*
Neil J. Miotto (4)	65,544	*
All current directors and executive officers as a group (8 persons) (5)	1,771,924	12.71%

*	Represents less than 1% of GigOptix’ outstanding common stock.
(1)	Unless otherwise indicated, each person’s address is c/o GigOptix, Inc., 2300 Geng Road, Suite 250, Palo Alto, California 94304.
(2)

According to a Schedule 13G filed with the SEC on November 4, 2010, Conrad Myers, Liquidating Trustee (the “Trustee”) of the DBSI Liquidating Trust (the “Trust”), is acting under the terms and conditions of the DBSI Liquidating Trust Agreement and Declaration of Trust dated October 29, 2010, by and among DBSI Consolidated Debtors, as substantively consolidated debtors and debtors in possession under the “Second Amended Joint Chapter 11 Plan of Liquidation filed by the Chapter 11 Trustee and the

Official Committee of Unsecured Creditors” (the “Plan of Liquidation”), confirmed by Order dated October 29, 2010 in the Chapter 11 Cases In re DBSI, Inc. et al., Case No. 08-12687 (PJW), the United States Bankruptcy Court, District of Delaware. Pursuant to the Plan of Liquidation, the Trust now holds 972,612 shares of GigOptix’ common stock formerly held by Stellar Technologies LLC, an Idaho limited liability company and 742,549 shares of GigOptix’ common stock formerly held by iTerra Communications LLC, an Idaho limited liability company. The Trustee has sole dispositive power and sole voting power with respect to 1,715,161 shares. The Trustee disclaims beneficial ownership of such shares and warrants. The address for the Trust and the Trustee is 6327 SW Capitol Hwy, PMB 221, Portland, Oregon 97239.

(3)	The information as to National Instruments Corporation is derived from a Schedule 13D filed with the SEC on November 19, 2009 and from communications with National Instruments Corporation. Alexander M. Davern, the Chief Financial Officer, Chief Operating Officer and Executive Vice President of National Instruments Corporation, has voting and investment power with respect to shares held by National Instruments Corporation.
(4)	Includes options to purchase shares of common stock exercisable within 60 days of March 23, 2011 as follows: 84,000 for Mr. Judson; 62,219 for Ms. Trapp; 64,875 for Mr. Miotto, 16,667 for Mr. Schneider; 825,260 for Dr. Katz; and 356,462 for Mr. Betti-Berutto. Also includes warrants to purchase shares of common stock exercisable within 60 days of April 28, 2011 as follows: 22,900 for Mr. Betti-Berutto and 37,048 for Dr. Katz. Mr. Shelton, GigOptix’ former Chief Financial Officer who resigned from the company effective as of February 1, 2011, does not hold any options to purchase shares of GigOptix’ common stock.
(5)	Includes shares held by the following individuals as of April 28, 2011: Dr. Avi Katz, Andrea Betti-Berutto, Julie Tipton, Jeff Parsons, C. James Judson, Kimberly D.C. Trapp, Frank Schneider and Neil J. Miotto. Mr. Parsons currently serves as GigOptix’ Acting Chief Financial Officer. Ms. Tipton is GigOptix’ Senior Vice President of Operations.

MANAGEMENT

Directors and Executive Officers

The table below sets forth information regarding the members of our board of directors and non-director executive officers as of March 23, 2011. Our certificate of incorporation divides the board of directors into three classes with overlapping three-year terms. One class is elected each year at the annual meeting of stockholders, and the classes are to be as nearly equal in number as possible. Each director shall hold office until his or her successor is duly qualified. Our board of directors and executive officers is as follows:

Name	Age	Position	Director Since
Dr. Avi Katz	53	Chairman of the Board of Directors, Chief Executive Officer and President	2008
Jeffrey Parsons	51	Acting Chief Financial Officer
Andrea Betti-Berutto	47	Senior Vice President and Chief Technical Officer
Julie Tipton	47	Senior Vice President of Operations
Kimberly D.C. Trapp	52	Director	2008
Neil J. Miotto	64	Director	2008
C. James Judson	66	Director	2008
Frank Schneider	69	Director	2010

Dr. Avi Katz has served as Chief Executive Officer, President, and Chairman of the board of directors of GigOptix LLC and GigOptix, Inc. since he co-founded GigOptix LLC in May 2007 and GigOptix, Inc. in September 2007, to facilitate the merger of GigOptix LLC and Lumera Corporation in December 2008, at which point they both became subsidiaries of GigOptix, Inc. Since the merger, he has served as the chairman of the board, the Chief Executive Officer, and President of GigOptix, Inc. Dr. Katz also served as a board member, Chief Executive Officer and President of iTerra Communications LLC, the predecessor to GigOptix LLC, from April 2007 until October 2007. Dr. Katz also serves as the Chairman of the board of directors of GigOptix-Helix AG and GigOptix Israel Ltd., all wholly owned subsidiaries of GigOptix, Inc. From April 2006 to April 2007, he was the Corporate Development executive with Symphony Services Corp., and a Managing Partner and Chairman of APU-Global, a technology consulting company, which he founded in 2005. Dr. Katz was the Chief Executive Officer, President and a board member of Intransa, Inc., a provider of storage area network (SAN) over the IP systems, from 2003 to 2005, and was the Chief Executive Officer, President and a board member of Equator Technologies, Inc., a fabless semiconductor company, from 2000 to 2003. He holds numerous U.S. and international patents, has published about 300 technical papers and is the editor of a number of technical books. Dr. Katz received his Ph.D. in materials engineering and a B.S. in engineering from Technion-IIT, Israel, and is a graduate of the Israeli Naval Academy. As our co-founder, and the CEO since our inception, Dr. Katz has the benefit of understanding our complete history. This background, together with his extensive executive experience and exceptional technical skills, make Dr. Katz uniquely qualified to serve on our board of directors.

Jeffrey Parsons has served as our Acting Chief Financial Officer since February 2011. Mr. Parsons had previously served as our corporate controller since February, 2010 where he was responsible for accounting, reporting and cash management matters. During the five year period prior to working with us, Mr. Parsons was self-employed serving as an independent consultant for numerous technology companies, including Turin Networks, Inc., MDC Vacuum Products, LLC, Bookham, Inc., Marvell Technology Group, Ltd. and Mercury Interactive Corp. providing various services including (i) support of year-end closing and audit matters related to inventory valuation, consolidations, foreign currency translation, and intangible impairment analysis, (ii) FAS 123 valuations in support of financial restatements, (iii) due diligence and analysis related to acquisitions and (iv) financial planning and budgeting services. Mr. Parsons received his M.S. degree in industrial administration from Carnegie-Mellon University and his B.A. degree in economics from Vanderbilt University.

Andrea Betti-Berutto is our Senior Vice President and Chief Technical Officer and has served as our Chief Technical Officer since the inception of GigOptix LLC in May 2007. Mr. Betti-Berutto was a co-founder of GigOptix LLC’s predecessor company, iTerra Communications, LLC, where he served in a variety of capacities from 2000 until July 2007. He also co-founded GigOptix LLC in May 2007. He has more than 20 years of experience in the design of Integrated Circuits (IC) and multichip modules for microwave, millimeter-wave, and RF applications. He is the author of several publications in technical journals in the area of power amplifiers, high-speed ICs, and broadband design for lightwave applications. Mr. Betti-Berutto received his M.S. in electrical engineering from the University of Rome “La Sapienza”.

Julie Tipton serves as our Senior Vice President of Operations since March 2010 following her tenure as our Vice President of Marketing since the inception of GigOptix LLC. Previously, Ms. Tipton held numerous management positions at NXP Semiconductors and its predecessor, Philips Semiconductors, predominantly developing and marketing IC solutions for the consumer and mobile telephony segments from September 1985 until June 2007. She was most recently General Manager for Mobile Wireless LAN product line responsible for P&L. Her other positions at the company included Director of Operations for Business Line Connectivity, General Manager of Networking ASICs product line, Vice President and General Manager of Digital Video Interactive product line, Business Development Manager for Consumer ICs North America, and International Product Marketing Manager for Teletext ICs. Ms. Tipton received her B.S. in physics with electronics from the University of Kent at Canterbury and a Diploma in marketing from Chartered Institute of Marketing, both in England.

Kimberly D.C. Trapp has served on our board of directors since December 2008. She previously served as a director of Lumera Corporation from October 2006 and a director of GigOptix LLC from October 2007 until the merger of the two companies in December 2008. From February 2003, she has been an Industry Liaison Officer for the Center of Optical Technologies at Lehigh University, which advances the research and application of optical and electro-optic technologies. The Center has more than 45 industry liaison members and joint partners, has obtained more than $95 million in funding from 2001 through 2010, and in 2007 opened The Smith Family Laboratory for Optical Technologies. Prior to joining Lehigh University, Ms. Trapp spent 23 years in the telecommunications industry, her last position being Director of Marketing Operations for the Agere Systems Optotectronics Business and was responsible for business operations, customer marketing, technical product support, product engineering, and program management of the optoelectronic business and product portfolio. Since 2010, she has been a member of the Cedar Crest College Board of Associates and a member of The Swain School Technology Committee. Ms. Trapp received her B.S. in chemistry from Purdue University, her M.S. in inorganic chemistry from Fairleigh Dickinson University, and has completed an M.B.A. program. From her more than 30 years in the industry, Ms. Trapp brings a tremendous amount of technical expertise, especially in the area of optical and electro-optic technologies, that we believe makes her well qualified to sit on our board of directors.

Neil J. Miotto has served on our board of directors since December 2008. He is a retired assurance partner of KPMG LLP, where he was a partner for twenty-seven years until his retirement in September 2006. While at KPMG, Mr. Miotto also served as an SEC reviewing partner. He is a member of American Institute of Certified Public Accountants. He holds a B.A. in business administration from Baruch College, of The City University of New York. Mr. Miotto is a member of the Board of Directors of Micrel Inc., where he serves on the Audit Committee and Nominating/Corporate Governance Committee. Mr. Miotto brings extensive financial risk assessment and financial reporting experience to our board of directors. We believe that Mr. Miotto’s extensive experience with public companies and financial accounting matters makes him well qualified to be on our board of directors.

C. James Judson has served on our board of directors since December 2008. Until the merger with Lumera Corporation and GigOptix LLC in December 2008, Mr. Judson had served as a director of Lumera Corporation since August 2004 and as chairman of its board of directors since March 2007. In 1995, Mr. Judson co-founded Eagle River Investments, LLC, a Kirkland-based venture capital fund focused on communications. From 1975 through 2010, Mr. Judson was a business law partner at Davis Wright Tremaine in Seattle, Washington. Mr. Judson has a B.A. from Stanford University in economics and an L.L.B. from Stanford Law School. Mr. Judson currently serves as a director of Garrett and Ring Management Inc., Port Blakely Tree Farms, L.P., The Joshua Green Corporation, Sonata Capital, Airbiquity, Welco Lumber, Eden Rock Communications, Opanga and TSK America Co., Ltd. We believe Mr. Judson is well qualified to be on our board of directors due to his leadership skills as evidenced by his significant entrepreneurial expertise, his extensive board memberships and more than 40 years of corporate legal practice providing representation to both large and small companies.

Frank Schneider joined our board of directors in June 2010. From October 2003 to January 2006, Mr. Schneider served as President and Chief Executive Officer of ION Systems, Inc., a privately-held manufacturer of electrostatic management systems. In January 2006, ION Systems was acquired by MKS Instruments, Inc., where Mr. Schneider served as Vice President and General Manager until his retirement in 2009. Prior to these roles, Mr. Schneider was the President and Chief Executive Officer of GHz Technology, Inc., until its merger with Advanced Power Technology, Inc. Subsequent to the merger, Mr. Schneider served as the Chief Operating Officer for the Radio Frequency business unit of that company. Mr. Schneider also serves on the board of directors of Micrel, Incorporated where he serves as a member of the Audit Committee and as chairman of the Compensation Committee, and has served as a member of the advisory board of Neomagic, Inc. and held various management and executive positions with Sharp Electronics Corporation, Philips Semiconductor and Corning Electronics. Mr. Schneider serves as a member of the Compensation Committee of our board of directors. He holds a B.S. in electrical engineering from West Virginia University and an M.B.A. from Northwestern University’s Kellogg School of Business. We believe Mr. Schneider is well qualified to serve on our board of directors due to his leadership skills and industry experience, which he has demonstrated through more than 40 years of management and experience in the semiconductor, electronic component and systems industries.

Executive Officer and Director Compensation

Executive Officer Compensation

The table below sets forth the compensation earned by GigOptix’ Chief Executive Officer and its two other most highly compensated executive officers for the fiscal years ended December 31, 2010 and 2009 whose compensation exceeded $100,000. These individuals are collectively referred to as GigOptix’ named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation	Total
	(b)	(c)	(d)	(f)	(i)	(j)
Dr. Avi Katz	2010	$300,000	$42,000	$1,065,382	$883	$1,408,265
Chairman of the Board of Directors, Chief Executive Officer and President	2009	$326,190	$115,000	$328,064	$912	$770,166
Andrea Betti-Berutto	2010	$187,000	$—	$382,546	$299	$569,845
Senior Vice President and Chief Technology Officer	2009	$203,076	$25,000	$103,682	$312	$332,070
Ron Shelton (2)	2010	$205,700	$—	$233,582	$269	$439,551
Senior Vice President and Chief Financial Officer	2009	$15,032	$—	$—	$23	$15,055

(1)	The amounts in column (f) represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 – Stockholders’ Equity, to GigOptix’ audited financial statements for the fiscal year ended December 31, 2010 incorporated into this prospectus by reference.
(2)	Ron Shelton, GigOptix’ former Chief Financial Officer, resigned from the company as of February 1, 2011.

Narrative Disclosure to Summary Compensation Table

The Summary Compensation Table sets forth the aggregate compensation earned by each of GigOptix’ named executive officers in 2010 and 2009.

The components of executive compensation consist of salary, annual cash bonuses and equity grants. Annual cash bonuses are awarded in the discretion of the Compensation Committee of the board of directors after a review and evaluation of each executive officer’s performance during the year. Equity grants generally consist of stock options, but in the past warrants have also been issued, and are intended to serve as long-term compensation. The Compensation Committee may also authorize special compensation awards in the form of cash or equity grants to recognize extraordinary efforts or results.

Equity awards are generally granted pursuant to the GigOptix, Inc. 2008 Equity Incentive Plan. Equity grants to GigOptix’ executive officers generally vest as to 25% of the underlying award on the one-year anniversary of the grant date and monthly thereafter for a period of three years. However, certain equity awards to GigOptix’ executive officers vest in accordance with certain performance goals being achieved, as discussed in more detail below in the vesting schedules for such equity awards. In the case of stock options and warrants, the exercise price is set at 100% of the fair market value of the underlying common stock on the date of grant.

GigOptix has entered into a standard employment agreement with each of GigOptix’ executive officers, which governs the standard terms of employment as well as provides for certain payments upon termination of employment. GigOptix has entered into an employment agreement with Dr. Avi Katz, GigOptix’ Chief Executive Officer, for the same purpose but with different terms. Both Dr. Katz’s employment agreement and the standard employment agreement are discussed in more detail below under the caption “Employment Arrangements with Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End (2010)

	Option Awards
Name and Principal Position	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Avi Katz	8/1/07	27,500	—	$0.73	8/1/17
Chairman of the Board of Directors, Chief Executive Officer and President	8/1/07	6,875	—	$0.73	8/1/17
	8/1/07	10,312	—	$0.73	8/1/17
	8/1/07	137,500	—	$0.73	8/1/17
	11/6/08	37,048	—	$6.08	7/16/13
	12/17/08	290,669	290,669	$1.10	12/17/18
	3/19/09	34,022	43,742	$0.95	3/19/19
	11/9/09	25,235	67,941	$3.50	11/9/19
	11/9/09	9,973	26,851	$3.50	11/9/19
	3/17/10	—	12,695	$1.95	3/17/20
	3/17/10	—	190,305	$1.95	3/17/20
	3/17/10	—	121,100	$1.95	3/17/20
	3/17/10	—	122,100	$1.95	3/17/20
	3/17/10	—	56,800	$1.95	3/17/20
	10/27/10	—	348,344	$2.40	10/27/20
Andrea Betti-Berutto	8/1/07	44,412	—	$0.73	8/1/17
Senior Vice President and Chief Technology Officer	8/1/07	68,200	—	$0.73	8/1/17
	11/6/08	22,900	—	$6.08	7/16/13
	12/17/08	119,457	119,456	$1.10	12/17/18
	3/19/09	15,761	20,264	$0.95	3/19/19
	11/9/09	10,295	27,716	$3.50	11/9/19
	3/17/10	—	61,500	$1.95	3/17/20
	3/17/10	—	40,000	$1.95	3/17/20
	3/17/10	—	43,000	$1.95	3/17/20
	3/17/10	—	17,500	$1.95	3/17/20
	10/27/10	—	139,554	$2.40	10/27/20
Ron Shelton	3/17/10	—	100,000	$1.95	5/5/11
Senior Vice President and Chief Financial Officer (1)	3/17/10	—	20,000	$1.95	5/5/11
	3/17/10	—	20,000	$1.95	5/5/11
	3/17/10	—	17,000	$1.95	5/5/11
	10/27/10	—	36,744	$2.40	5/5/11

(1)	Ron Shelton, GigOptix’ former Chief Financial Officer, resigned from the company as of February 1, 2011.

Grant Date	Vesting Schedule for Dr. Katz
10/27/10	The vesting of 116,115 shares of the grant of 348,344 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 29,029 shares of the underlying award will vest on July 27, 2011, and an additional 87,086 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 116,115 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 58,057 shares of the underlying award will vest on October 27, 2011, and the remaining 174,172 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

3/17/10	The grant of 203,000 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 121,100 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 122,100 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 56,800 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

11/9/09	The grant of 93,176 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years. The grant of 36,824 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

3/19/09	The grant of 77,764 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

12/17/08	Grant of 581,338 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

11/6/08	Warrant to purchase 37,048 shares was fully vested as of the grant date.

8/1/007	The grant of 137,500 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years, and then 50% of the unvested options were fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation and the other 50% will be vested on 12/31/2009. The grant of 10,313 stock options, which was to vest upon the schedule closing of a financing event, fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation. The grants of 27,500 stock options and 6,875 stock options were fully vested on the grant date.

Grant Date	Vesting Schedule for Mr. Betti-Berutto
10/27/10	The vesting of 46,518 shares of the grant of 139,554 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 11,630 shares of the underlying award will vest on July 27, 2011, and an additional 34,888 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 46,518 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 23,259 shares of the underlying award will vest on October 27, 2011, and the remaining 69,777 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

Grant Date	Vesting Schedule for Mr. Betti-Berutto
3/17/10	The grant of 61,500 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 40,000 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 43,000 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 17,500 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

11/9/09	The grant of 38,011 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

3/19/09	The grant of 36,025 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

12/16/08	The grant of 238,913 stock options vests as to 25% of the underlying award on the one year anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years.

11/6/08	Warrant to purchase 22,900 shares was fully vested as of the grant date.

8/1/07	The grant of 68,200 stock options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the underlying award every month thereafter for three years, and then 50% of the unvested option were fully vested upon the closing of the GigOptix LLC merger with Lumera Corporation and the other 50% will be vested on 12/31/2009. The grant of 44,412 stock options was fully vested on the grant date.

Grant Date	Vesting Schedule for Mr. Shelton
10/27/10	The vesting of 12,248 shares of the grant of 36,744 stock options is subject to GigOptix’ meeting certain financial goals for the first two quarters of 2011, and if these goals are met, then 3,062 shares of the underlying award will vest on July 27, 2011, and an additional 9,186 shares will vest on a monthly basis thereafter over a 39 month period, and if these goals are not met, 116,115 shares of the underlying award will be cancelled; in addition and irrespective of GigOptix’ meeting these certain financial goals, 6,124 shares of the underlying award will vest on October 27, 2011, and the remaining 18,372 shares of the stock options will vest on a monthly basis thereafter over a 36 month period.

3/17/10	The grant of 100,000 stock options vests as to 25% of the underlying award on the first anniversary of the grant date and as to 1/36 of the remaining options every month thereafter for three years. An additional 20,000 options will vest on April 1, 2011 if the average closing price of the GigOptix’ common stock during March 2011 is equal to or greater than $2.50; if not, then these options will be cancelled; an additional 20,000 options will vest on April 1, 2012 if the average closing price of the GigOptix’ common stock during March 2012 is equal to or greater than $3.50; if not, then these options will be cancelled; and an additional 17,000 options will vest on April 1, 2013 if the average closing price of the GigOptix’ common stock during March 2013 is equal to or greater than $5.00; if not, then these options will be cancelled.

Employment Arrangements with Named Executive Officers

GigOptix does not have deferred compensation plans, pension plans or other similar arrangements or plans for GigOptix’ executive officers, except a tax-qualified 401(k) Plan, which is available generally to all of GigOptix’ employees.

On February 3, 2011, GigOptix entered into a new employment agreement with Dr. Katz, GigOptix’ Chief Executive Officer. The term of the agreement is through December 31, 2014, and it establishes his annual salary, bonuses and eligibility for health benefits, among other provisions. The agreement also provides for severance payments under certain circumstances. In the event that he terminates his employment by reason of death or disability, Dr. Katz (or his estate) is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary and continued health benefits (or the cash value in the case of death). If Dr. Katz is terminated without cause (as defined in the agreement) or terminates his employment for good reason (as defined in the agreement), he is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary, a lump sum equal to 18 months of his salary, vesting of 75% of his outstanding unvested equity awards and continued health benefits. In the event of termination in connection with a change in control (as defined in the agreement), Dr. Katz is be entitled to his annual bonus (pro rata based on amount of time employed), three years of his annual salary and bonus, vesting of all of his outstanding unvested equity awards and continued health benefits.

GigOptix has entered into a standard employment agreement with all of GigOptix’ other executive officers. The standard employment agreement sets forth certain provisions regarding annual salary, bonuses and eligibility for health benefits among other provision. According to the terms of the agreement, if the executive officer’s employment terminates because of death or disability, he (or his estate) is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary and continued health benefits (or the cash value in the case of death). In the event of termination by us for reasons other than cause (as defined in the agreement) or termination by the executive officer for good reason (as defined in the agreement), the executive officer is entitled to his annual bonus (pro rata based on amount of time employed), six months of continued salary, vesting of 25% of the executive officer’s outstanding unvested equity awards and continued health benefits. The standard employment agreement has no special provisions for terminations in connection with a change in control.

The GigOptix, Inc. 2008 Equity Incentive Plan contains certain provisions for change in control transactions. In the event of a Covered Transaction (as defined in the plan), the outstanding awards must either be assumed or substituted by the successor company or will be fully accelerated prior to the closing of the Covered Transaction.

Director Compensation

The following table sets forth the compensation earned for services performed for GigOptix as a director by each member of GigOptix’ board of directors, other than any directors who are also GigOptix’ named executive officers, during the fiscal year ended December 31, 2010.

2010 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
C. James Judson	—	$64,683	$64,683
Kimberly D.C. Trapp	—	$59,086	$59,086
Neil J. Miotto	—	$64,683	$64,683
Frank Schneider		$117,036	$117,036
Dr. Joseph J. Vallner (2)	—	$22,387	$22,387

(1)	The amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9, “Stockholders’ Equity ,” to GigOptix’ audited financial statements for the fiscal year ended December 31, 2010 incorporated into this prospectus by reference.
(2)	Dr. Joseph J. Vallner resigned as a member of GigOptix’ board of directors effective June 7, 2010.

As of December 31, 2010, each director held option awards as follows:

Name	Aggregate Number of Shares Underlying Stock Options (#)
C. James Judson	113,125
Kimberly D.C. Trapp	97,001
Neil J. Miotto	106,000
Frank Schneider	65,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

The board of directors has determined that Mr. Judson, Mr. Miotto, Mr. Frank Schneider and Ms. Trapp are “independent” directors.

We use the independence standards set forth by Rule 5605(a)(2) of the Nasdaq Listing Rules. In reviewing the independence of our directors against these standards, we consider relationships and transactions between each director and members of the director’s family with us and our affiliates. Each member of the two standing committees of our board of directors, the Audit Committee and the Compensation Committee, is independent as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules, and each member of the Audit Committee is also independent as defined by Rule 10A-3(b)(1) under the Securities and Exchange Act. We do not have a separately designated nominating committee. Directors are nominated by the independent directors of the board of directors.

Certain Relationships And Related Transactions

As a result of the acquisition of ChipX on November 9, 2009, National Instruments Corporation, a former stockholder of ChipX, currently holds 1,066,265 shares of our common stock or 8.7% of our common stock. We generated revenue of $1.6 million and $231,000 from sales to National Instruments Corporation during the years ended December 31, 2010 and 2009, respectively.

SELLING STOCKHOLDER

We are registering for resale shares of our common stock. We are registering the shares to permit the selling stockholder and its pledgees, donees, transferees and other successors-in-interest that receive its shares from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.” The information included below is based on information that has been provided to us by or on behalf of the selling stockholder. The information assumes all of the shares covered hereby are sold or otherwise disposed of by the selling stockholder pursuant to this prospectus. However, we do not know whether the selling stockholder will in fact sell or otherwise dispose of the shares of common stock listed next to its name below.

The following table sets forth:

•	the name of the selling stockholder,

•	the number of shares of our common stock that the selling stockholder beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the maximum number of shares of our common stock that may be offered for resale for the account of the selling stockholder under this prospectus, and

•

the number and percentage of shares of our common stock to be beneficially owned by the selling stockholder after the offering of the shares (assuming all of the offered shares are sold by the selling stockholder).

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Sold		Shares of Common Stock Beneficially Owned After Offering	Percentage Ownership After Offering
DBSI Liquidating Trust	1,715,161	2,715,161	(2)	—	0.00%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the table below, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 12,374,947 shares of common stock outstanding as of April 28, 2011.
(2)	Includes 1,000,000 shares issuable upon the exercise of a common stock purchase warrant.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock under our amended and restated certificate of incorporation and amended and restated bylaws. This summary is not complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized and Outstanding Capital Stock

We are authorized to issue 51,000,000 shares of capital stock, each with a par value of $0.001, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. There were 12,374,947 shares of common stock outstanding and no shares of preferred stock outstanding as of April 28, 2011.

Notwithstanding the provisions of the DGCL, the number of authorized shares of common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of our outstanding capital stock entitled to vote, voting together as a single class.

Description of Common Stock

Voting Rights

Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of our common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the our common stock, as such, are not entitled to vote on any amendment to the our amended and restated certificate of incorporation (including the certificate of designation of any series of our preferred stock) that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the amended and restated certificate of incorporation (including the certificate of designation of any series of our preferred stock) or pursuant to the DGCL.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, will become entitled to participate in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of its debts and liabilities and after we have paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over our common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends

Dividends may be paid on our common stock and on any class or series of preferred stock entitled to participate with our common stock as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors. Holders of our company’s common stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after we have complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of our preferred stock. Please refer to our “Dividend Policy” on page 21 for a discussion of certain restrictive covenants affecting the payment of dividends contained in our loan and security agreement with Silicon Valley Bank.

Other Rights

Holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Anti-Takeover Effects of Provisions of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of the company. These provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 10 directors;

•	limit the types of persons who may call a special meeting of stockholders; and

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings.

Description of Preferred Stock

Our amended and restated certificate of incorporation authorizes its board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. Our board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time.

The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and we may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of our company, even if such a transaction would be beneficial to the interests of our stockholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to a “non-U.S. holder” (defined below) of the common stock.

This summary:

•	does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor’s particular tax situation;

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” judicial authority and published rulings and administrative pronouncements, each as of the date hereof and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to beneficial owners of common stock who hold their common stock as a “capital asset,” within the meaning of section 1221 of the Code;

•

does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	“controlled foreign corporations” and “passive foreign investment companies”

•	partnerships, other pass-through entities and investors in these entities; and

•	investors that expect to receive dividends or realize gain in connection with the investors’ conduct of a United States trade or business, permanent establishment or fixed base.

•	pension plans;

•	tax-exempt entities;

•	banks, financial institutions and insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	certain trusts;

•	brokers and dealers in securities;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk–reduction or integrated transaction; and

•	persons who hold or receive our common stock as compensation, such as that received pursuant to stock option plans and stock purchase plans.

•

does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the federal gift tax and estate tax.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could materially affect the tax consequences described herein. We have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary of certain United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial holder of our common stock that is neither a “United States person” nor a partnership or entity or arrangement treated as a partnership for United States federal income tax purposes. A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as an association taxable as a corporation, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable the Treasury Regulations to be treated as a United States person for United States federal income tax purposes.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three–year period ending in the current calendar year. The 183–day test is determined by counting all of the days the individual is treated as being present in the current year, one–third of such days in the immediately preceding year and one–sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership holds our common stock, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.

Distributions

Distributions paid to a non-U.S. holder of our common stock will constitute a “dividend” for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the holder’s basis in our common stock, but not below zero, and thereafter would be treated as gain from the sale of our common stock (see “Sale or Taxable Disposition of Common Stock” below).

Subject to the following paragraphs, dividends paid to a non-U.S. holder on our common stock generally will be subject to United States federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of such excess amounts by timely filing a claim for refund with the Internal Revenue Service.

In order to claim the benefit of a reduced rate of or an exemption from withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (a) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed Internal Revenue Service Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a United States person or (b) if our common stock is held through certain non-United States intermediaries, to satisfy the relevant certification requirements of Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a fixed base) are not subject to the withholding tax, provided that, prior to the making of a distribution, the non-U.S. holder so certifies, under penalty of perjury, on a properly executed and delivered Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends would be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person.

Corporate holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

A non–U.S. holder who provides us with an Internal Revenue Service Form W–8BEN or W–8ECI will be required to periodically update such form.

Sale or Taxable Disposition of Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax (including by way of withholding) unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual, a fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the non-U.S. holder’s holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if the holder were a United States person. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduction provided by any applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not, have not been and will not become a “United States real property holding corporation” for United States federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock may be subject to United States federal income tax, including any applicable withholding tax, if either (1) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the applicable period, or (2) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who own or may own more than 5% of our common stock are encouraged to consult their tax advisors with respect to the United States tax consequences of a disposition of our common stock.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of such holder and the amount of tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, at a 28% rate for amounts paid through 2012 (after which the rate will increase to 31% absent legislative change), for dividends paid to such holder unless such holder certifies under penalty of perjury as to non-United States person status (and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to non-United States person status (and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Legislative Developments

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders that own the shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S. -owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2012. Prospective non-U.S. holders should consult their tax advisors regarding this legislation.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non–U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non–U.S. or other tax laws and any applicable income or estate tax treaty.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling stockholder will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will pay other expenses relating to the preparation, updating and filing of this registration statement. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. The selling stockholder may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for the selling stockholder, rather than under this prospectus. There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

In connection with the sale of our common stock or interest therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short position, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transaction with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are deemed to be underwriters will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholder and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, the selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur. We may be indemnified by the selling stockholder against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Nixon Peabody LLP.

EXPERTS

The consolidated financial statements of GigOptix, Inc. as of December 31, 2010 and for the year then ended incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of GigOptix, Inc. as of December 31, 2009 and for the year then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 in the Notes to the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2009, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Endwave Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 included elsewhere in this prospectus have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on the investor relations page of our website at www.gigoptix.com. Information on, or accessible through, our website is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 3, 2011.

•	Our Current Reports on Form 8-K filed with the SEC on January 6, 2011, February 7, 2011, February 8, 2011, February 24, 2011, March 4, 2011, March 30, 2011 and April 8, 2011.

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

GigOptix, Inc.

2300 Geng Road, Suite 250

Palo Alto, CA 94303

(650) 424-1937

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ENDWAVE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Endwave Corporation:

We have audited the accompanying balance sheets of Endwave Corporation and its subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endwave Corporation and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    BURR PILGER MAYER, INC.

San Jose, California

February 24, 2011

ENDWAVE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$7,147	$55,158
Short-term investments	16,380	11,307
Accounts receivable, net of allowance for doubtful accounts of $18 in 2010 and $19 in 2009	2,600	3,009
Inventories	3,719	4,879
Other current assets	554	788

Total current assets	30,400	75,141
Property and equipment, net	2,048	1,796
Other assets	26	179

Total assets	$32,474	$77,116

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,837	$1,726
Accrued warranty	614	1,087
Accrued compensation	626	590
Restructuring liabilities, short-term	431	570
Other current liabilities	320	426

Total current liabilities	3,828	4,399
Restructuring liabilities, long-term	234	638
Other long-term liabilities	124	127

Total liabilities	4,186	5,164

Commitments and contingencies (Note 10)
Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; zero and 300,000 shares issued and outstanding in 2010 and 2009, respectively	—	43,092
Common stock, $0.001 par value; 50,000,000 shares authorized; 9,832,684 and 9,684,756 shares issued and outstanding in 2010 and 2009, respectively	10	10
Additional paid-in capital, common stock	317,291	309,755
Accumulated other comprehensive income (loss)	(1)	15
Accumulated deficit	(289,012)	(280,920)

Total stockholders’ equity	28,288	71,952

Total liabilities and stockholders’ equity	$32,474	$77,116

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
Revenues:
Product revenues	$16,716	$19,502	$38,593
Development fees	—	—	103

Total revenues	16,716	19,502	38,696

Costs and expenses:
Cost of product revenues*	14,002	14,791	26,227
Research and development*	4,607	5,483	6,764
Sales and marketing*	2,154	2,183	3,446
General and administrative*	3,951	5,577	7,531
Restructuring	49	2,408	—

Total costs and expenses	24,763	30,442	43,968

Loss from operations	(8,047)	(10,940)	(5,272)
Interest and other income (expense), net	(45)	209	1,242

Loss from continuing operations before benefit for income taxes	(8,092)	(10,731)	(4,030)
Benefit for income taxes	—	(105)	(66)

Loss from continuing operations	(8,092)	(10,626)	(3,964)
Income (loss) from discontinued operations, net of tax* (Note 11)	—	17,571	(10,787)

Net income (loss)	$(8,092)	$6,945	$(14,751)

Basic net loss per share from continuing operations	$(0.83)	$(1.12)	$(0.43)
Basic net income (loss) per share from discontinued operations	$—	$1.85	$(1.17)
Basic net income (loss) per share	$(0.83)	$0.73	$(1.60)
Diluted net loss per share from continuing operations	$(0.83)	$(1.12)	$(0.43)
Diluted net income (loss) per share from discontinued operations	$—	$1.85	$(1.17)
Diluted net income (loss) per share	$(0.83)	$0.73	$(1.60)
Shares used in computing basic net income (loss) per share	9,774,161	9,526,358	9,211,110
Shares used in computing diluted net income (loss) per share	9,774,161	9,526,358	9,211,110

*	Includes the following amounts related to stock-based compensation:

Cost of product revenues	$(24)	$150	$385
Research and development	36	326	643
Sales and marketing	54	374	626
General and administrative	320	1,135	1,453
Income (loss) from discontinued operations, net of tax	—	355	988

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except for share data)

	Shares of Convertible Preferred Stock	Convertible Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance as of December 31, 2007	300,000	$43,092	9,174,622	$9	$301,946	$(79)	$(6)	$(273,114)	$71,848
Change in unrealized gain on short-term investments	—	—	—	—	—	—	36	—	36
Foreign currency translation adjustment	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	(14,751)	(14,751)

Comprehensive loss									(14,703)
Exercise of stock options	—	—	2,748	—	5	—	—	—	5
Retirement of common stock	—	—	(39,150)	—	(79)	79	—	—	—
Issuance of common stock under employee stock purchase plan	—	—	207,222	—	791	—	—	—	791
Stock-based compensation	—	—	—	—	4,100	—	—	—	4,100

Balance as of December 31, 2008	300,000	43,092	9,345,442	9	306,763	—	42	(287,865)	62,041
Change in unrealized gain on short-term investments	—	—	—	—	—	—	(27)	—	(27)
Net income	—	—	—	—	—	—	—	6,945	6,945

Comprehensive loss									6,918
Exercise of stock options	—	—	198,079	1	330	—	—	—	331
Issuance of common stock under employee stock purchase plan	—	—	141,235	—	317	—	—	—	317
Stock-based compensation	—	—	—	—	2,345	—	—	—	2,345

Balance as of December 31, 2009	300,000	43,092	9,684,756	10	309,755	—	15	(280,920)	71,952
Change in unrealized gain (loss) on short-term investments	—	—	—	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	—	—	—	(8,092)	(8,092)

Comprehensive loss									(8,108)
Exercise of stock options	—	—	83,538	—	172	—	—	—	172
Issuance of common stock under employee stock purchase plan	—	—	64,390	—	129	—	—	—	129
Repurchase of preferred stock	(300,000)	(43,092)	—	—	6,854	—	—	—	(36,238)
Stock-based compensation	—	—	—	—	381	—	—	—	381

Balance as of December 31, 2010	—	$—	9,832,684	$10	$317,291	$—	$(1)	$(289,012)	$28,288

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(8,092)	$6,945	$(14,751)
Income (loss) from discontinued operations	—	17,571	(10,787)

Loss from continuing operations, net of tax	(8,092)	(10,626)	(3,964)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	890	779	595
Stock compensation expense	386	1,985	3,107
Amortization of investments, net	307	328	(43)
Gain on the sale of land and equipment	—	—	(13)
Gain on sale of investments	—	—	(57)
Changes in operating assets and liabilities:
Accounts receivable	409	(462)	4,963
Inventories	1,155	4,724	(308)
Other assets	387	(767)	251
Accounts payable	111	665	(1,675)
Accrued warranty	(473)	(706)	(600)
Accrued compensation, restructuring and other current and long term liabilities	(603)	(18)	117

Net cash provided by (used in) operating activities	(5,523)	(4,098)	2,373

Cash flows from investing activities:
Proceeds from sale of discontinued operations	—	28,000	—
Purchase of ALC Microwave, Inc., net of cash acquired	—	—	(1,027)
Change in restricted cash	—	600	(575)
Purchases of property and equipment	(1,142)	(396)	(1,295)
Proceeds from sale of property and equipment	—	—	74
Purchases of investments	(28,776)	(31,827)	(19,731)
Proceeds on sales and maturities of investments	23,380	31,515	18,482

Net cash provided by (used in) investing activities	(6,538)	27,892	(4,072)

Cash flows from financing activities:
Preferred stock repurchased	(36,238)	—	—
Common stock repurchased	—	—	(356)
Payments on capital leases	(13)	(16)	(23)
Proceeds from exercises of stock options	172	331	5
Proceeds from issuance of common stock	129	317	791

Net cash provided by (used in) financing activities	(35,950)	632	417

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	12

Cash flows from discontinued operations:
Operating activities	—	(2,472)	(2,526)
Investing activities	—	(794)	(1,198)
Financing activities	—	—	—

Net cash used in discontinued operations	—	(3,266)	(3,724)

Net change in cash and cash equivalents	(48,011)	21,160	(4,994)
Cash and cash equivalents at beginning of year	55,158	33,998	38,992

Cash and cash equivalents at end of year	$7,147	$55,158	$33,998

Supplemental disclosure of cash flow information:
Non-cash transactions:
Change in unrealized gain (loss) on investments	$(16)	$(27)	$36

Capitalized stock-based compensation	$(5)	$5	$5

The accompanying notes are an integral part of these consolidated financial statements.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY

Endwave Corporation (“Endwave” or the “Company”) designs, manufactures and markets radio frequency (“RF”), products that enable the transmission, reception and processing of high frequency RF signals. The Company’s products consist of two key product lines, semiconductor devices and integrated transceiver modules:

•

The Company’s semiconductor product line consists of a wide variety of monolithic microwave integrated circuits (“MMICs”), including amplifiers, voltage controlled oscillators, up and down converters, variable gain amplifiers, voltage variable attenuators, fixed attenuators and filters. These types of devices are widely used in telecommunications, satellite, defense, security, instrumentation, scientific and consumer systems. While the Company has developed, produced and sold such devices for several years as components of the Company’s module products. They were first offered for sale as stand-alone products in the latter part of 2009 and they have not yet become a significant source of revenue for the Company.

•

The Company’s integrated transceiver modules combine several electronic functions into a single RF sub-system. Historically, the Company’s main customers for these products have been telecommunication network original equipment manufacturers and system integrators that utilize them in digital microwave radios. More recently the Company has identified and pursued uses for these products in additional product areas; however these alternate applications have not yet become a significant source of revenue for the Company.

On February 4, 2011, Endwave entered into an Agreement and Plan of Merger with GigOptix, Inc. (“GigOptix”), and Aerie Acquisition Corporation, a wholly-owned subsidiary of GigOptix (“Merger Subsidiary”), pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the separate corporate existence of Merger Subsidiary shall cease and Endwave will be the surviving corporation of the merger and a wholly-owned subsidiary of GigOptix. See additional discussion at Note 15, Subsequent Events.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

On April 30, 2009, the Company sold its Defense and Security RF module business to Microsemi Corporation (“Microsemi”). The Company’s financial statements have been presented to reflect the Defense and Security RF module business as a discontinued operation for all periods presented. See additional discussion at Note 11, Discontinued Operations.

The accompanying consolidated financial statements of Endwave include the financial results of its Defense and Security RF module business as a discontinued operation for all periods presented and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

Certain prior year financial statement amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on previously reported total assets, stockholders’ equity or total net income (loss).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s primary customers are telecom original equipment manufacturers (“OEM”) and other systems integrators that integrate the Company’s products into their systems. The Company recognizes product revenues at the time title passes, which is generally upon product shipment and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. After title passes, there are no customer acceptance requirements or other remaining obligations and customers do not have a right of return. Revenues under development contracts are generally recorded on a percentage of completion basis, using project hours as the basis to measure progress toward completing the contract and recognizing revenues. The costs incurred under these development agreements are expensed as incurred and included in research and development expenses.

Warranty

The warranty periods for the Company’s products are between 12 and 30 months from date of shipment. The Company provides for estimated warranty expense at the time of shipment. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, its warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from the estimates, revisions to the estimated warranty accrual and related costs may be required.

Changes in the Company’s accrued warranty during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)
Balance at January 1	$1,087	$2,439
Warranties accrued	403	690
Warranties settled or reversed	(876)	(1,314)
Warranties transferred due to sale of the Defense and Security RF module business	—	(728)

Balance at December 31	$614	$1,087

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for other accounts based on historical collection and write-off experience. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Cash Equivalents and Short-Term Investments

The Company invests its excess cash primarily in highly liquid investment grade investments including: United States treasury notes, United States government agency notes, corporate notes, commercial paper and money market funds. The Company’s cash, cash equivalents and short-term investments are primarily held at three United States banks. The Company’s deposits are generally in excess of federally insured amounts.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. Management has classified the Company’s short-term investments as available-for-sale securities in the accompanying consolidated financial statements. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, net of tax, included in accumulated other comprehensive income (loss) in stockholders’ equity. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to interest income. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income. The cost of securities sold is based on the specific identification method.

Inventory Valuation

Inventories are stated at the lower of standard cost (determined on a first-in, first-out basis) or market (net realizable value). Standard costs approximate average actual costs. The Company makes inventory provisions for estimated excess and obsolete inventory based on management’s assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During 2010 and 2009, the Company recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements and assets acquired under capital lease are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Repairs and maintenance costs are charged to expense as incurred.

Depreciable Life
Software	3 years
Leasehold improvements	2 to 5 years
Machinery and equipment	5 to 7 years

Goodwill, Intangible and Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received.

During the fourth quarter of 2008, the Company determined that indicators of potential impairment were present based on the fair value of the Company’s common stock relative to its book value, revised estimates for future revenues and the continued worsening of the global economy. As a result, the Company assessed the carrying value of acquired goodwill and intangible assets with an indefinite life for impairment. Based on the fair market value of the business and the Company’s discounted future cash flow and revenue projections, the Company recorded non-cash impairment charges of $3.0 million for goodwill and $1.1 million for intangible assets with an indefinite life. These impairment charges are included in discontinued operations.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company reviews long-lived assets for impairment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, or a significant reduction in projected future cash flows.

For long-lived assets used in operations, the Company records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by discounted future cash flows, appraisals, or other methods. For assets to be disposed of other than by sale, impairment losses are measured as the excess of their carrying amount over the salvage value, if any, at the time the assets cease to be used.

During the fourth quarter of 2008, the Company reviewed its long-lived assets for indicators of impairment. Based on reduced estimates of future revenues and future negative cash flow, the Company identified potential indicators of impairment. As a result, the Company compared the fair value of its long-lived assets to their carrying value. Based on the Company’s discounted future cash flow and revenue projections, the Company recorded non-cash impairment charges of $2.1 million for intangible assets with a defined useful life. The impairment charges are included in discontinued operations and represent the excess of the carrying value of these assets over their fair value.

These impairment charges are not expected to result in any future cash expenditures.

Income Taxes

Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has adopted the accounting standard which provides guidance on the provisions of accounting for uncertainty in income taxes. It provides guidance on accounting for uncertainty in income taxes recognized in the consolidated financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the Company’s accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company recognizes stock-based compensation for stock-based awards exchanged for employee services. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company’s stock compensation is accounted for as an equity instrument.

The Company has elected the alternative transition method for calculating the tax effects of stock-based compensation. The alternative transition method provides a simplified method to establish the beginning balance of the additional paid-in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company uses the “with and without” approach to determine the order in which its tax attributes are utilized. The “with and without” approach results in the recognition of the windfall stock option tax benefits after all other tax attributes have been considered in the annual tax accrual computation. The Company will only recognize a benefit from stock-based compensation in paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to it have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on items such as the alternative minimum tax, the research tax credit or the domestic manufacturing deduction through the consolidated statements of operations rather than through paid-in capital.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards also determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statement of operations during the period the related services are rendered.

Research and Development Expenses

Research and development expenses are charged to operating expenses as incurred and consist primarily of salaries and related expenses for research and development personnel, outside professional services, prototype materials, supplies and labor, depreciation for related equipment, allocated facilities costs and expenses related to stock-based compensation.

Concentration of Risk

The Company is potentially subject to significant concentrations of credit risk including cash equivalents, short-term investment, trade receivables and inventories.

The Company sells its products primarily to telecom OEMs and other systems integrators. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and excess and obsolete inventory. Concentrations of credit risk with respect to trade accounts receivable and inventories are due to the low number of entities comprising the Company’s customer base.

For the year ended December 31, 2010, revenues from three customers each accounted for greater than 10% of total revenues and combined they accounted for 93% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 52% of the Company’s total revenues. For the year ended December 31, 2009, revenues from two customers each accounted for greater than 10% of total revenues and combined they accounted for 88% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 70% of the Company’s total revenues. For the year ended December 31, 2008, revenues from Nokia Siemens Networks accounted for 83% of total revenues and no other customer accounted for more than 10% of our total revenues. In addition, the Company has purchased significant inventory balances to support these customers.

In 2010, 2009, and 2008, 76%, 97% and 97%, respectively, of the Company’s total revenues were derived from sales invoiced and shipped to customers outside the United States.

As of December 31, 2010, two customers accounted for 58% and 28%, respectively, of the Company’s accounts receivable. As of December 31, 2009, two customers accounted for 47% and 39%, respectively, of the Company’s accounts receivable.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company designs custom semiconductor devices. However, the Company does not own or operate a semiconductor fabrication facility (a “foundry”) and depends upon a limited number of third parties to produce these components. The Company’s use of various third-party foundries gives it the flexibility to use the process technology that is best suited for each application and eliminates the need for the Company to invest in and maintain its own foundry. The loss of the Company’s relationship with or access to the foundries it currently uses, and any resulting delay or reduction in the supply of semiconductors to the Company, would severely impact the Company’s ability to fulfill customer orders and could damage its relationships with its customers.

The Company also may not be successful in forming alternative supply arrangements that provide a sufficient supply of gallium arsenide devices. Because there are limited numbers of third-party foundries that use the particular process technologies the Company selects for its products and have sufficient capacity to meet its needs, using alternative or additional third-party foundries would require an extensive qualification process that could prevent or delay product shipments and their associated revenues.

Because the Company does not own or control any of these third-party semiconductor suppliers, any change in the corporate structure or ownership of the corporations that own these foundries could have a negative effect on future relationships and the ability to negotiate favorable supply agreements.

The Company outsources the assembly and testing of most of its products to a Thailand facility of HANA Microelectronics Co., Ltd., (“HANA”) a contract manufacturer. The Company plans to continue this arrangement as a key element of its operating strategy. If HANA does not provide the Company with high quality products and services in a timely manner, or terminates its relationship with the Company, the Company may be unable to obtain a satisfactory replacement to fulfill customer orders on a timely basis. In the event of an interruption of supply from HANA, sales of the Company’s products could be delayed or lost and the Company’s reputation could be harmed. The Company’s manufacturing agreement with HANA currently expires in October 2011 but will renew automatically for successive one-year periods unless either party notifies the other of its desire to terminate the agreement at least one year prior to the expiration of the term. In addition, either party may terminate the agreement without cause upon 365 days prior written notice to the other party, and either party may terminate the agreement if the non-terminating party is in material breach and does not cure the breach within 30 days after notice of the breach is given by the terminating party. There can be no guarantee that HANA will not seek to terminate its agreement with the Company.

The Company utilizes a number of customized components that need to be qualified by our customers. This means that components in our products cannot be easily changed without the risks and delays associated with requalification. Accordingly, while a number of the components used in the Company’s products are made by multiple suppliers, the Company may effectively have single source suppliers for some of these components. In addition, the Company currently purchases a number of components from single source suppliers. Any delay or interruption in the supply of these or other components could impair the Company’s ability to manufacture and deliver products, harm the Company’s reputation and cause a reduction in revenues.

Fair Value of Financial Instruments

The amounts reported as cash and cash equivalents, accounts receivable, accounts payable and accrued warranty, compensation and other liabilities approximate fair value due to their short-term maturities. The fair value for the Company’s investments in marketable debt securities is estimated based on quoted market prices. Based upon borrowing rates currently available to the Company for capital leases with similar terms, the carrying value of its capital lease obligations approximates fair value.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following estimated fair value amounts have been determined using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Investments:
Commercial paper	$4,248	$—	$—	$4,248
United States government agencies	11,822	2	(3)	11,821
Corporate securities	311	—	—	311

Total	$16,381	$2	$(3)	$16,380

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Investments:
Commercial paper	$799	$—	$—	$799
United States government agencies	8,759	5	(2)	8,762
Corporate securities	1,734	12	—	1,746

Total	$11,292	$17	$(2)	$11,307

At December 31, 2010, the Company had $16.4 million of short-term investments with maturities of less than one year and no long-term investments.

At December 31, 2010, the Company had unrealized losses of $3,000 related to $8.3 million of investments in United States government agencies securities. These securities were in an unrealized loss position for a period of less than one year.

The investments mature through 2011 and the Company believes that it has the ability and intent to hold these investments until the maturity date. Realized gains were $57,000 for the year ended December 31, 2008. Realized gains and losses were insignificant for the years ended December 31, 2010 and 2009.

The Company reviews its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s intent and ability not to sell the investment for a period of time sufficient to allow for any anticipated recovery in market value. If the Company believes the carrying value of an investment is in excess of its fair value, and this difference is other-than-temporary, it is the Company’s policy to write down the investment to reduce its carrying value to fair value.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Balance as of December 31, 2010	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash equivalents:
Money market funds	$2,911	$2,911	$—
Commercial paper	2,454	—	2,454
Corporate bond	250	—	250
Short-term investments:
Commercial paper	4,248	—	4,248
United States government agencies	11,821	—	11,821
Corporate securities	311	—	311

Total	$21,995	$2,911	$19,084

Liabilities:	$—	$—	$—

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Balance as of December 31, 2009	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash equivalents:
Money market funds	$54,097	$54,097	$—
Short-term investments:
Commercial paper	799	—	799
United States government agency	8,762	—	8,762
Corporate securities	1,746	—	1,746

Total	$65,404	$54,097	$11,307

Liabilities:	$—	$—	$—

The Company’s financial assets and liabilities are valued using market prices on both active markets (Level 1) and less active markets (Level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily-available pricing sources for comparable instruments. As of December 31, 2010, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (Level 3).

For the years ended December 31, 2010 and 2009, the Company did not have any significant transfers of investments between Level 1 and Level 2.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Transactions

The U.S. dollar is the functional currency for the Company’s foreign operations. In consolidation, monetary assets and liabilities denominated in non-U.S. currencies, such as cash and payables, have been remeasured to the U.S. dollar using the current exchange rate. Non-monetary assets and liabilities and capital accounts denominated in non-U.S. currencies have been remeasured to the U.S. dollar using the historical exchange rate. Expense items relating to monetary assets denominated in non-U.S. currencies have been remeasured to the U.S. dollar using the average exchange rate for the period. Gains and losses from intercompany transactions and balances for which settlement is not planned or anticipated in the foreseeable future are accumulated as a separate component of stockholders’ equity. All other gains and losses resulting from foreign currency translation and transactions denominated in currencies other than the U.S. dollar are included in operations and have been immaterial for all periods presented.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains and losses on its available-for-sale securities and gains and losses resulting from foreign exchange translations represent the only components of comprehensive income (loss) excluded from the reported net income (loss) and are displayed in the statements of stockholders’ equity.

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	December 31,
	2010	2009
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	$—	$—
Unrealized gain (loss) on investments	(1)	15

Total	$(1)	$15

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include convertible preferred stock, warrants to purchase convertible preferred stock, stock options to purchase common stock, unvested restricted stock units and shares to be purchased in connection with the Company’s employee stock purchase plan.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been anitdilutive:

	Year Ended December 31,
	2010	2009	2008
Convertible preferred stock	—	3,000,000	3,000,000
Stock options to purchase common stock	1,228,187	1,010,561	3,008,917
Unvested restricted stock units	204,800	—	—
Warrant to purchase convertible preferred stock	—	—	900,000
Shares issuable under the employee stock purchase plan	30,012	46,113	128,589

In 2010, 2009 and 2008, basic and diluted net loss per share is the same due to the Company’s loss from continuing operations.

Advertising Costs

The Company expenses all advertising costs as incurred and the amounts were not material for any of the periods presented.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new standards for fair value measurement and disclosures. These new standards require disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. These standards were required to be adopted in the first quarter of 2010. The Company adopted these standards which did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued new standards which amend the subsequent event disclosure requirements for public company filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. These standards were effective upon issuance and did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued new standards which amend the receivable disclosure requirements, including the credit quality of financing receivables and the allowance for credit losses. These standards require additional disclosures that will facilitate financial statement user’s evaluation of the nature of credit risk inherent in financing receivables, how that risk is analyzed in arriving at the allowance for credit losses, and the reason for any changes in the allowance for credit losses. These new standards are required to be adopted for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted these standards which did not have a material impact on the Company’s consolidated financial statements.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INVENTORIES

Inventories comprised the following at December 31 (in thousands):

	2010	2009
Raw materials	$3,221	$4,046
Work in process	149	292
Finished goods	349	541

Total	$3,719	$4,879

During 2010 and 2009, the Company recorded $1.8 million and $878,000, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

NOTE 4—NOTE RECEIVABLE

During the third quarter of 2008, the Company was issued a note receivable by one of its customers, Allgon Microwave Corporation AB (“Allgon”), which previously failed to meet the terms of its account payable to the Company. The note was in the principal amount of $545,000, with payments of $25,000 due on a weekly basis. The note was to be paid in full by the end of the first quarter of 2009.

During the third and fourth quarters of 2008, Allgon made the first five payments under the note. However, during the fourth quarter of 2008, Allgon went in default on the note and filed for bankruptcy protection. At the time of default, the note receivable balance was $420,000. Based on Allgon’s bankruptcy liquidation and the related estimates of payments to Allgon’s creditors, the Company reserved 100% or $420,000 of the remaining balance of the note receivable.

Subsequent to Allgon’s default on the note receivable, the Company filed a complaint alleging that Allgon’s parent company, Advantech Advanced Microwave Technologies Inc. of Montreal, Canada (“Advantech”), had breached its contractual obligations with the Company and owes the Company $994,500, including the note receivable, purchased inventory and authorized and accepted purchase orders resulting in shippable finished goods. See additional discussion at Note 10, Commitments and Contingencies.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31 (in thousands):

	2010	2009
Machinery and equipment	$9,276	$8,135
Software	1,065	1,064
Leasehold improvements	605	605

	10,946	9,804
Less accumulated depreciation	(8,898)	(8,008)

Property and equipment, net	$2,048	$1,796

During the first quarter of 2009, the Company occupied a lease in Salem, New Hampshire. For this property, the Company capitalized $99,000 of leasehold improvements that will be depreciated over the remaining life of the lease ending in 2013.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the third quarter of 2006, the Company moved its corporate headquarters to San Jose, California. For this property, the Company capitalized $496,000 of leasehold improvements that will be depreciated over the remaining life of the lease ending in 2011.

During the second quarter of 2004, the Company finalized the sale of its land and buildings located in Diamond Springs, California. The Company received $4.3 million for the land and buildings, net of related closing costs and legal fees. The net book value of the property on the date of sale was $3.5 million. At the time of the closing, the Company entered into a five-year operating lease with the new owner for one of the buildings. As a result of the sale-leaseback transaction, the Company recognized a gain of $770,000 on a straight-line basis over the term of the lease, which expired in June 2009. Deferred gain recognized on the sale-leaseback was approximately $76,000 and $154,000 for the years ended December 31, 2009 and 2008, respectively, and is included in interest and other income, net in the consolidated statements of operations. There was no such deferred gain in 2010.

At December 31, 2010, the Company had $36,000 of capital leased equipment with an accumulated depreciation of $34,000, which is included in machinery and equipment. At December 31, 2009, the Company had $36,000 of capital leased equipment with an accumulated depreciation of $25,000, which is included in machinery and equipment.

NOTE 6—SEGMENT DISCLOSURES

The Company operates in a single business segment. Although the Company sells to customers in various geographic regions throughout the world, the end users may be located elsewhere. The Company’s total revenues by billing location for the years ended December 31 were as follows (in thousands):

	2010		2009		2008
United States	$4,015	24.0%	$605	3.1%	$1,064	2.7%
Finland	10	0.1%	9,997	51.3%	31,266	80.8%
Germany	8,451	50.6%	3,567	18.3%	—	0.0%
Hungary	855	5.1%	1,595	8.2%	1,223	3.2%
Slovakia	2,908	17.4%	3,478	17.8%	3,288	8.5%
Rest of the world	477	2.8%	260	1.3%	1,845	4.8%

Total	$16,716	100.0%	$19,502	100.0%	$38,686	100.0%

For the year ended December 31, 2010, revenues from three customers each accounted for greater than 10% of total revenues and combined they accounted for 93% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 52% of the Company’s total revenues. For the year ended December 31, 2009, revenues from two customers each accounted for greater than 10% of total revenues and combined they accounted for 88% of the Company’s total revenues, the largest of which was Nokia Siemens Networks which accounted for 70% of the Company’s total revenues. For the year ended December 31, 2008, revenues from Nokia Siemens Networks accounted for 83% of total revenues and no other customer accounted for more than 10% of our total revenues. In addition, the Company has purchased significant inventory balances to support these customers.

At December 31, 2010, 45% and 55% of the Company’s net book value of its long-lived assets were located in the United States of America and Thailand, respectively. At December 31, 2009, 70% and 30% of the Company’s net book value of its long-lived assets were located in the United States of America and Thailand, respectively.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—STOCK-BASED COMPENSATION

Stock Option Exchange

2009 Exchange Offer

On August 11, 2009, the Company filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The tender offer related to an offer by the Company to certain optionholders to exchange some or all of their outstanding stock option grants to purchase shares of the Company’s common stock granted under the Company’s 2007 Equity Incentive Plan with an exercise price per share greater than $5.00 for new option grants at an exchange ratio of three old options for one new option. The exchange offer was made to employees and directors of the Company who, as of the date the exchange offer commenced, were actively employed and held 1,570,938 eligible options. The exchange offer expired on September 9, 2009. 1,559,113 options participated in the exchange offer and were exchanged for 519,624 new options. The new options primarily have a two-year vesting period. All new options have an exercise price of $2.53 per share, the closing price of the Company’s common stock on September 10, 2009.

The exchange of original options for new options was treated as a modification of the original options. As such, the Company will continue to incur compensation cost for the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification, reflecting the current facts and circumstances on the modification date, over the expected term of the new options. Since the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification was immaterial, the $661,000 value of the options is primarily due to the carry-forward value of the old options into the new options.

2008 Exchange Offer

On January 4, 2008, the Company filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The tender offer related to an offer by the Company to certain optionholders to exchange some or all of their outstanding stock option grants under the Company’s 2007 Equity Incentive Plan with an exercise price per share greater than or equal to $21.47 for new option grants. The exchange offer was made to employees and directors of the Company who, as of the date the exchange offer commenced, were actively employed by or otherwise providing services to the Company and held eligible option grants. The exchange offer expired on February 6, 2008. A total of 331,950 stock options were eligible to participate in the exchange offer and a total of 327,921 options were exchanged. The exercise price of the new option grants was $6.59, the closing price of the Company’s common stock on February 7, 2008.

The exchange of original options for new options was treated as a modification of the original options, As such, the Company will continue to incur compensation cost for the incremental difference between the fair value of the new options and the fair value of the original options immediately before modification, reflecting the current facts and circumstances on the modification date, over the expected term of the new options. The incremental value related to the Exchange Offer was $607,000 prior to forfeitures.

Stock Based Compensation

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company’s stock compensation is accounted for as an equity instrument.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of recording stock-based compensation for the years ended December 31 was as follows (in thousands, except per share data):

	Year Ended December 31,
	2010	2009	2008
Stock-based compensation expense by type of award:
Employee stock options and restricted stock units	$511	$2,166	$3,434
Employee stock purchase plan	(130)	179	666
Amounts capitalized into inventory during the year	(6)	(46)	(65)
Amounts capitalized as inventory and expensed	11	41	60

Total stock-based compensation	386	2,340	4,095
Tax effect on stock-based compensation	—	—	—

Total stock-based compensation expense	$386	$2,340	$4,095

Impact on basic and diluted net income (loss) per share	$(0.04)	$(0.25)	$(0.44)

For the compensation cost in connection with the Company’s employee stock purchase plan for the year ended December 31, 2010, the Company recognized a benefit of $130,000 due to actual contributions being less than expected contributions for the offering period due to forfeitures.

During the year ended December 31, 2010, the Company granted options to purchase 387,900 shares of its common stock with an estimated total grant date fair value of $564,000. Of this amount, the Company estimated that the stock-based compensation for the awards not expected to vest was $94,000.

During the year ended December 31, 2010, the Company granted restricted stock units to purchase 218,000 shares of its common stock with an estimated total grant date fair value of $583,000. Of this amount, the Company estimated that the stock-based compensation for the awards not expected to vest was $65,000. The Company did not grant restricted stock units during the years ended December 31, 2009 and 2008.

During the year ended December 31, 2009, the Company granted options to purchase 1,082,924 shares of common stock, including 519,624 options granted as part of the 2009 exchange offer noted above. The 519,624 options granted as part of the 2009 exchange offer had an estimated total grant-date fair value of $661,000 or $1.27 per option. The remaining 563,300 options had an estimated total grant-date fair value of $596,000 or $1.06 per option. The total estimated grant-date fair value of all 1,082,924 options granted was $1.3 million. Of this amount, the Company estimated that the stock-based compensation expense of the awards not expected to vest was a total of $274,000.

During the three months ended June 30, 2009, the Company fully accelerated the vesting of 165,600 options in connection with the closing of the Microsemi transaction and certain restructuring activities. The Company recorded additional stock-based compensation expense of $66,000 relating to the incremental value of the fully vested modified awards.

During the three months ended December 31, 2009, the Company fully accelerated the vesting of 223,352 options in connection with certain restructuring activities. The Company recorded additional stock-based compensation expense of $164,000 relating to the incremental value of the fully vested modified awards.

During the year ended December 31, 2008, the Company granted options to purchase 1,025,821 shares of common stock, including 327,921 options granted as part of the 2008 exchange offer noted above. The 327,921 options granted as part of the 2008 exchange offer had an estimated total grant-date fair value of $607,000 or

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.85 per option. The remaining 697,900 options had an estimated total grant-date fair value of $2.2 million or $3.20 per option. The total estimated grant-date fair value of all 1,025,821 options granted was $2.8 million. Of this amount, the Company estimated that the stock-based compensation expense of the awards not expected to vest was a total of $810,000.

As of December 31, 2010, the unrecorded stock-based compensation balance related to all stock options was $392,000, net of estimated forfeitures, and will be recognized over an estimated weighted-average employee service period of 1.3 years. As of December 31, 2010, the unrecorded stock-based compensation balance related to all restricted stock units was $290,000, net of estimated forfeitures, and will be recognized over an estimated weighted-average employee service period of 1.1 years. As of December 31, 2010, the unrecorded deferred stock-based compensation balance related to the stock purchase plan was $97,000 and will be recognized over an estimated weighted average employee service period of 0.5 years.

Valuation Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the graded-vesting method with the following weighted-average assumptions:

	Year Ended December 31,
	2010	2009	2008
Stock Option Plans
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	69%	70%	70%
Risk free interest rate	0.51 - 2.43%	1.43 - 2.53%	1.80 – 3.39%
Expected life of options in years	4.6 years	4.1 years	3.6 years

The fair value of shares under the employee stock purchase plan is estimated using the Black-Scholes valuation model and the graded-vesting method with the following weighted average assumptions:

	Year Ended December 31,
	2010	2009	2008
Employee Stock Purchase Plan
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	51%	51%	51%
Risk free interest rate	0.18 – 1.06%	0.16 – 0.95%	1.61 – 4.74%
Expected life of options in years	1.2 years	1.2 years	1.1 - 1.2 years

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and other factors. The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded Treasury securities for terms equal to the expected term of the options. The expected term calculation is based on the Company’s observed historical option exercise behavior and post-vesting forfeitures of options by employees.

The weighted average grant date fair value for options granted during 2010, 2009, and 2008 was $1.45, $1.16, and $2.77, per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, 2008 was $55,000, $145,000, $7,000, respectively.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average grant date fair value of purchase rights granted under the employee stock purchase plan during the year was $0.72, $0.59, $1.17, for 2010, 2009, and 2008, respectively.

NOTE 8—STOCKHOLDERS’ EQUITY

Preferred Stock and Warrant Purchase Agreement

The Company had 5,000,000 shares of convertible preferred stock authorized as of December 31, 2010 and 2009.

In April 2006, the Company entered into a purchase agreement with Oak Investment Partners XI, Limited Partnership (“Oak”). Pursuant to the purchase agreement, Oak purchased 300,000 shares of the Company’s Series B preferred stock, par value $0.001 per share, for $150 per preferred share, or a total of $45.0 million. The preferred shares were convertible initially into 3,000,000 shares of common stock, for an effective purchase price of $15 per common share equivalent. The Company also issued Oak a warrant granting Oak the right to purchase an additional 90,000 shares of Series B preferred stock at an exercise price of $150 per share. The warrant expired on April 24, 2009. The Company received net proceeds of $43.1 million from the sale of the Series B preferred stock and the warrant after the payment of legal fees and other expenses, including commissions.

On January 21, 2010, the Company repurchased all 300,000 outstanding shares of its preferred stock held by Oak for $120 per share, or a total of $36.0 million in cash. The total cost of the repurchase was $36.2 million, which included fees and expenses. The 300,000 outstanding shares represented 3,000,000 shares of Endwave common stock on an as-converted basis. Such shares had entitled Oak to a liquidation preference equal to its original investment of $45.0 million before any proceeds from a liquidation or sale of the Company would have been paid to the holders of Endwave’s common stock. In connection with the share repurchase, Eric Stonestrom, Oak’s designee to Endwave’s board of directors, resigned from the board of directors.

Since the Company repurchased the preferred stock for official retirement, the excess of the stated value, $43.1 million, over the effective repurchase price of $36.2 million was credited to additional paid-in capital.

Common Stock

At December 31, 2010, the Company had reserved 4,574,072 shares of common stock for issuance in connection with its stock option plans, and 446,473 shares in connection with its employee stock purchase plan.

Employee Stock Purchase Plan

In October 2000, the Company established the Endwave Corporation Employee Stock Purchase Plan (“Purchase Plan”). All employees who work a minimum of 20 hours per week and are customarily employed by the Company (or an affiliate thereof) for at least five months per calendar year are eligible to participate. Employees may purchase shares of common stock through payroll deductions of up to 15% of their earnings with a limit of 3,000 shares per purchase period under the Purchase Plan. The price paid for the Company’s common stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Company’s common stock on the date of commencement of participation by an employee in an offering under the Purchase Plan or the date of purchase.

During 2010, there were 64,390 shares issued under the Purchase Plan at a weighted average price of $2.01 per share. During 2009, there were 141,235 shares issued under the Purchase Plan at a weighted average price of $2.25 per share. During 2008, there were 207,222 shares issued under the Purchase Plan at a weighted average price of $3.82 per share.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plans

The Company’s 2000 Stock Option Plan (the “2000 Plan”) was adopted in March 2000, amended in July 2000, and in July 2007 was succeeded by the 2007 Equity Incentive Plan. All shares reserved for issuance under the 2000 Plan were carried over into the 2007 Plan.

The Company’s 2007 Equity Incentive Plan (the “2007 Plan”) was adopted in July 2007 as the successor and continuation of the 2000 Plan and provides for the issuance of options to purchase common stock to directors, employees, and consultants. The 2007 Plan provides for annual reserve increases to the number of authorized shares beginning January 1, 2008 through January 1, 2012. Under the 2007 Plan, incentive stock options are granted under the plan at exercise prices not less than fair value and non-statutory stock options are granted at an exercise price not less than 85% of the fair value on the date of grant, as determined by the closing sales price of the Company’s common stock. Options granted under the 2007 Plan generally have a ten-year term. Options vest and become exercisable as specified in each individual’s option agreement, generally over a two to four year period. Subject to approval by the Company’s board of directors, options may be exercised early; however, in such event the unvested shares are subject to a repurchase option by the Company upon termination of the individual’s employment or services. As of December 31, 2010, the 2007 Plan provides for the issuance of up to 1,432,987 shares of common stock to directors, employees and consultants upon the exercise of options outstanding.

The Company’s 2000 Non-Employee Directors’ Stock Option Plan (“Director Plan”) was adopted in October 2000 and terminated in October 2010, such that no further options could be granted thereunder. No options remain outstanding in the 2000 Director Plan.

The Company granted restricted stock units to non-employee directors to purchase 30,000 shares of the Company’s common stock under the 2007 Plan for the year ended December 31, 2010.

The Company granted options to non-employee directors to purchase 117,143 and 60,000 shares of the Company’s common stock under the 2007 Plan for the years ended December 31, 2009 and 2008, respectively.

The Company’s equity incentive program is a broad-based, long-term retention program designed to align stockholder and employee interests. Upon exercise of stock options, the Company issues shares from the shares reserved under the Company’s stock option plans.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity under the equity incentive plans for the indicated periods:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2007	2,465,436	1.91
Options granted	1,025,821	6.44
Options exercised	(2,748)	1.90
Options cancelled	(479,592)	23.66

Outstanding at December 31, 2008	3,008,917	9.23

Options granted	1,082,924	2.21
Options exercised	(198,079)	1.67
Options cancelled	(2,883,201)	9.54

Outstanding at December 31, 2009	1,010,561	2.31
Options granted	387,900	2.61
Options exercised	(83,538)	2.06
Options cancelled	(86,736)	2.81

Outstanding at December 31, 2010	1,228,187	$2.39	6.88	$155

Options vested and exercisable and expected to be exercisable at December 31, 2010	1,172,967	$2.39	6.77	$151
Options vested and exercisable at December 31, 2010	681,146	$2.35	5.23	$110

The following table summarizes information concerning outstanding and exercisable options:

Options Outstanding at December 31, 2010				Options Vested and Exercisable At December 31, 2010
Range of Exercise Price	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Shares	Weighted- Average Exercise Price
$ 0.76 - $ 1.21	11,183	$1.13	2.00	11,183	$1.13
$ 1.81 - $ 1.81	271,026	$1.81	5.46	175,036	$1.81
$ 1.93 - $ 2.32	129,209	$2.19	7.39	42,602	$1.93
$ 2.40 - $ 2.40	43,000	$2.40	8.58	15,937	$2.40
$ 2.53 - $ 2.53	453,269	$2.53	6.15	342,825	$2.53
$ 2.55 - $ 2.55	30,300	$2.55	8.34	30,112	$2.55
$ 2.65 - $ 2.65	252,444	$2.65	9.04	48,480	$2.65
$ 2.92 - $13.23	37,756	$4.00	7.92	14,971	$5.10

	1,228,187	$2.39	6.88	681,146	$2.35

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the restricted stock unit activity for the indicated periods:

	Number of Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2009	—	$0.00
Awarded	218,000	2.67
Released	—	0.00
Forfeited	(13,200)	2.61

Outstanding at December 31, 2010	204,800	$2.68	0.68	$467

At December 31, 2010, the Company had 193,765 restricted stock units vested and expected to vest with a weighted average remaining contractual term of 0.67 years and an aggregate intrinsic value of $442,000.

At December 31, 2010, the Company had 4,574,072 options available for grant under its stock option plans. For the year ended December 31, 2010, 62 options expired.

At December 31, 2009 and 2008, options to purchase 439,125 and 1,585,385 shares of common stock were exercisable at weighted average exercise prices of $2.24 and $9.77 per share, respectively.

NOTE 9—RESTRUCTURING

During the first quarter of 2009, the Company undertook certain restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $1.2 million and all cash payments have been made. Of this amount, approximately $182,000 has been included in the discontinued operations line item on the consolidated statements of operations.

During the second quarter of 2009, the Company undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $243,000 and all cash payments have been made. Of this amount, approximately $39,000 has been included in the discontinued operations line item on the consolidated statements of operations.

During the fourth quarter of 2009, the Company undertook certain additional restructuring activities, including the departure of a senior executive, to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with employee terminations. The net charge for these restructuring activities was $1.2 million. The remaining restructuring liability of $665,000 at December 31, 2010 is expected to be substantially paid by the end of the third quarter of 2012.

During the third quarter of 2010, the Company undertook certain additional restructuring activities to reduce expenses. The components of the restructuring charge included severance, benefits, payroll taxes and other costs associated with an employee termination. The net charge for these restructuring activities was $63,000 and all cash payments have been made.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in all of the Company’s restructuring liabilities discussed are summarized as follows (in thousands):

	2010	2009
	(In thousands)
Balance at January 1	$1,208	$—
Restructuring charge	63	2,705
Cash payments	(638)	(1,421)
Imputed interest	46	—
Restructuring charge adjustment	(14)	(76)

Balance at December 31	$665	$1,208

At December 31, 2010, $431,000 and $234,000 of accrued restructuring charges are included in current liabilities and long-term liabilities, respectively, on the consolidated balance sheet. At December 31, 2009, $570,000 and $638,000 of accrued restructuring charges are included in current liabilities and long-term liabilities, respectively, on the consolidated balance sheet. The restructuring liability related to a senior executive was recorded at its fair value based on an assumed interest rate of 5.0%, which represents the current market rate of interest at which the Company could borrow, due to the long-term nature of the liability.

The Company will recognize interest expense associated with amortizing the $77,000 discount on this liability over the 30 month term of the restructuring payout. During the year ended December 31, 2010, the Company recognized interest expense of $46,000. The amount related to 2009 was insignificant.

The Company’s restructuring estimates will be reviewed and revised quarterly and may result in an increase or decrease to restructuring charges. During the first quarter of 2010, the Company recorded a $14,000 positive adjustment as a result of lower benefit charges in connection with the first quarter 2009 restructuring plan than were originally anticipated.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office, manufacturing and design facilities in San Jose, California, Chiang Mai, Thailand, Salem, New Hampshire and Folsom, California under non-cancelable lease agreements, which expire in various periods through November 2013. Rent expense under the operating leases was approximately $675,000, $692,000 and $616,000 for the years ended December 31, 2010, 2009 and 2008 respectively.

Future annual minimum lease payments under non-cancelable operating leases with initial terms of one year or more as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,
2011	$443
2012	178
2013	117

Total	$738

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future annual minimum lease payments under non-cancelable capital leases as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,
2011	$2
Less amount representing interest	—

Present value of future minimum lease payments	2
Less current portion	2

Long-term portion	$—

The amounts due under capital leases are included in other current and long-term liabilities on the consolidated balance sheet.

Purchase Obligations

The Company has purchase obligations to certain suppliers. In some cases the products the Company purchases are unique and have provisions against cancellation of the order. At December 31, 2010, the Company had approximately $1.4 million of purchase obligations which are due within the following 12 months. This amount does not include contractual obligations recorded on the consolidated balance sheets as liabilities.

Contingencies

On October 31, 2008, the Company filed a complaint with the Canadian Superior Court in Montreal, Quebec alleging that Advantech, the parent company of Allgon Microwave Corporation AB, had breached its contractual obligations with Endwave and owes the Company $994,500 in a note receivable, purchased inventory and accepted purchase orders. The Company cannot predict the outcome of these proceedings. An adverse decision in these proceedings could harm the Company’s consolidated financial position and results of operations. Other than the complaint against Advantech, the Company is not currently a party to any material litigation.

NOTE 11—DISCONTINUED OPERATIONS

On April 30, 2009, the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Microsemi, pursuant to which Microsemi purchased the Company’s Defense and Security RF module business including all of the outstanding capital stock of Endwave Defense Systems, Incorporated (“EDSI”). As consideration, Microsemi assumed certain liabilities associated exclusively with the Defense and Security RF module business, including the Company’s building lease in Folsom, California, and paid $28.0 million in cash. The Purchase Agreement contains representations and warranties as to the Defense and Security RF module business that survive for two years following the closing. In connection with the transaction, the Company entered into an indemnification agreement pursuant to which the Company agreed to indemnify Microsemi for environmental, product liability and intellectual property infringement claims related to the Company’s operation of the Defense and Security RF module business prior to the closing date, as well as for any other excluded liability, and Microsemi agreed to indemnify the Company for any claims related to the operation of the Defense and Security RF module business following the closing date and for any other assumed liability, subject in some cases to a customary deductible and limitation on maximum damages.

Concurrently with the closing of the acquisition, the Company entered into a transition services agreement and an employee transition services agreement with Microsemi pursuant to which the Company agreed to provide to Microsemi for a limited period of time certain transitional services, including accounting, human resources, information technology and product supply services.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company classified the results of the Defense and Security RF module business as a discontinued operation in the Company’s consolidated statements of operations for all periods presented. The results of operations for the Defense and Security RF module business classified as discontinued operations are as follows (in thousands):

	2009	2008
Revenues of discontinued operations	$5,313	$19,558

Loss from discontinued operations	(2,028)	(10,787)
Gain on sale of discontinued operations, net of tax	19,599	—

Net income (loss) from discontinued operations, net of tax	$17,571	$(10,787)

The $19.6 million gain on sale of discontinued operations, net of tax, included the following: $28.0 million of cash received from Microsemi offset by $647,000 of deal fees, $9.1 million of assets transferred to Microsemi and $1.3 million of liabilities assumed by Microsemi.

NOTE 12—INCOME TAXES

Consolidated loss before income tax expense (benefit) includes non-U.S. loss of approximately $904,000, $804,000 and $853,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company recorded a current tax benefit of $0, $105,000 and $66,000 for year ended December 31, 2010, 2009 and 2008, respectively.

	Years Ended December 31,
	2010	2009	2008
Current income tax expense (benefit):
Federal	$—	$(105)	$(57)
State	—	—	(9)

	—	(105)	(66)

Deferred income tax expense (benefit):
Federal	—	—	—
State	—	—	—

	$—	$(105)	$(66)

As of December 31, 2010, the Company had a federal net operating loss carryforward of approximately $205.6 million. The Company also had federal research and development tax credit carryforwards of approximately $2.2 million. These net operating loss and credit carryforwards are currently expiring and will continue to do so through 2030, if not utilized.

As of December 31, 2010, the Company had a state net operating loss carryforward of approximately $82.2 million. The net operating losses will begin expiring in 2012, if not utilized. The Company also has state research and development tax credit carryforwards and miscellaneous credit carryforwards of approximately $2.4 million. The credits will carryforward indefinitely, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities for federal and state income taxes are as follows at December 31 (in thousands):

	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$67,593	$65,302
Net research credit	1,826	1,830
Other	6,437	7,422

Total deferred tax assets	75,856	74,554
Valuation allowance for deferred tax assets	(75,856)	(74,554)

Net deferred tax assets (liabilities)	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been offset by a valuation allowance. The valuation allowance increased by $1.3 million during 2010, decreased by $7.9 million during 2009 and increased by $3.9 million during 2008, respectively.

The Company is tracking the portion of its deferred tax assets attributable to stock option benefits in a separate memo account. Therefore, these amounts are no longer included in our gross or net deferred tax assets. The benefit of these stock options will only be recorded to equity when they reduce cash taxes payable. As of December 31, 2010, the Company had federal and state net operating loss carryforwards being accounted for in this memo account of $22.4 million.

The Company’s income tax expense (benefit) differed from the amount computed by applying the statutory U.S. federal income tax rate to the loss before income taxes as follows (in thousands):

	2010	2009	2008
	(In thousands)
Expense (benefit) from income taxes at statutory rate	$(2,834)	$2,394	$(5,186)
State taxes	—	—	(9)
Losses for which no benefit is taken	2,920	1,380	3,757
Non-deductible stock compensation	—	68	295
Sale of discontinued operation	—	(3,646)	—
Goodwill impairment	—	—	1,045
Other	(86)	(301)	32

Total	$—	$(105)	$(66)

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate changes in the balance of gross unrecognized tax benefits during the year were as follows (in thousands):

Total
(In thousands)
Balance at December 31, 2007	$2,617
Increases related to current year tax positions	54
Increases related to prior year tax positions	37
Decreases related to prior year tax positions	—

Balance at December 31, 2008	2,708
Increases related to current year tax positions	95
Increases related to prior year tax positions	34
Decreases related to prior year tax positions	(330)

Balance at December 31, 2009	2,507
Increases related to current year tax positions	64
Increases related to prior year tax positions	17
Decreases related to prior year tax positions	(67)

Balance at December 31, 2010	$2,521

If the ending balance of $2.5 million of unrecognized tax benefits at December 31, 2010 were recognized, approximately $124,000 would affect the effective income tax rate. In accordance with the Company’s accounting policy, it recognizes interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the Company had no accrued interest and/or penalties. The Company does not anticipate a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

The Company files U.S. federal and state income tax returns. Tax years 1994 through 2010 remain subject to examination by the appropriate government agencies due to tax loss carryovers from those years.

NOTE 13—401(K) PLAN

Substantially all U.S. regular employees of the Company meeting certain service requirements are eligible to participate in the Company’s 401(k) employee retirement plan. Employee contributions are limited to the maximum amount allowed under the Internal Revenue Code. The Company may match contributions based upon a percentage of employee contributions up to a maximum of 4% of employee compensation. Company contributions under these plans were $0, $71,000 and $281,000 for 2010, 2009 and 2008, respectively. During 2009, the Company suspended its match of contributions.

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2010:
Total revenues	$4,834	$3,753	$4,058	$4,071
Cost of product revenues	3,391	4,036	3,169	3,406
Net loss (1)	(1,283)	(2,814)	(1,999)	(1,996)
Basic and diluted net loss per share (1)	$(0.13)	$(0.29)	$(0.20)	$(0.20)

2009:
Total revenues	$7,242	$5,580	$3,126	$3,554
Cost of product revenues	4,819	4,237	2,369	3,366
Loss from continuing operations (2)	(2,593)	(1,957)	(2,634)	(3,442)
Income (loss) from discontinued operations	(1,067)	18,597	41	—
Net income (loss) (2)	(3,660)	16,640	(2,593)	(3,442)
Basic and diluted net income (loss) per share (2)	$(0.39)	$1.76	$(0.27)	$(0.36)

(1)	During the first and second quarters of 2010, the Company incurred $300,000 and $1.5 million, respectively, of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.
(2)	During the fourth quarter of 2009, the Company incurred $878,000 of inventory write-offs associated with excess and obsolete material related to a rapid drop in sales of a legacy product for a major customer’s radio platform.

NOTE 15—SUBSEQUENT EVENTS

Proposed Merger with GigOptix

On February 4, 2011, Endwave entered into an Agreement and Plan of Merger with GigOptix and Aerie Acquisition Corporation, a wholly-owned subsidiary of GigOptix, pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into Endwave, the separate corporate existence of Merger Subsidiary shall cease and Endwave will be the surviving corporation of the merger and a wholly-owned subsidiary of GigOptix. This agreement is referred to as the Merger Agreement and the proposed merger contemplated by the Merger Agreement as the Merger.

Upon the consummation of the Merger, (i) the outstanding shares of Endwave common stock will be converted into the right to receive an aggregate number of shares of GigOptix common stock equal to the product of (.425/.575) and the number of shares of GigOptix common stock outstanding immediately prior to consummation of the Merger, less 42.5% of the shares described in clause (ii) of this sentence and (ii) in-the-money options to acquire Endwave common stock outstanding immediately prior to the consummation of the Merger will be converted into that number of shares of GigOptix common stock determined by dividing the spread value of such options at closing by the closing price of GigOptix’s common stock on the trading day prior to closing, such that following the Merger, the pre-Merger holders of common stock and restricted stock units will own that number of shares equal to 42.5% of the outstanding stock of the combined company, less 42.5% of the shares issued in respect of Endwave stock options.

The Merger Agreement includes customary representations, warranties and covenants of Endwave and GigOptix. Endwave has agreed to conduct its operations and the operations of its subsidiaries according to its ordinary and usual course of business consistent with past practice until the effective time of the Merger. The

ENDWAVE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Merger Agreement contains customary “no-solicitation” covenants pursuant to which neither Endwave nor GigOptix is permitted to solicit any alternative acquisition proposals, provide any information to any person in connection with any alternative acquisition proposal, participate in any discussions or negotiations relating to any alternative acquisition proposal, approve, endorse or recommend any alternative acquisition proposal, or enter into any agreement relating to any alternative acquisition proposal. The “no-solicitation” provision is subject to certain exceptions that permit the Board of Directors of each of Endwave and GigOptix, as the case may be, to comply with their respective fiduciary duties, which, under certain circumstances, would enable Endwave or GigOptix, as the case may be, to provide information to, and engage in discussions or negotiations with, third parties with respect to alternative acquisition proposals.

The Merger Agreement contains certain termination rights for both Endwave and GigOptix and further provides that, upon termination of the Merger Agreement under certain circumstances, Endwave may be obligated to pay GigOptix a termination fee of $1,000,000 plus certain reasonable documented expenses of GigOptix.

The Merger which is subject to regulatory approvals as well as approvals by the stockholders of Endwave is not expected to close before the second quarter of 2011.

2011 Restructuring

During the first quarter of 2011, the Company will undertake certain restructuring activities to reduce expenses. The Company announced its plan to terminate the employment of a total of 14 employees and is closing its facilities in Salem, New Hampshire and Folsom, California in order to reduce the Company’s cost structure. These terminations will affect all areas of the Company’s operations. The components of the expected restructuring charge include facilities, severance, benefits, payroll taxes, acceleration of certain stock awards for the affected personnel, and other costs associated with these activities. The Company is expected to incur cash charges of approximately $700,000 and the payments are expected to be substantially completed by the end of the second quarter of 2011.

ENDWAVE CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts:

	Balance at Beginning of Period	Additions (Reductions) Charged to Costs and Expense	Deductions and Write-offs	Balance Transferred Due to Sale of the Business	Balances at End of Period
	(In thousands)
Year ended December 31, 2010	$19	$(1)	$—	$—	$18

Year ended December 31, 2009	$64	$(27)	$—	$(18)	$19

Year ended December 31, 2008	$67	$(3)	$—	$—	$64

2,715,161 Shares

Common Stock

GIGOPTIX, INC.

PROSPECTUS

            , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be paid
SEC Registration Fee	$605.36
Legal Fees and Expenses	15,000.00
Accounting Fees and Expenses	50,000.00
Printing and Engraving Expenses	5,000.00

Total	$70,605.36

Item 14.	Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

GigOptix’ amended and restated certificate of incorporation and amended and restated bylaws provide that GigOptix will indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of GigOptix or, while a director or an officer of GigOptix, is or was serving at the request of GigOptix as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. GigOptix will not be obligated to indemnify such person in connection with a proceeding commenced by such person unless GigOptix’ board of directors has authorized the commencement of such a proceeding.

In addition, GigOptix maintains standard policies of insurance that insure directors and officers of GigOptix against liability asserted against such persons, whether or not such directors or officers have the right to indemnification pursuant to the GigOptix charter, the GigOptix bylaws or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was based.

•

In connection with the merger by and between Lumera, GigOptix LLC and GigOptix, Inc. in December 2008, the members of GigOptix LLC received, in aggregate, 2,216,800 restricted shares of common stock of GigOptix, Inc. upon the conversion of their GigOptix LLC membership units. In addition, GigOptix, Inc. issued to Lumera stockholders and members of GigOptix LLC 1,450,336 warrants in connection with the merger. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

On January 20, 2009, we entered into a consulting agreement with Alliance Advisors for the provision of services related to investor relations. Pursuant to such consulting agreement, we issued to Alliance Advisors 25,000 shares of restricted common stock and on November 12, 2009, an additional warrant for the purchase of 25,000 shares of common stock. On March 1, 2010, we entered into a subsequent consulting agreement with Alliance Advisors for the same type of services. Pursuant to such consulting agreement, on June 3, 2010, we issued an additional 12,500 shares of common stock to Alliance Advisors. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

Pursuant to the merger with ChipX described in our Current Report on Form 8-K filed on November 10, 2009, we issued to ChipX stockholders 3,540,946 shares of restricted common stock in exchange for certain of the ChipX shares of stock held by such stockholders. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the limited number of holders of ChipX common shares, their financial position and sophistication, and the absence of any general solicitation, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on November 16, 2009, on November 12, 2009, we entered into a loan and security agreement with Bridge Bank, N.A. Pursuant to such loan and security agreement, we issued to Bridge Bank a warrant for the purchase of 59,773 shares of common stock. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on December 31, 2009, on December 28, 2009, we entered into securities purchase agreements with the investors party thereto in connection with a PIPE (Private Investment in a Public Entity) financing. Pursuant to the purchase agreements, we sold a total of 392,500 shares of common stock and 392,500 warrants to purchase shares of common stock at an exercise price of $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering. The total gross proceeds we received from this offering was $785,000. We compensated Sandgrain Securities Inc., as placement agent, for assisting in the sale of units by paying them commissions in the amount of $26,000, and issuing Sandgrain 13,000 shares and warrants to purchase 13,000 shares of our common stock exercisable at $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering. The securities were issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and Regulation D thereunder. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on February 4, 2010, on January 29, 2010, we entered into a loan agreement with Agility Capital, LLC. Pursuant to such loan agreement, we issued to Agility Capital a warrant for the purchase of 71,429 shares of common stock. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009, on April 5, 2010, we issued a new warrant for 25,000 shares of our common stock, with an exercise price of $2.00 per share, to Agility Capital as consideration for a waiver of an occurrence of an event of default under a loan agreement between us and Agility Capital. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and did not involve any general solicitation or advertising.

•

As described in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009, on April 7, 2010, we issued a new warrant for 20,000 shares of our common stock, with an exercise price of $3.65 per share, to Bridge Bank as consideration for a waiver of an occurrence of an event of default under a credit agreement between us and Bridge Bank. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and did not involve any general solicitation or advertising.

•

As described in our Current Report on Form 8-K filed on April 28, 2010, in connection with entering into a loan and security agreement with Silicon Valley Bank (“SVB”) we granted SVB (i) a warrant to purchase 125,000 shares of our common stock at an exercise price equal to $4.00 per share and (ii) a warrant to purchase up to 100,000 shares which shall vest 15,000 shares a month incrementally beginning September 1, 2010 (but with the last monthly incremental vesting amount being 10,000 shares) at an exercise price equal to the closing market price on each date of vesting. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and did not involve any general solicitation or advertising.

•

As described in our Annual Report on Form 10-K for the year ended December 31, 2010, pursuant to anti-dilution provisions contained in the above-referenced warrants issued to Agility Capital and Bridge Bank and as a result of the issuance by us of a public offering of securities that closed on July 8, 2010, an additional 75,040 shares became eligible for purchase by Agility Capital and Bridge Bank pursuant to such warrants. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on April 8, 2011, we issued two new warrants to the DBSI Liquidating Trust for 500,000 shares each; one with an exercise price of $2.60 per share and the other with an exercise price of $3.00 per share. Both of these warrants are first exercisable six months from the date of issuance, and the exercise period of the warrant with an exercise price of $2.60 per share expires three years from the date of issuance, and of the other warrant four years from the date of issuance. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act; and Regulation D thereunder and did not involve any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The attached Exhibit Index is incorporated herein by reference.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range maybe reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract or sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palo Alto, State of California, on April 29, 2011.

GIGOPTIX, INC.

By:	/s/ AVI KATZ
Dr. Avi Katz,
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/S/ AVI KATZ Dr. Avi Katz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 29, 2011

/S/ JEFF PARSONS Jeff Parsons	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 29, 2011

* C. James Judson	Director	April 29, 2011

* Frank W. Schneider	Director	April 29, 2011

* Kimberly D.C. Trapp	Director	April 29, 2011

* Neil Miotto	Director	April 29, 2011

By:	/s/ AVI KATZ
Dr. Avi Katz,
Attorney-in-fact

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed or Period Ended

2.1	Agreement and Plan of Merger, dated as of November 9, 2009, by and among Gull Inc., Ahoy Acquisition Corporation and ChipX, Incorporated.		8-K	November 10, 2009

2.2	Agreement and Plan of Merger, dated as of February 4, 2011, by and among GigOptix, Inc., Aerie Acquisition Corporation and Endwave Corporation.		8-K	February 7, 2011

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.		S-4	September 8, 2008

3.2	Amended and Restated Bylaws of the Registrant.		8-K	June 4, 2009

4.1	Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant.		S-4	October 24, 2008

4.2	Warrant for 500,000 shares of GigOptix common stock at $2.60 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust.		8-K	April 8, 2011

4.3	Warrant for 500,000 shares of GigOptix common stock at $3.00 per share, dated April 8, 2011 between GigOptix, Inc. and the DBSI Liquidating Trust.		8-K	April 8, 2011

5.1	Opinion of Nixon Peabody LLP.	X

10.1	2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.2	GigOptix, Inc. 2008 Equity Incentive Plan.		S-4	September 8, 2008

10.3	2004 Equity Incentive Plan of Lumera Corporation.		S-1	June 24, 2004

10.4	2007 GigOptix LLC Equity Incentive Plan.		S-4	September 8, 2008

10.5	Lease Agreement, dated as of July 11, 2005, by and between S/I North Creek and Lumera Corporation for facilities located at 19910 North Creek Parkway, Bothell, WA.		8-K	July 12, 2005

10.6	Office Lease Agreement dated March 21, 2005 by and between EOP-Embarcadero Place, L.L.C. and iTerra Communications LLC for facilities located at 2300 Geng Road, Suite 250, Palo Alto, CA.		S-4	October 24, 2008

10.7	First Amendment dated as of January 26, 2009 by and between EOP-Embarcadero Place, L.L.C. and the Company.		8-K	January 29, 2009

10.8	Exclusive Licensing Agreement effective October 20, 2000, by and between the University of Washington and Lumera Corporation.		S-1	May 19, 2004

10.9	License Agreement effective March 27, 2004, by and between Arizona Microsystems, L.L.C. and Lumera Corporation.		S-1	May 19, 2004

10.10	License Agreement dated August 31, 2007 by and between Digimimic S.r.l. and GigOptix LLC.		S-4	September 8, 2008

10.11	Amendment to 2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.12	Modulators Incorporating Polymers with Exceptionally High Electro-Optic Coefficients Development Agreement as Exhibit 10.1 to the Defense Advanced Research Projects Agency dated June 30, 2006.		10-Q	June 30, 2006

10.13	Employment Agreement by and between the Company and Dr. Katz, dated as of February 3, 2011.		8-K	February 8, 2011

10.14	Form of Employment Agreement to be entered into between the Company and its executive officers.		8-K	February 11, 2009

10.15	Form of Incentive Stock Option Award Agreement.		8-K	March 17, 2009

10.16	Form of Nonstatutory Stock Option Award Agreement.		8-K	March 17, 2009

10.17	Third Amendment to Schnitzer North Creek Lease Agreement, dated as of September 30, 2009.		8-K	October 5, 2009

10.18	Loan and Security Agreement, dated November 12, 2009 between GigOptix, Inc., ChipX, Inc. and Bridge Bank, N.A.		8-K	November 16, 2009

10.19	Second Amendment to Lease Agreement, dated as of December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.C.		8-K	December 15, 2009

Exhibit No.		Incorporated by Reference
	Description	Filed Herewith	Form	Date Filed or Period Ended

10.20	Office Lease Agreement dated December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.P for headquarters located in Palo Alto, CA.		8-K	December 15, 2009

10.21	Loan and Security Agreement with Silicon Valley Bank, dated April 23, 2010.		8-K	April 28, 2010

10.22	Loan Agreement, dated January 29, 2010 between GigOptix, Inc., ChipX, Incorporated and Agility Capital, LLC.		10-K/A	June 6, 2010

10.23	Registration Rights Agreement, dated June 30, 2010, by and between GigOptix, Inc. and James R. Zazzali, as trustee for the Chapter 11 debtors in the matter In re: DBSI, Inc., et al., Case No. 08-12687, pending in the United States Bankruptcy Court for the District of Delaware.		10-K	March 2, 2011

10.24	Amendment to Registration Rights Agreement, dated January 11, 2011, by and between GigOptix, Inc. and Conrad Myers, as Liquidating Trustee for the DBSI Liquidating Trust, as successor-in-interest to the Chapter 11 Debtors the matter In re: DBSI, Inc., et al., Case No. 08-12687, filed in the United States Bankruptcy Court for the District of Delaware.		10-K	March 2, 2011

21	Subsidiaries		10-K	March 2, 2011

23.1	Consent of Nixon Peabody LLP (contained in Exhibit 5.1)	X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	X

23.3	Consent of Grant Thornton LLP, independent registered public accounting firm.	X

23.4	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.	X

24	Power of Attorney (See signature page).	*

*	Previously filed.